    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2000

                                                      REGISTRATION NO. 333-93069
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                UTSTARCOM, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                              3661                             52-1782500
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification Number)

                       1275 HARBOR BAY PARKWAY, SUITE 100
                               ALAMEDA, CA 94502
                                 (510) 864-8800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   HONG L. LU
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                UTSTARCOM, INC.
                       1275 HARBOR BAY PARKWAY, SUITE 100
                               ALAMEDA, CA 94502
                                 (510) 864-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

              STEVEN E. BOCHNER, ESQ.                               ALAN F. DENENBERG, ESQ.
               STEVEN L. BERSON, ESQ.                                 Shearman & Sterling
               CARMEN C. CHANG, ESQ.                                  1550 El Camino Real
          Wilson Sonsini Goodrich & Rosati                         Menlo Park, CA 94025-4100
              Professional Corporation                                   (650) 330-2200
                 650 Page Mill Road
              Palo Alto, CA 94304-1050
                   (650) 493-9300

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. / / __________
    If the delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box. / /
                           --------------------------


                        CALCULATION OF REGISTRATION FEE



                                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
           TITLE OF EACH CLASS OF               AMOUNT TO BE     OFFERING PRICE PER   AGGREGATE OFFERING     REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(1)         SHARE(2)             PRICE(2)             FEE(3)
Common Stock, $0.00125 par value............     11,500,000            $14.00            $161,000,000           $42,504



(1) Includes up to 1,500,000 shares of Common Stock which the underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.


(3) $33,000 of the registration fee has previously been paid.


                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED JANUARY 31, 2000


P_R_O_S_P_E_C_T_U_S


                               10,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                 --------------


        This is UTStarcom, Inc.'s initial public offering.



        We expect the public offering price to be between $12 and $14 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "UTSI."



        INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.


                               -----------------

                                                                       PER SHARE            TOTAL
                                                                       ---------            -----
        Public offering price......................................      $                  $
        Underwriting discount......................................      $                  $
        Proceeds, before expenses, to UTStarcom, Inc. .............      $                  $


        The underwriters may also purchase up to an additional 1,500,000 shares from UTStarcom at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


        The shares will be ready for delivery on or about         , 2000.


                               ------------------

MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                                                      U.S. BANCORP PIPER JAFFRAY
                                  ------------

               The date of this prospectus is             , 2000.

                           [INSIDE FRONT COVER PAGE]

PHOTOGRAPHS, DESCRIPTIONS AND CAPTIONS


    1.  Top left: Caption: UTStarcom product line.



    2.  Top: Color photos of AN-2000 access node and OMUX optical multiplexor.



    Caption: AN-2000 / OMUX. Our AN-2000 system and OMUX product allow service providers to offer voice and high speed broadband data services over wireline networks.



    3. Middle: Color photos of radio port controller, indoor radio port, outdoor radio port, remote subscriber terminal and handset.



    Caption: Airstar City-Wide Wireless Mobile Phone System. Our Airstar Personal Access System allows service providers that operate wireless networks to provide cost-effective voice and data services for several hundred thousand subscribers.



    4.  Bottom: Color photo of WACOS IP-based switching system.



    Caption: WACOS IP-Based Multi-Service Switching System. Our WACOS system provides IP-based switching services in multiple networks.


                     [INSIDE GATE-FOLD OF FRONT COVER PAGE]

IMAGES, DIAGRAM, DIAGRAM DESCRIPTIONS AND CAPTIONS.

    1.  Top left: UTStarcom logo.


    2.  Top caption: COMMUNICATIONS ACCESS NETWORK SOLUTIONS


    3. Center: Diagram of a linked communications network depicting our AN-2000, Airstar and WACOS systems.


    4. Center left: Diagram of an AN-2000 deployment. Traditional voice service connects to a central office switch over a standard digital interface. The central office switch connects to a remotely located AN-2000 central office terminal over a standard digital interface. Internet services connect to a data switch, which connects to the same central office terminal over a standard digital interface. The central office terminal connects to two AN-2000 remote terminals. The connections are made through a high performance robust digital transmission technology, known as SDH. A computer using our Netman software is connected to the central office terminal and the remote terminals. The remote terminals connect to subscribers to provide wireline telephone service, leased line, ISDN and xDSL.



    5. Center middle: Diagram of an Airstar deployment. Traditional voice service connects to a central office switch over a standard digital interface. Internet service connects to a data switch over a standard digital interface. The central office and data switches each connect to two separate Airstar remote terminals over a standard digital interface. An Airstar air traffic controller connects to each of the Airstar remote terminals. A computer using our Netman software is connected to an Airstar air traffic controller and the Airstar remote terminals. The Airstar remote terminals connect to radio port controllers over a standard digital interface. The radio port controllers provide wireless city-wide mobile phone, wireless local loop and mobile data services.



    6. Center right: Diagram of a WACOS deployment. A private backbone connected to Internet service is connected to the local access network through a backbone/Internet gateway. A wireless gateway and a V5/PSTN gateway are located on the access network. The gateways connect with the Airstar and AN-2000 systems. The gateways also allow for large-scale wireless mobile phone service, voice over IP and broadband access. An operational support system provides customer care, billing and management capabilities.

                            [INSIDE BACK COVER PAGE]

IMAGES, A MAP AND CAPTIONS

    1.  Top left: UTStarcom Logo


    Caption: China Installations and Offices



    2. Center: Map of Asia. Red flags depict the location of UTStarcom offices. Green flags depict the location of UTStarcom installations. Colored shading on the map depicts estimated telecommunications service provider revenues.



    3. Bottom left: Small map of the United States. Red flags depict UTStarcom offices.



    Caption: United States of America Offices

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      5
Forward-Looking Statements..................................     22
Use of Proceeds.............................................     23
Dividend Policy.............................................     23
Capitalization..............................................     24
Dilution....................................................     25
Selected Consolidated Financial Data........................     27
Selected Pro Forma Combined Financial Data..................     29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     30
Business....................................................     40
Management..................................................     57
Related Party Transactions..................................     65
Principal Stockholders......................................     68
Description of Capital Stock................................     71
Material United States Federal Tax Consequences to
  Non-United States Holders.................................
Shares Eligible for Future Sale.............................     74
Underwriting................................................     76
Legal Matters...............................................     80
Experts.....................................................     80
Where You Can Find Additional Information...................     80
Index to Financial Statements and Financial Information.....    F-1



    You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our Web site is not part of this prospectus. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. We will update any material changes to the information in this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission.


    UTStarcom is registered as a trademark in the United States. UTStarcom, Airstar and WLL are registered as trademarks in China. This prospectus also includes product names, trade names and trademarks of other companies. All other product names, trade names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL DATA AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION.

                                UTSTARCOM, INC.


    We provide communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets. To date, substantially all of our sales have been to service providers in China. Our integrated suite of network access systems, optical transmission products and subscriber terminal products allows service providers to offer efficient and expandable voice, data and Internet access services. Because our systems are based on widely adopted international communications standards, service providers can easily integrate our systems into their existing networks and deploy our systems in new broadband, Internet Protocol and wireless network rollouts. Internet Protocol, or IP, refers to a set of rules developed for communicating information over the Internet. Systems that communicate using Internet Protocol are known as IP-based systems.



    China has one of the fastest growing communications markets in the world. Growth in China's communications equipment and services markets is being driven by the government's commitment to developing a communications infrastructure, pent-up demand for communications services and robust economic growth. According to 1998 statistics from the International Telecommunication Union, China has only 7.0 phone lines per 100 people. In comparison, the United States has approximately 66.1 phone lines per 100 people. China's low telephone penetration rate combined with its population of 1.2 billion presents a significant market opportunity for providers of voice and data communications services and equipment. Furthermore, the number of Internet subscribers within China is expected to dramatically increase, resulting in further infrastructure development for data services and increased demand for communications equipment capable of providing these services.



    Service providers in China often require network solutions with a suite of integrated products that address all of their access needs, including wireline and wireless, voice and data. These comprehensive product offerings enable service providers to quickly, and with minimal incremental investment, address the changing communications demands of their subscribers. In addition, given the rapid growth in China's emerging communications market, network solutions must be efficient and expandable so that the same architecture can provide an affordable entry level solution for hundreds of subscribers yet economically extend to hundreds of thousands of subscribers. Additionally, service providers in China often require vendors to continually develop products to meet evolving market needs and to have an extensive local service, support and manufacturing presence. Our wireless and wireline access and switching systems are designed to deliver the following key benefits to service providers:



    INTEGRATED, COMPREHENSIVE PRODUCT OFFERING. By offering communications systems that link the backbone network, which is a communications network linking access points, the access network and the subscribers' premises, we supply service providers with solutions that enable them to quickly deploy services to subscribers. Furthermore, as subscriber needs evolve from voice to data, we offer solutions to meet these needs.


    FLEXIBILITY FOR VOICE AND DATA SERVICES. We have designed our systems to offer a high degree of flexibility in terms of the number of subscribers and types of traffic delivered to those subscribers. This flexibility is particularly important in China as the communications services market is undergoing rapid change and growth. Our access systems allow service providers to quickly and cost-effectively implement upgrades for new services, including high-speed data services, compared to alternative solutions which may require the purchase of an entirely new system to provide these services.

    LEADING PRICE AND PERFORMANCE SOLUTION. We have designed our systems so that service providers in developing markets such as China can quickly deploy multiple services in a cost-effective manner. Our systems are engineered to allow service providers to purchase only the functionality and capacity needed and to purchase additional functionality and capacity over time as subscriber demand warrants. Furthermore, as demand for communications services in China grows, our expandable systems will allow service providers to expand from a small initial subscriber base to hundreds of thousands of subscribers in a cost-effective and efficient manner.



    ARCHITECTURE BASED ON WIDELY-ADOPTED INTERNATIONAL COMMUNICATIONS STANDARDS. We have designed our systems to comply with widely-adopted international communication standards for multi-vendor interoperability. Our systems incorporate interfaces that allow service providers to connect our products to equipment from multiple vendors and thus integrate multiple voice and data services within one system. Our compliance with these standards lowers costs by permitting service providers to shorten evaluation times and eases integration of our products with other systems in the service providers' networks.



    LOCAL PRESENCE. We have established a strong local presence in China that allows us to be responsive to the needs of service providers and their subscribers. We manufacture the majority of our products at two facilities located in the cities of Huizhou in Guangdong province and Hangzhou in Zhejiang province that are owned by joint ventures between us and the affiliates of corresponding provincial Posts and Telecommunications Administrations. By using local facilities in China, we have helped create new jobs within the provinces and have strengthened our relationships with the Posts and Telecommunications Administrations in some of China's most modernized and rapidly growing provinces. We also maintain nine sales and customer support sites in China that allow us to deploy a customer support representative anywhere in China within 24 hours. Additionally, we have developed relationships at the national, provincial and local levels which provide us with a continuous flow of information on market changes and insight into unique service provider needs and related opportunities.


    Our objective is to be a leading provider of broadband, Internet Protocol, or IP, and wireless network equipment to high growth communications markets. The principal elements of our strategy are as follows:

    - leverage our installed base of wireless and wireline access systems as demand for broadband and high-speed data services grows in China;

    - continue to develop products and technologies for market-driven solutions and penetrate the emerging IP-based switching market;

    - further capitalize on China's low penetration rate and increasing demand for communications services by increasing our sales, support and development staff and delivering new products and technologies; and

    - leverage our success in China to address other high-growth markets.

    Service providers have installed over 900,000 lines of our Airstar wireless access system, which we believe is the most widely deployed wireless local access system in China. Over 1.2 million lines of our wireline AN-2000 access system have been deployed in China, including installations in the six largest regional communications markets. Our OMUX product provides optical transmission and is often bundled with our Airstar and AN-2000 systems. The OMUX is currently installed as a stand-alone or bundled product at over 5,000 locations for over 200 communications service providers. Our newest product, WACOS, is targeted at the emerging broadband, IP-based switching and wireless markets.

    We incorporated in Delaware as Unitech Industries Inc. in 1991. In 1994, we changed our name to Unitech Telecom, Inc. In 1995, we acquired StarCom Network Systems, Inc. and changed our name to UTStarcom, Inc. Our principal executive offices are located at 1275 Harbor Bay Parkway, Alameda, California, and our telephone number is (510) 864-8800.

                                  THE OFFERING


Common stock offered by UTStarcom.......           10,000,000 shares

Shares outstanding after the offering...           89,307,159 shares

Use of proceeds.........................           We intend to use the proceeds from this offering for
                                                   general corporate purposes, including research and
                                                   development, expansion of our sales and marketing
                                                   organization and working capital. We may also use a
                                                   portion of the proceeds from this offering to acquire
                                                   or invest in complementary businesses, technologies
                                                   or products.

Proposed Nasdaq National Market
  symbol................................           UTSI


------------------------


    The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999 and excludes:



    - 16,831,090 shares of common stock authorized for issuance under our stock option plans, under which options to purchase 14,405,714 shares were outstanding and 172,243 shares were available for grant as of December 31, 1999; and



    - 532,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $6.025 per share.

                             SUMMARY FINANCIAL DATA

    The summary financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, the unaudited pro forma combined financial information and the related notes included elsewhere in this prospectus.


                                                                       YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------
                                                   1995       1996       1997       1998       1999         1999
                                                 --------   --------   --------   --------   --------   -------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                              ACTUAL    PRO FORMA(5)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales......................................  $10,006    $ 35,542   $ 75,597   $105,167   $187,516     $187,516
Gross profit...................................    5,717      13,220     26,802     39,921     75,929       75,929
Operating income (loss)........................   (8,979)      1,237     (3,390)     1,909     17,296       18,343
Net income (loss) applicable to common stock...   (9,841)       (310)        30       (300)    (3,558)      (2,644)
Earnings (loss) per share(1):
  Basic........................................  $ (2.40)   $  (0.04)  $   0.05   $   0.06   $  (0.41)       (0.30)
  Diluted......................................  $ (2.40)   $  (0.04)  $   0.00   $   0.00   $  (0.41)       (0.30)
Shares used in per share calculations(1):
  Basic........................................    4,108       8,344      7,320      7,582      8,678        8,678
  Diluted......................................    4,108       8,344      7,320     77,050      8,678        8,678
Unaudited pro forma net loss per share(2):
  Basic........................................                                                 (0.05)
  Diluted......................................                                                 (0.05)
  Weighted average shares--basic...............                                                68,646
  Weighted average shares--diluted.............                                                68,646



                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(3)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents(4)................................  $ 87,364      $206,264
Working capital.............................................   127,509       246,409
Total assets................................................   265,438       384,338
Total short-term debt.......................................    43,338        43,338
Total stockholders' equity..................................   160,242       279,142


-------------


(1) Based on the number of shares outstanding as of December 31, 1999. Excludes
    (i) 16,831,090 shares of common stock authorized for issuance under our stock option plans, under which options to purchase 14,405,714 shares were outstanding as of December 31, 1999 with a weighted average exercise price of $3.25 per share and 172,243 shares were available for grant and
    (ii) 532,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of December 31, 1999 with a weighted average exercise price of $6.025 per share.



(2) To give effect to the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering.



(3) Adjusted to reflect the receipt of the estimated net proceeds from the sale of 10,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $13 per share, after deducting the estimated underwriting discount and estimated offering expenses.



(4) Includes restricted cash of $4,550 as of December 31, 1999.



(5) The pro forma combined statement of operations data presents our results of operations as if our acquisition of Wacos had occurred as of January 1, 1999. The pro forma information is not necessarily indicative of what would have occurred had the acquisition been made as of such period, nor is it indicative of future results of operations. Non-recurring charges related to in-process research and development are not included within the pro forma statement of operations.

                                  RISK FACTORS


    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO COULD HARM OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES.


                         RISKS RELATING TO OUR COMPANY

OUR FUTURE SALES ARE UNPREDICTABLE, OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE FROM QUARTER TO QUARTER, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY


    Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. As a result, period to period comparisons of our operating results are not necessarily meaningful or indicative of future performance. Furthermore, it is likely that in some future quarters our operating results will fall below the expectations of public market analysts or investors. If this occurs, the trading price of our common stock could decline.


    Factors that may affect our future operating results include:

    - the timing, number and size of orders for our products, as well as the relative mix of orders for each of our products, particularly the volume of lower margin telephone handsets;

    - the evolving and unpredictable nature of the economic, regulatory and political environments in China and other countries in which we market or plan to market our products;

    - aggressive price reductions by our competitors;

    - currency fluctuations;

    - market acceptance of our products and product enhancements;

    - the lengthy and unpredictable sales cycles associated with sales of our products combined with the impact of this variability on our suppliers' ability to provide us with components on a timely basis; and

    - longer collection periods of accounts receivable in China and other countries.


    The limited performance history of some of our products, our limited forecasting experience and processes and the emerging nature of our target markets make forecasting our future sales and operating results difficult. Our expense levels are based, in part, on our expectations regarding future sales, and these expenses are largely fixed, particularly in the short term. In addition, to enable us to promptly fill orders, we maintain inventories of finished goods, components and raw materials. As a result, we commit to considerable costs in advance of anticipated sales. In the past, a substantial portion of our sales in each quarter resulted from orders received and shipped in that quarter, and we have operated with a limited backlog of unfilled orders. Accordingly, we may not be able to reduce our costs in a timely manner to compensate for any unexpected shortfall between forecasted and actual sales. Any significant shortfall of sales may require us to maintain higher levels of inventories of finished goods, components and raw materials than we require, thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs. Although we have reserved against inventory obsolescence, we cannot guarantee that these reserves will be adequate to offset all write-downs or write-offs.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT



    As of December 31, 1999, we had an accumulated deficit of approximately $19.9 million. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to continue to generate higher revenues to sustain profitability. Numerous factors could negatively impact our results of operations, including a decrease in sales, price pressures and a fixed cost structure which could limit our ability to respond to declining revenues. Although our sales have grown in recent quarters, our past results should not be relied on as indications of our future performance. We cannot assure you that we will be able to remain profitable in future periods.


COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED PRICES, REVENUES AND MARKET SHARE


    We face intense competition in our target markets and expect competition to increase. Increased competition in our target markets may result in price reductions, reduced gross profit as a percentage of net sales and loss of market share. Our principal competitors for our different product lines include the following:


    - AIRSTAR SYSTEM: Alcatel Alsthom CGE, S.A.; Ericsson LM Telephone Co.; Huawei Technology Co., Ltd.; Lucent Technologies, Inc.; Motorola, Inc.; NEC Corporation; Siemens AG; and Zhongxing Telecommunications Equipment.

    - AN-2000 AND OMUX: Advanced Fibre Communications, Inc.; Alcatel; Bosch Telecom GmbH; ECI Telecom Ltd.; Ericsson; Fujitsu Limited; Huawei; Lucent; NEC; Nokia Corporation; Shanghai Bell Alcatel Mobile Communication; Siemens; and Zhongxing.

    - WACOS SYSTEM: Alcatel; Cisco Systems, Inc.; Clarent Corporation; Ericsson; Huawei; Lucent; Motorola; Nokia; Nortel Networks Corporation; Nuera Communications, Inc.; Siemens; Tachion Networks, Inc.; and Vienna Systems Corp.


    We are increasingly facing competition from domestic companies in China and believe that our strongest competition in the future may come from these companies, many of which operate under lower cost structures and more favorable governmental policies and with much larger sales forces than we do. Furthermore, other companies not presently offering competing products may also enter our target markets. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. Additionally, some competitors may be able to offer significant financing arrangements to service providers, in some cases facilitated by favorable government policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties, including our current customers, to increase their ability to produce products that address the needs of service providers in our target markets.


THE SUCCESS OF OUR BUSINESS DEPENDS ON A RELATIVELY SMALL NUMBER OF LARGE SYSTEM DEPLOYMENTS, AND ANY CANCELLATION, REDUCTION OR DELAY IN THESE DEPLOYMENTS COULD HARM OUR BUSINESS


    Our business is characterized by large system deployments for a relatively small number of service providers. In the twelve months ended December 31, 1999, two customers accounted for 30% and 11%, respectively, of our net sales. Our dependence on large system deployments makes our ability to provide systems in a timely and cost-effective manner critically important to our business. We have in the past experienced delays and encountered other difficulties in the installation and implementation of our systems. Various factors could cause future delays, including technical problems and the shortage of qualified technicians. Any delays or difficulties in deploying our systems, or the cancellation of any orders by service providers, could significantly harm our business.

WE DO NOT HAVE SOME OF THE LICENSES WE REQUIRE TO SELL OUR NETWORK ACCESS
  PRODUCTS IN CHINA


    Beginning January 1, 1999, China's government required that all telecommunications equipment connected to public or private telecommunications networks within China be approved by the Ministry of Information Industry and the manufacturer of the equipment obtain a network access license for each of its products. Sellers are prohibited from selling or advertising for sale equipment for which its manufacturer has not obtained a network access license and may be liable for penalties in an amount up to three times earnings from the sale of any equipment sold beginning January 1, 1999 without a license. In addition, any unlicensed equipment may be required to be removed from the network. Failure to obtain the required licenses could require us to remove previously installed equipment and would prohibit us from making further sales of the unlicensed products in China, which would substantially harm our business.



    The regulations implementing these requirements are not very detailed, have not been applied by a court and may be interpreted and enforced by regulatory authorities in a number of different ways. Accordingly, we have obtained an opinion from our counsel in China as to which licenses we are required to obtain. Based upon this counsel's advice, we believe that we have obtained the required network access licenses for our AN-2000 system and bundled OMUX product. We have applied for but do not yet have a network access license for our Airstar system. We have also applied for network access licenses for our stand-alone OMUX product and for other products which we are no longer manufacturing but had previously sold to service providers in China. Network access licenses will be required for any additional products that we may develop for sale in China, including our WACOS system. Based upon verbal inquiries made by our counsel in China to the Ministry of Information Industry, we believe that for products which we sold before January 1, 1999, such as the Airstar system, no penalties will be imposed by the MII for sales we have made or will make during the period an application is pending. Our counsel in China has advised us that China's governmental authorities may interpret or apply the regulations with respect to which licenses are required and the ability to sell a product while an application for the product license is pending differently.


OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO COLLECT PAYMENTS FROM OUR CUSTOMERS ON A TIMELY BASIS


    Our customers often must make a significant commitment of capital to purchase our products. As a result, any downturn in a customer's business that affected the customer's ability to pay us could harm our financial condition. Moreover, accounts receivable collection cycles historically tend to be much longer in China than in other markets. The failure of any of our customers to make timely payments could require us to write-off accounts receivable or increase our accounts receivable reserves, either of which could adversely affect our financial condition.


A DECLINE IN BUSINESS ACTIVITY DURING CHINA'S LUNAR NEW YEAR MAY RESULT IN DECREASED SALES DURING OUR FIRST QUARTER


    Business activity in China declines considerably during the first quarter of each year in observance of the Lunar New Year. As a result, sales during the first quarter of our fiscal year have in the past typically been lower than sales during the fourth quarter of the preceding year and we expect this trend to continue in the future. We will continue to face this seasonality in the future and do not have the ability to forecast with any degree of certainty the impact of the decreased business activity during the Lunar New Year on our sales and operating results.


OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND TO COMPETE EFFECTIVELY, WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE

    The emerging market for communications equipment in developing countries is characterized by rapid technological developments, frequent new product introductions and evolving industry and regulatory standards. Our success will depend in large part on our ability to enhance our network access and switching technologies and develop and introduce new products and product enhancements that anticipate changing service provider requirements and technological developments. We may need to make substantial capital expenditures and incur significant research and development costs to develop and introduce new products and enhancements. If we fail to timely develop and introduce new products or enhancements to existing products that effectively respond to technological change, our business, financial condition and results of operations could be materially adversely affected.

    From time to time, we or our competitors may announce new products or product enhancements, services or technologies that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence. Future technological advances in the communications industry may diminish or inhibit market acceptance of our existing or future products or render our products obsolete.

    Even if we are able to develop and introduce new products, we cannot assure you that they will gain market acceptance. Market acceptance of our products will depend on various factors including:

    - our ability to obtain necessary approvals from regulatory organizations;

    - the perceived advantages of the new products over competing products;

    - our ability to attract customers who have existing relationships with our competitors;

    - product cost relative to performance; and

    - the level of customer service available to support new products.


    Specifically, sales of our AN-2000 system outside of China depend, in part, on the adoption of the V5.2 standard in these markets. Additionally, sales of our Personal Access System, or PAS, the mobile component of our Airstar wireless system, will depend in part upon consumer acceptance of the mobility limitations of this service. The introduction of inexpensive wireless telephone service or other competitive services in China may have a material adverse effect on sales of our Airstar systems in China. If our existing or new products fail to achieve market acceptance for any reason, our business could be seriously harmed.


OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO DELIVER QUALITY PRODUCTS ON A TIMELY AND COST EFFECTIVE BASIS

    Our operating results depend on our ability to manufacture products on a timely and cost effective basis. In the past, we have experienced reductions in yields as a result of various factors, including defects in component parts and human error in assembly. If we experience a deterioration in manufacturing performance or a delay in production of any of our products, we could experience delays in shipments and cancellations of orders. Moreover, networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with service providers' products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, any one of which could harm our business.


    If future demand for our products requires additional manufacturing capacity, we may invest in and build additional manufacturing facilities, most likely in China. However, we cannot assure you that the new manufacturing facilities will attain the same quality or level of efficiencies as our existing facilities. Alternatively, or in addition, we may contract with third party manufacturing facilities over which we may be unable to exercise the same degree of quality control as we can over our own facilities. We currently have no arrangements with any independent manufacturing facility, and we may not be able to obtain independent manufacturing sources on commercially attractive terms if and when needed.


WE DEPEND ON SOME SOLE SOURCE AND OTHER KEY SUPPLIERS FOR HANDSETS, COMPONENTS AND MATERIALS USED IN OUR PRODUCTS, AND IF THESE SUPPLIERS FAIL TO PROVIDE US WITH ADEQUATE SUPPLIES OF HIGH QUALITY PRODUCTS, OUR COMPETITIVE POSITION, REPUTATION AND BUSINESS COULD BE HARMED


    Some handsets, components and materials used in our products are purchased from a single supplier or a limited group of suppliers. If any supplier is unwilling or unable to provide us with these components and materials, we may not be able to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments. Moreover, these suppliers may delay product shipments or supply us with inferior quality products. If any of these events occur, our competitive position, reputation and business could suffer.


OUR ABILITY TO SOURCE A SUFFICIENT QUANTITY OF HIGH QUALITY HANDSETS AND OTHER COMPONENTS USED IN OUR PRODUCTS MAY BE LIMITED BY CHINA'S IMPORT RESTRICTIONS AS WELL AS OUR ABILITY TO OBTAIN SUFFICIENT DOMESTIC MANUFACTURING CAPACITY

    We require a significant number of imported components to manufacture our products in China. Imported electronic components are subject to a variety of permit requirements, approval procedures and import duties. Failure to obtain necessary permits or approvals or administrative actions by China's government to limit imports of certain components could adversely affect our ability to manufacture and sell our products in China. In addition, import duties increase the cost of our products and may make them less competitive.


    In particular, an integral component of our Airstar PAS system is the handset used by subscribers to make and receive mobile telephone calls. Our inability to obtain a sufficient number of high quality handsets could severely harm our business. Currently, a worldwide shortage of handsets exists. Although we have contracted with Japanese vendors to manufacture handsets under the UTStarcom label, we cannot assure you that they will be able to supply adequate quantities of handsets. Moreover, we must pay an import duty on each handset that we import into China, which may result in a competitive cost advantage for our competitors who produce handsets in China. As a result, we are evaluating various manufacturing alternatives within China. Currently, we are in the early stages of negotiations with third parties to manufacture handsets for us in China. We may be unable to enter into arrangements with third parties who are capable of producing adequate quantities of high-quality handsets. We also intend to develop the capacity to manufacture our own handsets. However, we may be unsuccessful in our efforts to do so. Additionally, to comply with manufacturing regulations in China we will need to obtain components for our handsets from local sources. These sources may not be able to produce adequate quantities of components that meet our quality standards.


IF WE ARE UNABLE TO EXPAND OUR DIRECT SALES OPERATION IN CHINA AND INDIRECT DISTRIBUTION CHANNELS ELSEWHERE OR SUCCESSFULLY MANAGE OUR EXPANDED SALES ORGANIZATION, OUR OPERATING RESULTS MAY SUFFER

    Our distribution strategy focuses primarily on developing and expanding our direct sales organization in China and our indirect distribution channels outside of China. We may not be able to successfully expand our direct sales organization in China and the cost of any expansion may exceed the revenue generated from these efforts. Even if we are successful in expanding our direct sales organization in China, we may not be able to compete successfully against the significantly larger and better-funded sales and marketing operations of current or potential competitors. In addition, if we fail to develop relationships with significant international resellers or manufacturers' representatives, or if these resellers or representatives are not successful in their sales or marketing efforts, we may be unsuccessful in our expansion efforts outside China.

WE EXPECT AVERAGE SELLING PRICES OF OUR PRODUCTS TO DECREASE WHICH MAY REDUCE OUR REVENUES, AND, AS A RESULT, WE MUST INTRODUCE NEW PRODUCTS AND REDUCE OUR COSTS IN ORDER TO MAINTAIN PROFITABILITY

    The average selling prices for communications access and switching systems and subscriber terminal products, such as handsets, in China have been declining as a result of a number of factors, including:

    - increased competition;

    - aggressive price reductions by competitors;

    - rapid technological change; and

    - price and performance enhancements.


    We have in the past experienced and expect in the future to experience substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices of our products will decrease in the future in response to product introductions by us or our competitors or other factors, including price pressures from customers. Therefore, we must continue to develop and introduce new products and enhancements to existing products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross profit, as a percentage of net sales, to decline.


    Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross profit, as a percentage of net sales. In order to be competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the prices of our products to remain competitive or to improve or maintain our gross profit, as a percentage of net sales.

SERVICE PROVIDERS SOMETIMES EVALUATE OUR PRODUCTS FOR LONG AND UNPREDICTABLE PERIODS WHICH CAUSES THE TIMING OF PURCHASES AND OUR RESULTS OF OPERATIONS TO BE UNPREDICTABLE

    The period of time between our initial contact with a service provider and the receipt of an actual purchase order may span a year or more. During this time, service providers may subject our products to an extensive and lengthy evaluation process before making a purchase. The length of these qualification processes may vary substantially by product and service provider, making our results of operations unpredictable. We may incur substantial sales and marketing expenses and expend significant management effort during this process, which ultimately may not result in a sale. These qualification processes often make it difficult to obtain new customers, as service providers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources.

OUR INABILITY TO EXERCISE COMPLETE CONTROL OVER OUR SUBSIDIARIES MAY BE DETRIMENTAL TO OUR BUSINESS


    A considerable portion of our operations is and will continue to be conducted through direct and indirect subsidiaries. For example, we own an 88% interest in a joint venture which operates the Zhejiang manufacturing facility and a 51% interest in a joint venture which operates the Guangdong manufacturing facility. Even though we may own a majority interest in these joint ventures, we do not have sole power to control all of the policies and decisions of these jointly-owned subsidiaries.



    Under China law governing Sino-foreign joint ventures, equity holders exercise rights primarily through the board of directors, which constitutes the highest authority of the joint venture. Although we own a majority of the Guangdong joint venture, we are only entitled to appoint a minority of the directors to the joint venture's board of directors, which prevents us from controlling the actions of the board. Moreover, even though we hold a majority of the board seats in the Zhejiang joint venture,

China law requires unanimous approval of the board of directors for some significant corporate actions, including:


    - amendment of the Articles of Association of the joint venture;

    - liquidation or dissolution of the joint venture;

    - any increase, decrease or transfer of equity interests of any party to the joint venture; and

    - a merger of the joint venture with another economic entity.


    Our operating results and cash flow depend on the operating results and cash flow of our subsidiaries and the payment of funds by those subsidiaries to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay dividends or otherwise provide financial benefits to us. Moreover, with respect to our Guangdong manufacturing joint venture, any payment of dividends to us must be agreed to by our joint venture partner, whose interests in receiving dividend distributions may not coincide with ours. In addition, applicable law in some countries including China limits the ability of a subsidiary to pay dividends for various reasons including the absence of sufficient distributable reserves. In the event of any insolvency, bankruptcy or similar proceedings, creditors of the subsidiaries would generally be entitled to priority over us with respect to assets of the affected subsidiary. In addition, because our joint venture partners in both Zhejiang and Guangdong provinces are affiliated with the provincial Posts and Telecommunications Administrations that operate the telecommunication networks in these areas, if we fail to maintain these joint ventures, sales to our customers located in these areas may decrease.


OUR MULTI-NATIONAL OPERATIONS SUBJECT US TO VARIOUS ECONOMIC, POLITICAL, REGULATORY AND LEGAL RISKS

    We market and sell our products in China and other markets. The expansion of our existing multi-national operations and entry into additional international markets will require significant management attention and financial resources. Multi-national operations are subject to inherent risks, including:

    - difficulties in designing products that are compatible with varying international communications standards;

    - longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

    - unexpected changes in regulatory requirements;

    - changes to import and export regulations, including quotas, tariffs and other trade barriers;

    - delays or difficulties in obtaining export and import licenses;

    - potential foreign exchange controls and repatriation controls on foreign earnings;

    - exchange rate fluctuations and currency conversion restrictions;

    - the burdens of complying with a variety of foreign laws and regulations;

    - difficulties and costs of staffing and managing multi-national operations;

    - reduced protection for intellectual property rights in some countries;

    - potentially adverse tax consequences; and

    - political and economic instability.


    In markets outside of China, we rely on a number of original equipment manufacturers, or OEMs, and third-party distributors and agents to market and sell our network access products. If these OEMs, distributors or agents fail to provide the support and effort necessary to service developing markets effectively, our ability to maintain or expand our operations outside of China will be negatively impacted. We cannot assure you that we will successfully compete in these markets, that our products will be accepted or that we will successfully overcome the risks associated with international operations.



    Our international sales are generally denominated in local currencies. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. We do not currently engage in currency hedging activities with respect to any other currencies. Although the impact of currency fluctuations to date has been insignificant, fluctuations in currency exchange rates in the future may have a material adverse effect on revenues from international sales.


OUR FAILURE TO MEET INTERNATIONAL AND GOVERNMENTAL PRODUCT STANDARDS COULD BE DETRIMENTAL TO OUR BUSINESS


    Many of our products are required to comply with numerous government regulations and standards, which vary by market. As standards for products continue to evolve, we will need to modify our products or develop and support new versions of our products to meet emerging industry standards, comply with government regulations and satisfy the requirements necessary to obtain approvals. Our inability to obtain regulatory approval and meet established standards could delay or prevent our entrance into or force our departure from markets.


OUR RECENT GROWTH HAS STRAINED OUR RESOURCES, AND IF WE ARE UNABLE TO MANAGE AND SUSTAIN OUR GROWTH, OUR OPERATING RESULTS WILL BE NEGATIVELY AFFECTED


    We have recently experienced a period of rapid growth and anticipate that we must continue to expand our operations to address potential market opportunities. If we fail to implement or improve systems or controls or to manage any future growth and expansion effectively, our business could suffer.


    Our expansion has placed and will continue to place a significant strain on our management, operational, financial and other resources. Many of the members of our management team have limited experience in the management of rapidly growing companies. To manage our growth effectively, we will need to take various actions, including:

    - enhancing management information systems and forecasting procedures;

    - further developing our operating, administrative, financial and accounting systems and controls;

    - maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;

    - expanding, training and managing our employee base; and

    - expanding our finance, administrative and operations staff.


OUR SUCCESS IS DEPENDENT ON CONTINUING TO HIRE AND RETAIN QUALIFIED PERSONNEL, AND IF WE ARE NOT SUCCESSFUL IN ATTRACTING AND RETAINING THESE PERSONNEL, OUR BUSINESS WOULD BE HARMED



    The success of our business depends in significant part upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. In particular, our success depends in large part on the knowledge, expertise and services of Hong Liang Lu, our President and Chief Executive Officer, and Ying Wu, our Executive Vice President and Chief Executive Officer of China Operations. The loss of any key employee, the failure of any key employee to perform satisfactorily in his or her current position or our failure to attract and retain other key technical and senior management employees could have a significant negative impact on our operations.



    To effectively manage our recent growth as well as any future growth, we will need to recruit, train, assimilate, motivate and retain qualified employees. Competition for qualified employees is intense, and the process of recruiting personnel with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We are actively searching for research and development engineers and sales and marketing personnel, who are in short supply. Additionally, we have a need for and have experienced difficulty in finding qualified accounting personnel knowledgeable in U.S. and China accounting standards. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed.


    Competitors and others have in the past and may in the future attempt to recruit our employees. In addition, companies in the communications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

ANY ACQUISITIONS THAT WE UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE OUR STOCKHOLDERS AND HARM OUR OPERATING RESULTS


    We recently acquired Wacos, Inc., a research and development subsidiary, through a merger. We continually evaluate additional acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. Acquisitions of other companies may result in dilutive issuances of equity securities, the incurrence of debt and the amortization of expenses related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company, diversion of management's attention from other business concerns, risks of entering markets in which we have no direct or limited prior experience, and the potential loss of key employees of ours and the acquired company.


WE MAY EXPERIENCE DIFFICULTY IN IDENTIFYING, FORMING AND MAINTAINING NEW BUSINESS VENTURES THAT ARE IMPORTANT TO THE DEVELOPMENT OF OUR BUSINESS


    We have invested, and expect to continue to invest, significant capital in new business ventures. We cannot assure you that we will be able to continue to identify suitable parties for new ventures in the future. The failure to form or maintain new ventures could significantly limit our ability to expand our operations. Moreover, these new ventures or investments require significant management time, involve a high degree of risk and will present significant challenges. We cannot assure you that these activities will be successful or that we will realize appropriate returns on these activities. Additionally, if any venture or investment fails, our business could be negatively impacted.


WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND MAY BE SUBJECT TO CLAIMS THAT WE INFRINGE THE INTELLECTUAL PROPERTY OF OTHERS, EITHER OF WHICH COULD SUBSTANTIALLY HARM OUR BUSINESS

    We rely on a combination of patents, copyrights, trade secret laws and contractual obligations to protect our technology. Although we have applied for several patents in the United States, one of which has issued, as well as in other countries, we cannot assure you that any additional patents will issue as a result of pending patent applications or that our issued patents will be upheld. Moreover, we have not yet obtained patents in China. We can give no assurance that we will be able to obtain patents in China on our products or the technology that we use to manufacture our products. Our joint ventures in China rely upon our trademarks, technology and know-how to manufacture and sell our products. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries, including China, do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary information, our business, financial condition and results of operations could be materially adversely affected.

    The increasing dependence of the communications industry on proprietary technology has resulted in frequent litigation based on allegations of the infringement of patents and other intellectual property. In the future we may be subject to litigation to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation also may be necessary to enforce and protect our trade secrets and other intellectual property rights. Any intellectual property litigation could be costly and could cause diversion of management's attention from the operation of our business. Adverse determinations in any litigation could result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties which may not be available on commercially reasonable terms, if at all. We could also be subject to court orders preventing us from manufacturing or selling our products.


PROBLEMS RELATED TO YEAR 2000 ISSUE COULD HARM OUR BUSINESS


    The potential for software failures due to processing errors from calculations using the year 2000 date is a known risk. We recognize the need to ensure that our operations and products will not be adversely impacted by year 2000 software failures. We have established procedures for evaluating and managing the risks and costs associated with this problem and believe that our internal computer systems, including our accounting, sales and technical support automation systems, are currently year 2000 compliant. Even though our operations have not been materially affected by the year 2000 issue, our systems and those of other companies on which our systems and operations rely could still experience year 2000 problems.


                            RISKS RELATING TO CHINA


    Sales in China account for substantially all of our sales. Approximately $102.9 million, or 97.9%, of our sales in 1998, and $186.1 million, or 99.3% of our sales in 1999, occurred in China. Additionally, a substantial portion of our fixed assets are located in China. Of our total fixed assets, approximately 46.4% as of December 31, 1998 and 53.7% as of December 31, 1999 were in China. We expect to make further investments in China in the future. Therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political and social events in China.


DEVALUATION IN THE VALUE OF THE RENMINBI AND FLUCTUATIONS IN EXCHANGE RATES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS


    Exchange rate fluctuations could have a substantial negative impact on our financial condition. We purchase substantially all of our materials in the United States and Japan and a significant portion of our cost of goods sold is incurred in U.S. dollars and Japanese yen. A significant portion of our operating expenses are incurred in U.S. dollars. At the same time, most of our sales are denominated in Renminbi. The value of the Renminbi is subject to changes in China's governmental policies and to international economic and political developments. Although the official exchange rate for the conversion of Renminbi to U.S. dollars has remained stable, with the Renminbi appreciating slightly against the U.S. dollar since 1994, the exchange rate experienced significant volatility prior to 1994 including periods of sharp devaluation. There can be no assurance that exchange rates will not become volatile or that the Renminbi will not devalue again against the U.S. dollar.



    In the past, financial markets in many Asian countries have experienced severe volatility and, as a result, some Asian currencies have experienced significant devaluation from time to time. The devaluation of some Asian currencies may have the effect of rendering exports from China more expensive and less competitive and therefore place pressure on China's government to devalue the Renminbi. Any devaluation of the Renminbi could result in an increase in volatility of Asian currency and capital markets. Future volatility of Asian financial markets could have an adverse impact on our ability to expand our product sales into Asian markets outside of China. Moreover, due to the limitations on the convertibility of Renminbi, we are limited in our ability to engage in currency hedging activities in China and do not currently engage in currency hedging activities with respect to international sales outside of China.



CURRENCY RESTRICTIONS IN CHINA MAY LIMIT THE ABILITY OF OUR SUBSIDIARIES AND JOINT VENTURES IN CHINA TO OBTAIN FOREIGN CURRENCY NECESSARY FOR THE PURCHASE OF IMPORTED COMPONENTS AND MAY LIMIT OUR ABILITY TO OBTAIN FOREIGN CURRENCY IN EXCHANGE FOR RENMINBI EARNINGS



    China's government imposes controls on the convertibility of Renminbi into foreign currencies. Under the current foreign exchange control system, sufficient foreign currency may not be available to satisfy our currency needs. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to obtain sufficient foreign currency to pay dividends to us, or otherwise satisfy their foreign currency denominated obligations such as payments to us for components which we export to them and for technology licensing fees. We may also experience difficulties in completing the administrative procedures necessary to obtain needed foreign currency. Moreover, we cannot assure you that China's government will continue the policy of making the Renminbi convertible under current accounts. Our inability to convert and remit our sales received in Renminbi into U.S. dollars could have a material adverse effect on our business, financial condition and results of operations.



    Our business could be substantially harmed if we are unable to convert our sales received in Renminbi into U.S. dollars. Under existing foreign exchange laws, Renminbi held by our China subsidiaries can be converted into foreign currencies to pay current account items such as payments to suppliers for imports, labor services, payment of interest on foreign exchange loans and distributions of dividends so long as the subsidiaries have adequate amounts of Renminbi to purchase the foreign currency. Expenses of a capital nature such as the repayment of bank loans denominated in foreign currencies, however, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency. This system could be changed at any time by executive decision of the State Council to impose limits on current account convertibility of the Renminbi or other similar restrictions. Moreover, even though the Renminbi is intended to be freely convertible under the current account, the State Administration of Foreign Exchange, which is responsible for administering China's foreign currency market, has a significant degree of administrative discretion in implementing the laws. From time to time, the State Administration of Foreign Exchange has used this discretion in ways which effectively limit the convertibility of current account payments. Furthermore, in many circumstances the State Administration of Foreign Exchange must approve foreign currency conversions. Under the current foreign exchange control system, sufficient foreign currency may not be available at a given exchange rate to satisfy our currency demands.


CHANGES WITHIN CHINA'S COMMUNICATIONS MARKET COULD HARM OUR BUSINESS


    We derive substantially all of our sales from local telecommunications service providers in China which utilize network access equipment in the continued expansion and upgrading of China's communications infrastructure. The continued development of the communications infrastructure in China correspondingly depends, in part, on the demand for voice and data services in China and China's governmental policy. Although this industry has grown rapidly in the past, we cannot assure you that it will continue to grow in the future. Any reduced demand for voice and data services, any other downturn or other adverse changes in the China communications industry or the adoption or enforcement of government policies that limit or prohibit our ability to manufacture, market or sell our products could severely harm our business.


CHINA'S TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND HAS RECENTLY BEEN RESTRUCTURED, WHICH HAS LED TO UNCERTAINTY


    China's telecommunications industry is heavily regulated by the Ministry of Information Industry. The Ministry of Information Industry controls the 33 provincial Posts and Telecommunications Administrations that exercise regulatory responsibility over the telecommunications industries in their respective provinces. The Ministry of Information Industry has broad discretion and authority to regulate all aspects of the telecommunications and information technology industry in China including managing spectrum bandwidths, setting network equipment specifications and standards and drafting laws and regulations related to the electronics and telecommunications industries.



    As part of the Chinese government's industry restructuring initiatives, the regulatory functions of the Ministry of Information Industry and the Posts and Telecommunications Administrations will be separated from the operational functions of the state-owned companies under their control. Following this separation, it is expected that the Ministry of Information Industry will act exclusively as the industry regulator and will no longer manage the day-to-day operations of telecommunications service providers in China. The separation of the regulatory and operational functions of the Ministry of Information Industry and the Posts and Telecommunications Administrations has not been completed. As a result, the Ministry of Information Industry continues to exercise administrative control over the operational goals and policies of telecommunications service providers formerly under the control of the China Telecom system. In addition, the provincial Posts and Telecommunications Administrations continue to operate the fixed line telephone systems in their respective provinces. We cannot predict when complete separation of the regulatory and operational functions of the Ministry of Information Industry and the provincial Posts and Telecommunications Administrations will be achieved.



    China does not yet have a national telecommunications law. The Ministry of Information Industry, under the direction of the State Council, is currently preparing a draft of the Telecommunications Law of the People's Republic of China for ultimate submission to the National People's Congress for review and adoption. It is unclear if and when the Telecommunications Law will be adopted. If the Telecommunications Law is adopted, we expect it to become the basic telecommunications statute and the source of telecommunications regulations in China. Although we expect that a Telecommunications Law would have a positive effect on the overall development of the telecommunications industry in China, we do not know the nature and scope of regulation that it would create. Accordingly, we cannot predict whether it will have a positive or negative effect on us or on some or all aspects of our business.



    The Ministry of Information Industry has broad discretion to apply standards in deciding what types of equipment may be connected to the national telecommunications networks, the forms and types of services that may be offered to the public and the content of material available in China over the Internet. If the Ministry of Information Industry sets standards with which we are unable to comply, our ability to sell product in China may be limited, resulting in substantial harm to our operations.


CHINA CLOSELY RESTRICTS ACTIVITIES OF FOREIGN INVESTORS IN THE
TELECOMMUNICATIONS INDUSTRY


    China's government and its agencies, including the Ministry of Information Industry and the State Council, regulate foreign investment in the telecommunications industry through the promulgation of various laws and regulations and the issuance of various administrative orders and decisions. Foreign investment enterprises, companies and individuals are prohibited from investing and participating in the operation and management of telecommunications networks without special approval by the State Council. In addition, they are restricted from manufacturing analog mobile communications systems, including wireless telephones. We cannot assure you that China will not promulgate new laws or regulations, or issue administrative or judicial decisions or interpretations, which would further restrict or bar foreigners from engaging in telecommunications-related activities. The promulgation of laws or regulations or the issuance of administrative orders or judicial decisions or interpretations restricting or prohibiting telecommunications activities by foreigners could have a substantial impact on our ongoing operations.

OUR CUSTOMERS IN CHINA ARE PART OF THE CHINA TELECOM SYSTEM AND ARE SUBJECT TO ITS ULTIMATE CONTROL. WE UNDERSTAND THAT CHINA TELECOM RECENTLY PROHIBITED ALL POSTS AND TELECOMMUNICATIONS BUREAUS IN CHINA FROM PURCHASING LOW-MOBILITY WIRELESS ACCESS SYSTEMS, SUCH AS OUR PAS SYSTEM, FOR IMPLEMENTATION IN LARGE CITIES



    Each of the local Posts and Telecommunications Bureaus in China which comprise our existing or potential customers is part of the China Telecom system and subject to its ultimate control. Accordingly, China Telecom may issue policy statements or make other decisions which govern the equipment purchasing decisions of all of our customers in China. For example, we understand that China Telecom recently prohibited all Posts and Telecommunications Bureaus from purchasing low-mobility wireless access systems, such as our PAS system, for implementation in large cities. While to date we have not marketed or sold our PAS systems in large cities, we may wish to do so in the future. As the majority of our sales are generated from our operations in China, this decision of China Telecom or other decisions by China Telecom could cause substantial harm to our business.


CHINA'S GOVERNMENT POLICIES COULD IMPACT OUR BUSINESS


    Since 1978, China's government has been and is expected to continue reforming its economic and political systems. These reforms have resulted in and are expected to continue to result in significant economic and social development in China. Many of the reforms are unprecedented or experimental and may be subject to change or readjustment due to a number of political, economic and social factors. We believe that the basic principles underlying the political and economic reforms will continue to be implemented and provide the framework for China's political and economic system. New reforms or the readjustment of previously implemented reforms could have a significant negative effect on our operations. Changes in China's political, economic and social conditions and governmental policies which could have a substantial impact on our business include:



    - new laws and regulations or the interpretation of those laws and regulations;



    - the introduction of measures to control inflation or stimulate growth;



    - changes in the rate or method of taxation;



    - the imposition of additional restrictions on currency conversion and remittances abroad; and



    - any actions which limit our ability to develop or sell our products in China.


CHINA'S ECONOMIC POLICIES COULD IMPACT OUR BUSINESS

    The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in various respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position. In the past, the economy of China has been primarily a planned economy subject to one- and five-year state plans adopted by central government authorities and largely implemented by provincial and local authorities which set production and development targets.


    Since 1978, increasing emphasis had been placed on decentralization and the utilization of market forces in the development of China's economy. Economic reform measures adopted by China's government may be inconsistent or ineffectual, and we may not in all cases be able to capitalize on any reforms. Further, these measures may be adjusted or modified in ways which could result in economic liberalization measures that are inconsistent from time to time or from industry to industry or across different regions of the country. China's economy has experienced significant growth in the past decade. This growth, however, has been accompanied by imbalances in China's economy and has resulted in significant fluctuations in general price levels, including periods of inflation. China's government has implemented policies from time to time to increase or restrain the rate of economic growth, control periods of inflation or otherwise regulate economic expansion. While we may be able to benefit from the effects of some of these policies, these policies and other measures taken by China's government to regulate the economy could also have a significant overall impact on economic conditions in China with a resulting negative impact on our business.


CHINA'S EXPECTED ENTRY INTO THE WTO CREATES UNCERTAINTY AS TO THE FUTURE ECONOMIC AND BUSINESS ENVIRONMENTS IN CHINA


    China has been attempting to join the World Trade Organization and recently signed a bilateral trade agreement with the United States which has enabled China to gain the support of the United States in China's attempt to enter the WTO. With this agreement concluded, and subject to the support of other member countries, China is expected to enter into the WTO as early as some time in 2000. Although China has been reducing tariff levels over the past several years, entry into the WTO will require China to further reduce tariffs and eliminate other trade restrictions. While China's entry into the WTO and related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies. Whether or not China is accepted into the WTO, the impact on China's economy and our business is uncertain.


IF TAX BENEFITS AVAILABLE TO OUR SUBSIDIARIES LOCATED IN CHINA ARE REDUCED OR REPEALED, OUR BUSINESS COULD SUFFER


    Our subsidiaries located in China enjoy tax benefits in China which are generally available to foreign investment enterprises, including full exemption from national enterprise income tax for two years starting from the first profit-making year and/or a 50% reduction in national income tax rate for the following three years. In addition, local enterprise income tax is often waived or reduced during this tax holiday/incentive period. Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to additional tax incentives. These tax incentives vary in different locales and could include preferential national enterprise income tax treatment at 50% of the usual rates for different periods of time. Three of our four subsidiaries in China were accredited as technologically advanced enterprises. Our fourth subsidiary is applying for accreditation. These tax incentives may be repealed or reduced in the future. If these tax incentives are abolished before our subsidiaries in China can take full advantage of them, the tax liability of these subsidiaries will increase, which will negatively impact our financial condition.


CHINA'S LEGAL SYSTEM EMBODIES UNCERTAINTIES THAT COULD NEGATIVELY IMPACT OUR BUSINESS

    China has a civil law legal system. Although often used by judges for guidance, decided court cases do not have binding legal effect on future decisions. Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China's system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Further, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.


    China has adopted a broad range of related laws, administrative rules and regulations that govern the conduct and operations of foreign investment enterprises and restrict the ability of foreign companies to conduct business in China. These laws, rules and regulations provide some incentives to encourage the flow of investment into China, but also subject foreign companies, and foreign investment enterprises including our subsidiaries in China, to a set of restrictions which may not always apply to domestic companies in China. Although China is increasingly according foreign companies and foreign investment enterprises established in China the same rights and privileges as Chinese domestic companies in anticipation of China's entry into the WTO, these special laws, administrative rules and regulations governing foreign companies and foreign investment enterprises may still place us and our subsidiaries at a disadvantage in relation to Chinese domestic companies and may adversely affect our competitive position. Moreover, as China's legal system develops, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors and companies.



    Many of our activities and products in China are subject to administrative review and approval by various national and local agencies of China's government. Because of the changes occurring in China's legal and regulatory structure, there can be no assurance that we will be able to secure the requisite governmental approval for our activities and products. Failure to obtain the requisite government approval for any of our activities or products could substantially harm our business.


                         RISKS RELATED TO THE OFFERING

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO SELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

    Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between us and the underwriters, and may not be indicative of the market price of our common stock after the offering. Investors may not be able to resell their shares at or above the initial public offering price due to a number of factors, including:

    - actual or anticipated fluctuations in operating results;

    - changes in expectations as to future financial performance or changes in financial estimates or buy/sell recommendations of securities analysts;

    - publications or technological innovations by us or our competitors; and

    - the operating and stock price performance of other comparable companies.

    In addition, stock markets have experienced extreme price and trading volume volatility, particularly in the high technology sectors of these markets. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

OUR EXISTING STOCKHOLDERS HAVE SIGNIFICANT CONTROL OF OUR MANAGEMENT AND AFFAIRS, WHICH THEY COULD EXERCISE AGAINST YOUR BEST INTERESTS


    Following the completion of this offering, SOFTBANK CORP. and its related companies will beneficially own 52.3% of our outstanding stock. As a result, SOFTBANK will have the ability to control all matters submitted to our stockholders for approval and exert significant influence over our management and affairs. This concentration of ownership may delay or prevent a change of control or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company, which could decrease the market price of our common stock. Matters that could require stockholder approval include:


    - election and removal of directors;

    - merger or consolidation of our company; and

    - sale of all or substantially all of our assets.

    Given the contractual and business relationships between SOFTBANK and us, the interests of SOFTBANK may not always coincide with our interests. SOFTBANK, acting through its designees on the Board of Directors and through its ownership of voting securities, will have the ability to control our actions irrespective of the desires of our other stockholders or directors.


YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE


    The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on an assumed initial offering price of $13.00 per share, if you purchase our common stock in this offering you will suffer immediate dilution of approximately $10.03 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.


FOLLOWING THIS OFFERING, SUBSTANTIAL NUMBERS OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET, WHICH COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE


    Upon completion of this offering, 89,307,159 shares of our common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 1999. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our officers, directors and some of our significant security holders.



    The remaining 79,307,159 shares of our common stock outstanding as of December 31, 1999 are subject to restrictions under Rule 144 of the Securities Act. Of those shares, substantially all of the shares are subject to a lock-up agreement with the underwriters and will not become eligible for sale in the public market until 180 days following the date of this prospectus, unless earlier released from the lock-up by the underwriters. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition to the adverse effect a price decline could have on the holders of our common stock, a price decline would likely impede our ability to raise additional capital through the issuance of additional shares of our common stock or other equity securities.



    Shortly after this offering, we intend to file a registration statement covering 2,000,000 shares of common stock reserved for issuance under our employee stock purchase plan and 16,691,946 shares of common stock reserved for issuance under our stock option plans. Any vested shares registered under the registration statement will immediately become available for sale in the open market, subject to the preceding contractual restrictions and, in the case of our officers, directors and some significant security holders, Rule 144 volume limitations.


DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER, EVEN IF THE TRANSACTION WOULD BENEFIT OUR STOCKHOLDERS


    Other companies may seek to acquire or merge with us. An acquisition or merger of our company could result in benefits to our stockholders, including an increase in the value of our common stock. Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:


    - authorizing the Board of Directors to issue additional preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder action by written consent;

    - creating a classified Board of Directors pursuant to which our directors are elected for staggered three year terms; and

    - establishing advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted on by stockholders at stockholder meetings.


OUR MANAGEMENT MAY NOT USE THE PROCEEDS OF THIS OFFERING EFFECTIVELY



    Our management has broad discretion over the use of proceeds of this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have preferred, or that we fail to maximize our return on the proceeds.


                            ------------------------


    IN THIS PROSPECTUS, REFERENCES TO AND STATEMENTS REGARDING CHINA REFER TO THE PEOPLE'S REPUBLIC OF CHINA, EXCLUDING HONG KONG, MACAU AND TAIWAN, REFERENCES TO "U.S. DOLLARS," OR "$" ARE TO UNITED STATES DOLLARS, AND REFERENCES TO "RENMINBI" ARE TO RENMINBI, THE LEGAL CURRENCY OF CHINA.



    UNLESS SPECIFICALLY STATED, INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO A 2-FOR-1 STOCK SPLIT EFFECTED IN DECEMBER 1999 AND ASSUMES:



    - AN EXCHANGE RATE OF 8.3 RENMINBI FOR ONE U.S. DOLLAR;



    - ALL OUTSTANDING SHARES OF OUR PREFERRED STOCK HAVE BEEN CONVERTED ON A ONE-FOR-ONE BASIS INTO AN AGGREGATE OF 70,377,322 SHARES OF COMMON STOCK; AND



    - THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION AND NO OTHER PERSON WILL EXERCISE ANY OTHER OUTSTANDING OPTIONS OR WARRANTS.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, but not limited to, the following:

    - devaluation of the Renminbi and fluctuations of exchange rates;

    - changes in China's government, economic or regulatory policies;

    - uncertainty regarding the commercial acceptance of our network access and switching equipment and technologies;

    - uncertainty regarding our future operating results;

    - our ability to introduce new products;

    - delays or losses of sales due to long sales and delivery cycles for our products;

    - the possibility of lower prices, reduced gross profit as a percentage of net sales and loss of market share due to increased competition; and

    - increased demands on our resources due to anticipated growth.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                USE OF PROCEEDS


    We estimate our net proceeds from the sale of the 10,000,000 shares of our common stock offered in this offering will be approximately $118.9 million, or approximately $137.0 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and estimated offering expenses.



    At this time, the principal purposes of this offering are to obtain additional capital to increase our financial flexibility and to create a public market for our common stock. We presently intend to use the net proceeds from this offering as follows:



    - an estimated $20.0 million to $30.0 million for research and development;



    - an estimated $10.0 million to $20.0 million for capital expenditures;



    - an estimated $30.0 million to $45.0 million in connection with sales, marketing and administrative expenses, which will include the expansion of our sales and marketing organization; and



    - the remainder for working capital and general corporate purposes.



    We have estimated some of our uses of proceeds above but these estimates may not be accurate, and our actual use of proceeds may vary from these estimates. Our management will have broad discretion in the application of the net proceeds of this offering. Pending any use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.



    From time to time, we may evaluate opportunities to acquire or invest in complementary businesses, technologies or products and may use a portion of the net proceeds from this offering to enter into these type of transactions. At this time, we do not have any present understandings, commitments or agreements with respect to any material acquisitions.


                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our revolving line of credit agreement prohibit us from paying cash dividends without the prior consent of the bank.

                                 CAPITALIZATION


    The following table summarizes our short-term debt and capitalization as of December 31, 1999:


    - on an actual basis;


    - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering; and



    - on a pro forma as adjusted basis to reflect the receipt of the net proceeds from the sale of 10,000,000 shares offered hereby at an assumed initial public offering price of $13 per share, after deducting the estimated underwriting discount and estimated offering expenses.



                                                                  AS OF DECEMBER 31, 1999
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------   -----------   -----------
                                                                       (IN THOUSANDS)
Total short-term debt.....................................  $ 43,338    $ 43,338       $ 43,338
                                                            ========    ========       ========
Stockholders' equity:
  Convertible preferred stock, $0.00125 par value;
    actual--99,200,000 shares authorized, 70,377,322
    shares issued and outstanding; pro forma and as
    adjusted--5,000,000 shares authorized, no shares
    issued and outstanding................................        88          --             --
  Common stock, $0.00125 par value; actual--142,800,000
    shares authorized, 8,929,837 shares issued and
    outstanding;
    pro forma--250,000,000 shares authorized, 79,307,159
    shares issued and outstanding; as adjusted--89,307,159
    shares issued and outstanding(1)......................        13         101            114
  Common stock warrant....................................       389         389            389
  Additional paid-in capital..............................   187,805     187,805        306,692
  Deferred stock compensation.............................    (7,728)     (7,728)        (7,728)
  Accumulated deficit.....................................   (19,865)    (19,865)       (19,865)
  Notes receivable from stockholders......................      (555)       (555)          (555)
  Cumulative translation adjustment.......................        95          95             95
                                                            --------    --------       --------
    Total stockholders' equity............................   160,242     160,242        279,142
                                                            --------    --------       --------
      Total capitalization................................  $160,242    $160,242       $279,142
                                                            ========    ========       ========


------------------------


(1) Excludes 14,405,714 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 at a weighted average exercise price of $3.25 per share. Also excludes 532,000 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999 with a weighted average exercise price of $6.025 per share. For additional information regarding our capital structure, see "Management--Employee Benefit Plans," "Related Party Transactions," "Description of Capital Stock" and
    Notes 16-19 of Notes to Consolidated Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of our common stock as of December 31, 1999 was approximately $146.7 million, or $1.84 per share. Pro forma net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding, after giving effect to:



    - the conversion of all outstanding shares of preferred stock into an aggregate of 70,377,322 shares of common stock.



    Without taking into account any other changes in net tangible book value after December 31, 1999, other than to give effect to the sale of 10,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable us, the pro forma net tangible book value of our common stock as of December 31, 1999 would have been approximately $265.6 million, or $2.97 per share. This represents an immediate increase in net tangible book value of $1.13 per share to existing stockholders and an immediate dilution of $10.03 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $13.00
    Net tangible book value per share as of December 31,
      1999..................................................  $ 1.84
    Increase per share attributable to new investors........    1.13
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................             2.97
                                                                       ------
Dilution per share to new investors.........................           $10.03
                                                                       ======



    The following table summarizes, on a pro forma basis, as of December 31, 1999:


    - the total number of shares of common stock purchased from us;


    - the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $13.00 per share; and


    - before deducting the estimated underwriting discount and estimated offering expenses payable by us.


                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          ---------------------   -----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                          ----------   --------   ------------   --------   -------------
    Existing stockholders...............  79,307,159       89%    $238,811,000       65%        $3.01
    New investors.......................  10,000,000       11%     130,000,000       35%        13.00
                                          ----------    -----     ------------    -----
      Total.............................  89,307,159    100.0%    $368,811,000    100.0%
                                          ==========    =====     ============    =====



    The foregoing discussion and table assume (i) no exercise of any stock options or warrants outstanding as of December 31, 1999. As of December 31, 1999, there were:



    - options outstanding to purchase a total of 14,405,714 shares of common stock at a weighted average exercise price of $3.25 per share;



    - 16,831,090 shares authorized for issuance under our stock option plans of which 172,243 were available for grant; and


    - warrants outstanding to purchase a total of 532,000 shares of common stock at a weighted average exercise price of $6.025 per share.

    To the extent that any of the outstanding options or warrants are exercised, additional options are issued and exercised, or the underwriters exercise all or part of the over-allotment option, there will be further dilution to new investors. For additional information about our capitalization and the options and warrants described above, see "Management--Employee Benefit Plans," "Related Party Transactions," "Description of Capital Stock" and Notes 17 and 18 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and consolidated balance sheet data at December 31, 1998 and 1999 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 have been derived from audited financial statements not included in this prospectus.



                                                                                YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------------------------
                                                             1995          1996          1997          1998          1999
                                                          -----------   -----------   -----------   -----------   -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales...............................................   $ 10,006      $ 35,542      $ 75,597      $105,167      $187,516
Cost of sales...........................................      4,289        22,322        48,795        65,246       111,587
                                                           --------      --------      --------      --------      --------
Gross profit............................................      5,717        13,220        26,802        39,921        75,929
Operating expenses:
  Selling, general and administrative...................      3,452         8,042        21,211        23,233        32,513
  Research and development..............................        612         3,899         8,941        14,659        17,364
  Amortization of deferred stock compensation...........         --            --            --            --         4,491
  Amortization of intangible assets.....................         21            42            40           120           273
  In-process research and development...................     10,811            --            --            --         3,992
                                                           --------      --------      --------      --------      --------
    Total operating expenses............................     14,696        11,983        30,192        38,012        58,633
                                                           --------      --------      --------      --------      --------
Operating income (loss).................................     (8,979)        1,237        (3,390)        1,909        17,296
Interest and other income (expenses)....................        163           858         2,033        (1,138)       (2,212)
Equity in net income (loss) of affiliated companies.....         --          (291)           73           331         1,348
                                                           --------      --------      --------      --------      --------
Income (loss) before income taxes and minority
interest................................................     (8,816)        1,804        (1,284)        1,102        16,432
Income tax expense (benefit)............................         54           575           400         1,423           157
Minority interest in (earnings) loss of consolidated
subsidiaries............................................       (701)         (743)          301           914        (2,110)
                                                           --------      --------      --------      --------      --------
Income (loss) from continuing operations................     (9,571)          486        (1,383)          593        14,165
Income (loss) from discontinued operations..............         --           301         1,413          (893)       (1,656)
                                                           --------      --------      --------      --------      --------
Net income (loss).......................................     (9,571)          787            30          (300)       12,509
Preferred stock dividend                                       (270)       (1,097            --            --            --
Beneficial conversion feature of Series F preferred
stock...................................................         --            --            --            --       (16,067)
                                                           --------      --------      --------      --------      --------
Net income (loss) applicable to common stock............   $ (9,841)     $   (310)     $     30      $   (300)     $ (3,558)
                                                           ========      ========      ========      ========      ========
Earnings (loss) per share(1):
  Basic.................................................   $  (2.40)     $  (0.04)     $   0.00      $  (0.04)     $  (0.41)
                                                           ========      ========      ========      ========      ========
  Diluted...............................................   $  (2.40)     $  (0.04)     $   0.00      $   0.00      $  (0.41)
                                                           ========      ========      ========      ========      ========
Shares used in per share calculations(1):
  Basic.................................................      4,108         8,344         7,320         7,582         8,678
                                                           ========      ========      ========      ========      ========
  Diluted...............................................      4,108         8,344         7,320        77,050         8,678
                                                           ========      ========      ========      ========      ========



                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents(2)................................  $12,531    $18,246    $ 35,049   $ 17,626   $ 87,364
Working capital.............................................   14,905     34,382      59,076     56,312    127,510
Total assets................................................   26,318     49,610     101,097    142,121    265,438
Total short-term debt.......................................    5,704      1,127       1,579     38,426     43,338
Convertible preferred stock.................................   13,917     39,912          --         --         --
Total stockholders' equity..................................    1,350     39,519      72,513     72,336    160,242


------------------------------


(1) Based on the number of shares outstanding as of December 31, 1999. Excludes
    (i) 16,831,090 shares of common stock authorized for issuance under our stock option plans, under which options to purchase 14,405,714 shares were outstanding as of December 31, 1999 with a weighted average exercise price of $3.25 per share and 172,243 shares were available for grant and
    (ii) 532,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of December 31, 1999 with a weighted average exercise price of $6.025 per share.



(2) Includes restricted cash of $1,500 at December 31, 1998 and $4,550 at December 31, 1999.

                   SELECTED PRO FORMA COMBINED FINANCIAL DATA


    You should read the following selected financial data in conjunction with our pro forma combined financial information and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. On December 14, 1999, we acquired the minority interest of Wacos, Inc., a research and development subsidiary, through a merger. The acquisition of the unaffiliated minority interest in Wacos, Inc. was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date. The following unaudited pro forma combined statement of operations data reflects the acquisition of Wacos, Inc.'s minority interest as if the acquisition had occurred on January 1, 1999. This data may not be indicative of the results of operations had the acquisition actually occurred on January 1, 1999, nor do they purport to be indicative of our future results of operations.



                                                                   YEAR ENDED
                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
COMBINED STATEMENT OF OPERATIONS DATA:
Net sales...................................................        $187,516
Cost of sales...............................................         111,587
                                                                    --------
Gross profit................................................          75,929
Operating expenses:
  Selling, general and administrative.......................          32,513
  Research and development..................................          17,364
  Amortization of deferred stock compensation...............           4,491
  Amortization of intangible assets.........................           3,351
                                                                    --------
    Total operating expenses................................          57,719
                                                                    --------
Operating income............................................          18,210
Interest and other income (expense).........................          (2,212)
Equity in net income of affiliated companies................           1,348
                                                                    --------
Income before income taxes and minority interest............          17,346
Income tax expense..........................................             157
Minority interest in (earnings) loss of consolidated
  subsidiaries..............................................          (2,110)
                                                                    --------
Income from continuing operations...........................          15,079
Loss from discontinued operations...........................          (1,656)
                                                                    --------
Net Income..................................................          13,423
Beneficial conversion feature of Series F convertible
  preferred stock...........................................         (16,067)
                                                                    --------
Net income available to common stockholders.................          (2,644)
                                                                    ========
Pro forma earnings (loss) per share:
  Basic.....................................................        $  (0.30)
                                                                    --------
  Diluted...................................................        $  (0.30)
                                                                    --------
Shares used in pro forma per share calculations:
  Basic.....................................................           8,678
                                                                    --------
  Diluted...................................................           8,678
                                                                    ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SUBSTANTIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    We provide communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets. Our integrated suite of network access systems, optical transmission products and subscriber terminal products allows service providers to offer efficient and expandable voice, data and Internet access services. Because our systems are based on key international communications standards, service providers can easily integrate our systems into their existing networks and deploy our systems in new broadband, IP-based and wireless network rollouts. To date, substantially all of our sales have been to service providers in China.


    We incorporated in Delaware as Unitech Industries Inc. in 1991. Since our incorporation, we have focused our resources on developing products for China's communications market. We shipped our first network access products in 1993. In 1994, we changed our name to Unitech Telecom, Inc. In 1995, we acquired StarCom Network Systems, Inc. and changed our name to UTStarcom, Inc. During 1996, we introduced our advanced, V5.1 and V5.2 compliant, multi-service network access product, the AN-2000. Late in 1996, we introduced our Airstar wireless access system. In December 1999, we completed the acquisition of Wacos, Inc., a research and development subsidiary that develops IP-based switching systems. As part of our business operations in China, we have established a wholly owned subsidiary and two joint ventures.


    To date, we have derived substantially all of our revenues from sales of communications equipment to service providers in China. Each of the Posts and Telecommunications Bureaus, or PTBs, to whom we sell our equipment in China is part of the China Telecom system and subject to its ultimate control. However, equipment purchasing decisions are generally made at the individual PTB level. Our customers often make a large initial purchase of our equipment followed by supplemental purchases of enhancements and upgrades. As a result, our largest revenue-producing customers typically vary from period-to-period. For example, in 1999, two of our customers together accounted for over 41% of our sales. However, we expect that different customers will be our largest source of revenues in subsequent periods.



    Over 99% of our sales for 1999 were made in China. Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China's economy. Our operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.


    Specifically, remittances from China which are of a capital nature, such as the repayment of bank loans denominated in foreign currencies, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency. Although the payment of cash dividends is permitted so long as our subsidiaries have sufficient reserves and adequate amounts of Renminbi to purchase foreign currency, regulations restrict the ability of our subsidiaries to transfer funds to us through intercompany loans and advances.


    We sell our products in China through a direct sales force. The evaluation period for our products may span a year or more. Revenue from product sales is recognized when title is passed and all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.


    Cost of sales consists primarily of material costs, third party commissions, costs associated with assembly and testing of products, costs associated with installation and customer training and overhead and warranty costs. Cost of sales also includes import taxes on components.

    Our gross profit has been affected by material costs, product mix, average selling prices, and the type of distribution channel through which we sell our products. Our gross profit, as a percentage of net sales, varies among our product families. The gross profits, as a percentage of net sales, on our mobile phone handsets are very low. We expect that our overall gross profit, as a percentage of net sales, will fluctuate from period to period as a result of shifts in product mix, anticipated decreases in average selling prices and our ability to reduce product costs.

    Selling, general and administrative expenses include compensation and benefits, professional fees, sales commissions, provision for uncollectible accounts receivable and travel and entertainment costs. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization and, as a result, our sales and marketing expenses will increase in future periods. We also expect that in support of our continued growth and our operations as a public company general and administrative expenses will continue to increase for the foreseeable future.

    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities, the cost of parts for prototypes, equipment depreciation and third party development expenses. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.


    In connection with the grant of stock options to some of our employees, we recorded deferred compensation of $12.2 million during 1999, representing the difference between the deemed fair value of common stock for accounting purposes and the option exercise price for these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity, with amortization recorded over the four year vesting period of the option. We recorded amortization of deferred stock compensation of approximately
$4.5 million during 1999. At December 31, 1999, approximately $7.7 million remained to be amortized.



    Amortization of intangible assets consists primarily of the amortization of intangible assets associated with acquisitions in China and our acquisition of the minority interest in our Wacos, Inc. subsidiary.



    In-process research and development costs resulted from our acquisition of the minority interest in our Wacos, Inc. subsidiary in December 1999. Wacos, Inc. develops an IP-based multi-service telephone switching system designed to support wired and wireless access for both mobile and fixed telephony networking applications. The in-process research and development projects had not reached technological feasibility and there was no alternative future use.



    Consolidated equity in net income (loss) of affiliated companies comprises our share of the earnings from our Guangdong manufacturing subsidiary.



    Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to additional tax incentives. These tax incentives vary in different locales and could include preferential national enterprise income tax treatment at 50% of the usual rates for different periods of time. All of our active subsidiaries in China were accredited as technologically advanced enterprises. The tax holidays at two of our subsidiaries started to phase out in

1999. Our wholly owned China subsidiary's income tax rate will rise from 0% in 1999 to 7.5% for 2000-2002 and 15% for 2003 and thereafter. Our Zhejiang subsidiary's income tax rate will rise from 10% for 1999-2002 to 15% for 2003 and thereafter. The impact of these tax increases is expected to reduce future net income.



    Minority interest in (earnings) loss of consolidated subsidiaries represents the share of earnings in our Zhejiang manufacturing subsidiary that is owned by our subsidiary partner and, prior to the acquisition of our minority interest, the share of losses in our Wacos, Inc. subsidiary not owned by us.



    The beneficial conversion feature represents a charge to net income resulting from a yield enhancement feature included in recent financing rounds of preferred stock pursuant to which the preferred shares convert into common shares on a one-for-one basis at a price below the expected offering price upon completion of our initial public offering. This will result in a reduction of net income available to common stockholders in the fiscal period ending December 31, 1999 of approximately $16.1 million.


RESULTS OF OPERATIONS

    The following table sets forth the percentage of net sales represented by certain items reflected in our consolidated statements of operations:


                                                                       YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------
                                                                    1997          1998       1999
                                                                  --------      --------   --------
PERCENTAGE OF NET SALES:
Net sales...................................................       100.0%        100.0%     100.0%
Cost of sales...............................................        64.5          62.0       59.5
                                                                   -----         -----      -----
Gross profit................................................        35.5          38.0       40.5

Operating expenses:
  Selling, general and administrative.......................        28.1          22.1       17.3
  Research and development..................................        11.8          13.9        9.3
  Amortization of deferred stock compensation...............         0.0           0.0        2.4
  Amortization of intangible assets.........................         0.1           0.1        0.1
  In-process research and development.......................         0.0           0.0        2.1
                                                                   -----         -----      -----
    Total operating expenses................................        40.0          36.1       31.2
                                                                   -----         -----      -----

Operating income (loss).....................................        (4.5)          1.9        9.3
Interest and other income (expenses)........................         2.7          (1.1)      (1.2)
Equity in net income (loss) of affiliated companies.........         0.1           0.3        0.7
                                                                   -----         -----      -----
Income (loss) before income taxes and minority interest.....        (1.7)          1.1        8.8
Income tax expense (benefit)................................         0.5           1.4        0.1
Minority interest in (earnings) loss of consolidated
  subsidiaries..............................................         0.4           0.9       (1.1)
                                                                   -----         -----      -----
Income (loss) from continuing operations....................        (1.8)          0.6        7.6
Income (loss) from discontinued operations..................         1.8          (0.8)      (0.9)
                                                                   -----         -----      -----
Net income (loss)...........................................         0.0%         (0.2)%      6.7%
                                                                   =====         =====      =====

    COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999



    NET SALES. Our net sales increased from $75.6 million in 1997 to $105.2 million in 1998 and $187.5 million in 1999. The 39% increase from 1997 to 1998 and the 78% increase from 1998 to 1999 were primarily attributable to significant increases in the sales volume of network access systems and, to a lesser extent, mobile phone handsets. Sales growth in 1998 was partially offset by a slowdown in the overall industry due to the restructuring of China's telecommunications industry. Sales growth in 1999 reflected an increase in sales volume of our Airstar system. In 1999, sales to Xian PTB and Kunming PTB accounted for 30% and 11%, respectively, of our net sales. In 1997 and 1998 no customers accounted for over 10% of our net sales.



    GROSS PROFIT. Gross profit increased from $26.8 million in 1997 to $39.9 million in 1998 and $75.9 million in 1999. Gross profit, as a percentage of net sales, was 36% in 1997, 38% in 1998 and 41% in 1999. Gross profit, as a percentage of net sales, improved in each period primarily due to manufacturing economies of scale and significant increases in sales of higher margin network access products and a shift in product mix toward higher margin network access products.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from $21.2 million in 1997 to $23.2 million in 1998 and $32.5 million in 1999. The increase from 1997 to 1998 was primarily due to increased sales and administrative personnel associated with the growth in net sales and the expansion of our overall level of business activity. The increase from 1998 to 1999 was primarily due to increased sales and administrative personnel associated with the growth in net sales and the expansion of our overall level of business activity, as well as a higher provision for uncollectible accounts and non-cash expenses associated with the issuance of stock options to non-employees. Selling, general and administrative expenses as a percentage of net sales were 28% in 1997, 22% in 1998 and 17% in 1999. Selling, general and administrative expenses as a percentage of net sales declined during these periods due to economies of scale associated with the significant increases in net sales.



    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $8.9 million in 1997 to $14.7 million in 1998 and $17.4 million in 1999. These increases were primarily due to the hiring of additional technical personnel and the purchase of laboratory tools and test equipment necessary to support our product development efforts. Research and development expenses as a percentage of net sales were 12% in 1997, 14% in 1998 and 9% in 1999.



    AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation increased from $0 in 1997 and 1998 to $4.5 million in 1999. This amortization was due to deferred compensation of approximately $12.2 million related to certain stock option grants to employees which we are amortizing over the vesting periods of the applicable options beginning in 1999.



    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets was $40,000 in 1997, $120,000 in 1998 and $273,000 in 1999. The increase in amortization of intangible assets from 1997 to 1998 was primarily due to the increase in our investment in our Guangdong manufacturing subsidiary and the addition of amortization of our Wacos, Inc. subsidiary. The increase in amortization of intangible assets from 1998 to 1999 was due to the increase in amortization associated with our December 1999 acquisition of the portion of our Wacos, Inc. subsidiary owned by the minority shareholders.



    IN-PROCESS RESEARCH AND DEVELOPMENT COSTS. In-process research and development costs resulted from our acquisition of the non-affiliated minority interest in our Wacos, Inc subsidiary in December 1999. The aggregate purchase price of Wacos, Inc. was approximately $20.8 million which, based upon an independent appraisal of all the assets acquired and liabilities assumed, was allocated to the specifically identifiable tangible and intangible assets acquired. Intangible assets included approximately $4.0 million of in-process research and development which was charged to operations in December 1999, $0.2 million of assembled workforce and approximately $16.5 million of excess purchase price over the fair market values of the tangible and identified intangible assets, being amortized over periods of three to five years.

    The values of Wacos, Inc. in-process research and development projects were estimated by an excess income approach. Management revenue and operating expense projections were reduced by appropriate amounts to reflect a fair return on the net tangible and collateral intangible assets to be employed in realizing the forecasted net incomes. The resulting forecasted "excess" income figures were discounted to present value using a 40% rate of return, reflecting the technological, market and other risks associated with the subject technologies and future products. The discounted excess incomes were summed and then, in accordance with methodology approved by the Securities and Exchange Commission, reduced by any appropriate percentage completion factor for each project to account for the anticipated remaining research and development factors.



    Wacos, Inc. develops technology called WACOS (Wireless Access Central Office Switch), which is an Internet Protocol (IP) based multi-service telephone switching system designed to support wired and wireless access for both mobile and fixed telephony networking applications. The three main components of the integrated WACOS product are not yet considered to have reached technological feasibility. The initial release date is due late 2000 with second and third phases being released through late 2002. Significant cash inflows resulting from these projects are expected to begin in late 2000. We estimate operating costs to complete these WACOS projects will be approximately $5.8 million in 2000 and approximately $8.9 million in 2001. If the development completion dates are not met the key risk is considered the potential lost opportunity to hold a unique competitive advantage.



    The current projects provide the ability to service over 400,000 subscribers, a higher number of users than previously available, and various China specific adaptations that are not available in other products.



    INTEREST INCOME (EXPENSES). Interest income (expenses) was $2.0 million in 1997, $(0.1) million in 1998 and $(1.0) million in 1999. The change in interest income (expenses) in each period was primarily due to increased interest charges on higher average debt balances combined with decreased interest income from lower average cash balances.



    OTHER INCOME (EXPENSES). Other income (expenses) was $5,000 in 1997, $(1.0) million in 1998 and $(1.2) million in 1999. The change from 1997 to 1998 was primarily due to a $1.3 million loss on one investment. The 1999 other income (expenses) included a $1.0 million loss on asset sales.



    EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES. Consolidated equity in net income (loss) of affiliated companies was $0.1 million in 1997, $0.3 million in 1998 and $1.3 million in 1999. The increases in each period reflected increased profitability at our Guangdong manufacturing joint venture.



    INCOME TAX EXPENSE (BENEFIT).  Income tax expense (benefit) was
$0.4 million in 1997, $1.4 million in 1998 and $0.2 million in 1999 reflecting our increasing income and required adjustments to our deferred tax asset valuation allowance. The 1999 tax also reflected tax incentives and a one time tax refund of $0.4 million in China. We were granted tax holidays for our wholly owned China subsidiary and our Zhejiang manufacturing subsidiary which started to phase out in 1999. The net impact of these tax holidays was to decrease net loss by approximately $0.9 million in 1997, increase net income by approximately $0.3 million in 1998, and increase net income by approximately $4.5 million in 1999. Our wholly owned China subsidiary's income tax rate is expected to rise from 0% in 1999 to 7.5% for 2000-2002 and 15% for 2003 and thereafter. Our Zhejiang manufacturing subsidiary's income tax rate is expected to rise from 10% for 1999-2002 to 15% for 2003 and thereafter. The impact of these tax increases is expected to reduce future net income. We have not provided for U.S. taxes on our foreign subsidiaries' undistributed earnings because such earnings are intended to be indefinitely reinvested in those subsidiaries.



    MINORITY INTEREST IN (EARNINGS) LOSS OF CONSOLIDATED SUBSIDIARIES. Minority interest in the loss of consolidated subsidiaries was $0.3 million in 1997 and $0.9 million in 1998. Minority interest in the earnings of consolidated subsidiaries was $2.1 million in 1999. The change from 1997 to 1998 was a result of increased research and development spending at our Wacos, Inc. subsidiary and increased losses at our Zhejiang manufacturing subsidiary. The change from 1998 to 1999 was due to the increased profitability at our Zhejiang manufacturing subsidiary in 1999.



    BENEFICIAL CONVERSION FEATURE. The issuance of Series F preferred stock included a beneficial conversion feature pursuant to which the preferred shares convert into common shares on a one-for-one basis at a price below the expected offering price upon the completion of our initial public offering. This will result in a charge to net income in 1999 of approximately $16.1 million, reducing diluted earnings per share by $0.21.

QUARTERLY RESULTS OF OPERATIONS


    The following tables present unaudited quarterly statement of operations data, in dollars and as a percentage of net sales, for each of the six quarters ended December 31, 1999. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere in this prospectus and reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                                 THREE MONTHS ENDED
                                                        --------------------------------------------------------------------
                                                        SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,   DEC. 31
                                                          1998        1998        1999        1999        1999        1999
                                                        ---------   ---------   ---------   ---------   ---------   --------
                                                                         (IN THOUSANDS, EXCEPT PERCENTAGES)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.............................................   $31,352     $25,289     $27,551     $42,131     $55,019     62,814
Cost of sales.........................................    19,982      16,576      16,848      23,873      31,956     38,910
                                                         -------     -------     -------     -------     -------    -------
Gross profit..........................................    11,370       8,713      10,703      18,258      23,063     23,904
Operating expenses:
  Selling, general and administrative.................     6,216       5,562       5,587       8,292      10,217      8,418
  Research and development............................     3,668       4,200       4,045       4,138       4,307      4,873
  Amortization of deferred stock compensation.........        --          --         637       1,669       1,215        470
  Amortization of intangible assets...................        22          55          37          37          38        160
  In-process research and development.................        --          --          --          --          --      4,491
                                                         -------     -------     -------     -------     -------    -------
    Total operating expenses..........................     9,906       9,817      10,306      14,136      15,777     18,412
                                                         -------     -------     -------     -------     -------    -------
Operating income (loss)...............................     1,464      (1,104)        397       4,122       7,286      5,492
Interest and other income (expenses)..................      (370)       (910)       (220)       (489)         22     (1,524)
Equity in income (loss) of affiliated companies.......       236          50         190         702          92        364
                                                         -------     -------     -------     -------     -------    -------
Income (loss) before income taxes and minority
  interest............................................     1,330      (1,964)        367       4,335       7,400      4,332
Income tax expense (benefit)..........................       185         586         222         242      (1,487)     1,180
Minority interest in (earnings) loss of consolidated
  subsidiaries........................................       734         612        (486)       (103)       (644)      (877)
                                                         -------     -------     -------     -------     -------    -------
Income (loss) from continuing operations..............     1,879      (1,938)       (341)      3,990       8,243      2,275
Income (loss) from discontinued operations............      (454)        (97)       (267)     (1,389)         --         --
                                                         -------     -------     -------     -------     -------    -------
Net income (loss).....................................   $ 1,425     $(2,035)    $  (608)    $ 2,601     $ 8,243    $ 2,275
                                                         =======     =======     =======     =======     =======    =======
AS A PERCENTAGE OF NET SALES:
Net sales.............................................     100.0%      100.0%      100.0%      100.0%      100.0%     100.0%
Cost of sales.........................................      63.7        65.5        61.2        56.7        58.1       61.9
                                                         -------     -------     -------     -------     -------    -------
Gross profit..........................................      36.3        34.5        38.8        43.3        41.9       38.1
Operating expenses:
  Selling, general and administrative.................      19.8        22.1        20.3        19.7        18.6       13.4
  Research and development............................      11.7        16.6        14.7         9.8         7.8        7.8
  Amortization of deferred stock compensation.........       0.0         0.0         2.3         4.0         2.2        0.7
  Amortization of intangible assets...................       0.1         0.2         0.1         0.1         0.1        0.3
  In-process research and development.................        --          --          --          --          --        7.1
                                                         -------     -------     -------     -------     -------    -------
    Total operating expenses..........................      31.6        38.9        37.4        33.6        28.7       29.3
                                                         -------     -------     -------     -------     -------    -------
Operating income (loss)...............................       4.7        (4.4)        1.4         9.7        13.2        8.8
Interest and other income (expenses)..................      (1.2)       (3.6)       (0.8)       (1.2)        0.0       (2.4)
Equity in income (loss) of affiliated companies.......       0.8         0.2         0.7         1.7         0.2        0.6
                                                         -------     -------     -------     -------     -------    -------
Income (loss) before income taxes and minority
  interest............................................       4.3        (7.8)        1.3        10.2        13.4        7.0
Income tax expense (benefit)..........................       0.6         2.3         0.8         0.6        (2.7)       1.9
Minority interest in (earnings) loss of consolidated
  subsidiaries........................................       2.3         2.4        (1.7)       (0.2)       (1.2)      (1.4)
                                                         -------     -------     -------     -------     -------    -------
Income (loss) from continuing operations..............       6.0        (7.7)       (1.2)        9.4        14.9        3.7
Income (loss) from discontinued operations............      (1.4)       (0.4)       (1.0)       (3.3)        0.0        0.0
                                                         -------     -------     -------     -------     -------    -------
Net income (loss).....................................       4.6%       (8.1)%      (2.2)%       6.1%       14.9%       3.7%
                                                         =======     =======     =======     =======     =======    =======

    Our net sales have increased in each quarter since the fourth quarter of 1998. The increase in net sales was primarily due to significant increases in sales of network access products, particularly our Airstar system. Sales during the third and fourth quarters of 1998 were negatively impacted by the weaker demand experienced during the reorganization of the telecommunications industry in China. Business activity in China declines significantly during the first quarter of each year in observance of the Lunar New Year. Although the usual seasonal slowdown was present during the first quarter of 1999, it was not evident because of the relatively low level of fourth quarter 1998 sales.


    Gross profit has increased in each quarter since the fourth quarter of 1998. The increase in gross profit was primarily due to significant increases in sales of network access products, particularly our Airstar system. Gross profit, as a percentage of net sales, has fluctuated from quarter to quarter primarily due to product mix. Gross profit, as a percentage of net sales, generally has been higher since the fourth quarter of 1998, primarily due to significant increases in sales of higher margin network access products and a shift in product mix toward higher margin network access products. The decrease in gross profit, as a percentage of net sales, from the third quarter to the fourth quarter of 1998 was primarily due to decreases in sales volume and price pressures resulting from a slowdown in the overall industry due to the restructuring of China's telecommunications industry.



    Operating expenses have generally increased in absolute dollars over the quarters shown as we have increased staffing in research and development, sales and marketing and administrative functions. The recent decline in selling, general and administrative expenses as a percentage of net sales reflects the relatively higher sales level as well as a leveling off of the proportion of expenses that are variable to sales, such as commissions. Research and development expenses as a percent of net sales have generally declined as our net sales have increased.


    Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future as a result of a variety of factors. These factors, some of which are beyond our control, include:

    - the timing, number and size of orders for our products as well as product mix;

    - market acceptance of our products and product enhancements;

    - the evolving and unpredictable nature of the economic, regulatory and political environments in China and other countries in which we market or plan to market our products;

    - longer collection periods of accounts receivable in China and other countries;

    - the lengthy and unpredictable sales cycles associated with sales of our products;

    - our ability to secure and maintain regulatory and governmental authorizations for our products; and

    - the decline in business activity in the first quarter associated with the Lunar New Year.

    Our net sales and gross profit, as a percentage of net sales, have also fluctuated and are likely to continue to fluctuate in large part due to the volatility of the volume of sales of lower margin mobile phone handsets and competitive pricing pressure across product lines. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

LIQUIDITY AND CAPITAL RESOURCES


    Since our inception, we have financed our operations through private sales of equity securities and, to a lesser degree, bank lines of credit. We have a line of credit arrangement with a Bank of China permitting Renminbi denominated borrowings of up to $48.2 million. This facility bears interest at rates ranging from 5.6% to 6.4% and matures from February to July 2000. At December 31, 1999, the equivalent of $27.1 million was outstanding under this facility. We also have a line of credit with Commercial Bank of Hangzhou permitting Renminbi denominated borrowings of up to $12.0 million. This facility bears interest at 6.4% and matures in October 2000. At December 31, 1999, the equivalent of $6.0 million was outstanding under this facility. In June 1998, we entered into a loan agreement with SOFTBANK. We borrowed a total of $25.0 million in June 1998. Borrowings under this facility were repaid in full in December 1999. In December 1998, we guaranteed a bank loan incurred by one of our customers in the amount of $1.6 million in conjunction with the sale of equipment. As of December 31, 1999, we had working capital of $127.5 million, including
$87.4 million in cash and cash equivalents and $34.6 million worth of Renminbi denominated bank borrowings. In November and December 1999, we secured private equity financing totaling $55.0 million.



    We plan to invest $10.0 million in an investment fund to be established by SOFTBANK CORP. focused on investments in Internet companies in China. Our investment will constitute 10% of the funding for the SOFTBANK investment fund, with SOFTBANK contributing the remaining 90%. We will be a passive investor and have no decision-making authority with respect to investments by the fund. The fund will have a separate management team, and none of our employees will be employed by the fund. One of our directors will serve as the Chief Executive Officer of the fund, and our Chief Executive Officer will be chairman of the board of the fund. None of the proceeds from this offering will be invested in the fund.



    As of December 31, 1999, we had cash and cash equivalents totaling
$87.4 million. Of this amount, $4.6 million was restricted. Of the restricted amount, $2.4 million related to cash from asset sales pending completion of contractual obligations, $0.6 million was for collateral on letters of credit and $1.5 million was collateral for a bank loan.



    Net cash used in operations was $26.6 million in 1997 and $47.0 million in 1998. Net cash provided by operations was $10.8 million in 1999. The increase in net cash used by operations from 1997 to 1998 was primarily a result of an increase in accounts receivable levels associated with net sales growth. The net cash provided by operations in 1999 was primarily a result of increased profitability and cash collections, partly offset by an increase in inventory levels.



    Net cash used in investing activities was $4.9 million in 1997, $3.4 million in 1998 and $3.2 million in 1999. These expenditures included additions to property, plant and equipment of $3.7 million in 1997, $2.3 million in 1998 and $3.6 million in 1999.



    Net cash provided by financing activities was $48.2 million in 1997, $33.2 million in 1998 and $61.7 million in 1999. Net cash provided by financing activities in 1997 primarily consisted of net proceeds from the sale of preferred stock and receipts from a shareholder note, which was partially offset by a distribution to shareholders. Net cash provided by financing activities in 1998 primarily consisted of borrowings of $25.0 million from SOFTBANK under a short-term line of credit. Net cash provided by financing activities in 1999 primarily consisted of net proceeds from the sale of preferred stock and borrowings under an existing line of credit, which was used in part to repay indebtedness to SOFTBANK.


    Our international sales are generally denominated in local currencies. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. We do not currently engage in currency hedging activities with respect to any other currencies. Although the impact of currency fluctuations to date has been insignificant, we cannot guarantee that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, correspondingly, on our business, financial condition and results of operations.

    We believe that the net proceeds of this offering, together with cash generated from operations and funds available under our credit facilities, will be sufficient to meet our capital requirements for at least the next 12 months. Our future cash requirements will depend on many factors, including but not limited to:

    - the extent to which average sales prices for our products decline;

    - the levels at which we maintain inventory;

    - the timing and extent of spending to support product development;

    - sales and marketing and customer support efforts;

    - the timing of introductions of new products and enhancements to existing products; and

    - market acceptance of our products.

    To the extent that the funds generated by this offering, together with existing resources and future earnings, are insufficient to fund our future activities, we may need to raise additional funds through public or private financing, which could include the issuance of additional equity. We are also exploring the possibility of securing additional equity investments by third parties in our joint ventures in China. We cannot assure you that additional financing will be available or that, if available, such financing will be obtainable on favorable terms.

IMPACT OF YEAR 2000

    Many currently installed computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. Computer programs or hardware that have date-sensitive software or embedded chips and have not been upgraded to comply with these "year 2000" requirements may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.


    GENERAL READINESS ASSESSMENT. The year 2000 problem can affect the computers, software and other equipment that we use in our operations. As a result, we instituted a year 2000 compliance plan, implemented by a team of our internal information technology staff responsible for monitoring the assessment and remediation of our year 2000 projects and reporting that status to our executive staff. This project team has assessed the potential effect and costs of remediating the year 2000 problem for our internal systems.



    ASSESSMENT OF OUR PRODUCTS. We have assessed the ability of our products to operate properly in the year 2000. We believe that our current products are year 2000 compliant. Since January 1, 2000, we have not experienced any problems with our products related to the year 2000 problem. Accordingly, we do not believe that the year 2000 issue presents a material exposure as it relates to our products.



    ASSESSMENT OF INTERNAL INFRASTRUCTURE. We believe that we have identified most of the major computers, software applications and related equipment used in connection with our internal operations that need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Based on a review of these computer systems, we have determined that our computer systems and applications are compliant with the year 2000 format. Since January 1, 2000, we have not experienced any problems with our computer systems or applications related to the year 2000 problem.



    SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the year 2000 problem. We have assessed the potential effect of the year 2000 problem on our office and facilities equipment and have determined that no problems exist that cannot be remediated by the replacement of relatively inexpensive equipment. Since January 1, 2000, we have not experienced any problems with our office and facilities equipment related to the year 2000 problem.


    COSTS OF REMEDIATION. Our total cost of completing required modifications, upgrades or replacements of our internal systems was less than $100,000. Based on the activities described above, we do not believe that the year 2000 problem will have a material adverse effect on our business or operating results.

    SUPPLIERS. As part of our review of the year 2000 problem, we contacted third-party suppliers of components and key contractors used in the assembly of our products to identify and, to the extent possible, resolve issues involving the year 2000 problem. However, we have limited or no control over the actions of these third-party suppliers and subcontractors. Thus, while we believe that we have resolved any significant year 2000 problems with these third parties, there can be no assurance that these suppliers have resolved any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure on the part of these third parties to timely resolve year 2000 problems with their systems could have a material adverse effect on our business. Since January 1, 2000, we have not experienced any disruption in our business or operations resulting from any year 2000 problems of any of our third-party suppliers or contractors.



    MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS. We believe that we have identified and resolved all year 2000 problems that could materially adversely affect our business operations. Since January 1, 2000, we have not experienced any year 2000 problems that have affected our business and operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict whether failures will occur as a result of the year 2000 problem or the severity, timing, duration or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:


    - a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

    - possible business disputes and claims, including claims under product warranty, due to year 2000 problems experienced by our customers and incorrectly attributed to our products, which we believe will be resolved in the ordinary course of business; and

    - a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

    CONTINGENCY PLANS. We have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. Depending on the systems affected, these plans include:

    - accelerated replacement of affected equipment or software;

    - short- to medium-term use of backup equipment or software or other redundant systems;

    - increased work hours for our personnel or the hiring of additional information technology staff; and

    - the use of contract personnel to correct, on an accelerated basis, any year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

    Our implementation of any of these strategies could have a material adverse effect on our business.

    DISCLAIMER. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software and unanticipated problems not identified in the ongoing compliance review.

                                    BUSINESS

OVERVIEW


    We provide communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets. Our integrated suite of network access systems, optical transmission products and subscriber terminal products allows service providers to offer efficient and expandable voice, data and Internet access services. Because our systems are based on key international communications standards, service providers can easily integrate our systems into their existing networks and deploy our systems in new broadband, Internet Protocol, or IP, and wireless network rollouts. To date, substantially all of our sales have been to service providers in China.


    Our integrated suite of products consists of Airstar, AN-2000, OMUX and WACOS. Our Airstar network access system allows service providers to offer voice and data services over fixed wireless and city-wide wireless mobile networks. With over 900,000 lines installed at 12 large commercial sites, we believe that Airstar is the most widely deployed wireless local access system in China. For wireline networks, we provide a broadband-ready access system called AN-2000. Over 1.2 million lines of our wireline AN-2000 access system have been deployed in China, including deployments in the six largest regional communications markets. Our optical multiplexing, or OMUX, products provide optical transmission and are often bundled with our AN-2000 and Airstar systems. The OMUX, either as a stand-alone or bundled product, is currently installed at over 5,000 locations for over 200 communications service providers. Our newest product, WACOS, is an IP-based switch designed to deliver multiple voice and data services using a highly distributed architecture. We expect to begin initial shipments of WACOS in 2000. Our access and switching systems are currently designed to address the unique performance requirements of rapidly expanding communications infrastructure markets such as China.

INDUSTRY BACKGROUND


    COMMUNICATIONS NEEDS OF DEVELOPING COUNTRIES. Demand for voice and data communications services in developing nations continues to grow rapidly and is driven by both public sector infrastructure investment and private sector business growth. The governments of many developing countries have identified the development of a communications infrastructure as a key driver of modernization and economic growth. According to a 1998 report by the International Telecommunication Union, developing countries are investing in communications infrastructure at a rate of $53.1 billion annually, representing 31.9% of all communications infrastructure spending worldwide. Governments are increasingly implementing and funding infrastructure development through privatization of state-owned telecommunications service providers. These service providers, in turn, are deploying advanced networks for voice and data services. In addition, increasingly affluent businesses and residential consumers in the highest growth regions of these countries are demanding state-of-the-art voice and data communications solutions to interact and compete on a global basis.



    GROWTH IN CHINA'S COMMUNICATIONS MARKET. China has one of the fastest growing communications markets in the world. Growth in China's communications equipment and services markets is being driven by the government's commitment to developing a communications infrastructure, pent-up demand for communication services and robust economic growth. Dataquest estimates that the market for communications equipment and services in China will grow from $44.2 billion in 1998 to $89.9 billion in 2002, representing a compound annual growth rate of 19.4%. Dataquest forecasts that the market for access equipment in China will grow at a compound annual rate of 32.8% from 1998 to 2002. This market represents the fastest growing segment of the communications market in China and the fastest growing access equipment market in the world. China's demand for communication services is highlighted by its relatively low teledensity rate, which is a measure of the number of lines per hundred people. According to 1998 statistics from the International Telecommunication Union, China, with a population of 1.2 billion, has a teledensity rate of only 7.0% compared to teledensity rates in

Brazil of 12.1%, in Western Europe of 53.1%, in Hong Kong of 55.8% and in the United States of 66.1%. While growth in the China communications market is currently driven predominantly by voice services, the increasing demand for data services presents a growing opportunity. The Strategis Group and BDA China Limited estimate that Internet subscribers in China will grow from 2.1 million in 1998 to 40.4 million in 2003, representing a compound annual growth rate of 80.6%. China's ability to invest heavily in its communications infrastructure is fueled by the country's strong economic activity, primarily in its coastal provinces which represented 41.1% of China's gross domestic product of $961 billion in 1998. In addition, the World Bank estimates China's GDP will grow at a compound annual rate of 7% from 1999 to 2003.


    STRUCTURE OF CHINA'S TELECOMMUNICATIONS INDUSTRY. Historically, the China Telecom system was the sole provider of public telecommunications services in China. In 1993, the State Council, in an effort to promote competition, began issuing licenses to new telecommunications operators including China United Telecommunications Corporation, or Unicom, a provider of mobile communication services, and Jitong Communications Co., Ltd., a provider of data communications and Internet access services. In February 1999, the State Council approved a restructuring plan for the China Telecom system. The plan separated the telecommunications operations of the China Telecom system along four business lines: fixed line, mobile, paging and satellite communications services. Under the new structure, a new state-owned company, China Mobile, holds and operates the nationwide mobile communications assets. China Mobile also controls China Telecom (Hong Kong) Limited, a public company, that operates cellular services in six of China's provinces. A new state-owned company, China Satellite, holds and operates the satellite assets. The paging operations have been merged into Unicom. China Telecom holds and operates the fixed line telephone and data communications assets. China Telecom operates through a network of approximately 2,400 local level telephone companies called Posts and Telecommunications Bureaus, or PTBs. PTBs are responsible for purchasing, installing and operating the voice and data communications services in their local markets.


    GOVERNMENT REGULATION OF THE TELECOMMUNICATIONS INDUSTRY. The China telecommunications industry is regulated at the national, provincial and local levels. At the national level, the Ministry of Information Industry, or MII, regulates the industry. The MII was established in March 1998 to assume the regulatory, administrative and other governmental duties of the former Ministry of Posts and Telecommunications. The MII has broad authority to regulate all aspects of the telecommunications and information technology industries in China including managing spectrum bandwidths, setting network equipment specifications and standards, regulating the Internet and drafting laws and regulations related to the electronics and telecommunications industries. We believe that the MII's general telecommunications equipment strategy is to ensure that China's infrastructure is based on advanced open architectures that are expandable, cost efficient and quickly deployed. The MII also oversees the 33 Post and Telecommunications Administrations, or PTAs, that have regulatory responsibility over the telecommunications industry in their respective provinces. In China today, each PTA oversees all local PTBs in its region and approves a subset of telecommunications products that meet MII standards from which PTBs can then select the specific products they purchase, install and operate. Although historically the MII has shared regulation and operation of China's telecommunications industry with the China Telecom system, as part of the Chinese government's industry restructuring, the regulatory functions of the MII and the PTAs are in the process of being separated from the operational functions of the state-owned PTBs under their control. Following this separation, it is expected that the MII will act exclusively as the industry regulator and that the local PTBs will act exclusively as operators. Given the multi-level regulatory environment, equipment providers in China must generally market intensively to all three levels of the communications industry.



    COMMUNICATIONS NETWORK ARCHITECTURE IN CHINA. The development of China's communications infrastructure involves not only installing a nationwide network of high-bandwidth fiber-optic backbones, but also locally connecting each business and residential subscriber to these backbones. The systems of wireline or wireless connections that link local subscribers to these backbone networks are often referred to as the "last mile" or the local access network. Because of the high growth rate, geographic dispersion and diverse communications needs of residences and businesses in China, the direct wiring of subscribers to the backbone network using traditional copper connections is a lengthy, costly and inefficient process. Direct wiring of subscribers to traditional telephone switches often locks those subscribers into a limited set of communications services and limits expandability and migration to other services. In contrast, service providers in China require communications equipment that allows them to rollout different services quickly, efficiently and cost-effectively. Given the relative absence of a legacy communications infrastructure, these service providers are less constrained and thus often deploy the latest, "best-of-breed" systems with the flexibility to handle future services such as data. This is true in both the local access networks and the backbone networks.


    A new trend in access network design is the use of remote nodes that push network intelligence closer to a group of subscribers, thus making it easier and more efficient to deliver multiple services from the backbone network to subscribers at the local level. These nodes use a standard digital protocol known as V5.2 to communicate with backbone networks. This open protocol allows equipment from various vendors to be interconnected seamlessly and allows service providers to deliver a variety of services from multiple backbones over the same access network thus reducing costs. By deploying small, intelligent nodes close to subscribers, service providers can deploy fewer central office switches, each covering larger areas, optimizing manageability and lowering per-subscriber cost. Because of these benefits, service providers in China are deploying open architecture switches capable of interacting with access networks at most new installations.

    Another new trend can be seen in the backbone network, where an increasing portion of traffic travels across IP-based systems instead of traditional voice systems using circuit switches. IP-based architectures differ fundamentally from circuit-switched architectures in the way information travels from point to point through networks. IP-based technology does not require a dedicated connection or circuit between the callers. Instead, the caller's voice is divided into numerous small packages of information called packets. These packets are sent over the network intermixed with other packets of data, such as fax, email or Internet content, to be reassembled at the destination of the call. In contrast, traditional telephone technology requires that a circuit between the callers be established and maintained during the length of the call, and voice and data cannot easily be transmitted simultaneously over this circuit. This is inefficient because much of a phone call is silence which effectively wastes capacity on the circuit. This inefficiency has caused service providers to seek new switches based on IP-based technology.


    NEEDS OF CHINA'S COMMUNICATIONS SERVICE PROVIDERS. Service providers in China often require network solutions with a suite of integrated products that address all of their access needs, including wireline and wireless, voice and data. These comprehensive product offerings enable service providers to quickly, and with minimal incremental investment, address the changing demands of their subscribers for expanded or more advanced services over time. Service providers also require solutions that are based on widely-adopted international communications standards to ease installation and avoid duplicate buildout of separate networks. In addition, given the rapid growth in China's emerging communications market, network solutions must be efficient and expandable so that the same architecture can provide an affordable entry level solution for as few as hundreds of subscribers yet economically extend to hundreds of thousands of subscribers over time. Additionally, service providers in China will often require the vendors to continually develop products to meet evolving market needs and to have a local service and support presence.


    Although markets such as China represent substantial opportunities for communications equipment vendors, to date, few companies have delivered the combination of leading technology, market specific products and a local presence that service providers require.

THE UTSTARCOM SOLUTION

    Our wireless and wireline access and switching systems are designed to deliver the following key benefits to service providers:

    INTEGRATED, COMPREHENSIVE PRODUCT OFFERING. By offering communications systems that link the backbone network, the access network and subscribers' premises, we supply service providers with solutions that enable them to quickly deploy services to subscribers. For the implementation of completely new networks, which is typical in China, service providers can choose to deploy our complete suite of product offerings. By contrast, for locations where some network infrastructure is already in place, service providers can deploy a subset of our products and integrate them into their existing networks. Furthermore, as subscriber needs evolve from voice to data, we offer solutions to meet these needs. All of our products can be managed from a single integrated management station through the use of our Netman software.

    FLEXIBILITY FOR VOICE AND DATA SERVICES. We have designed our systems to offer a high degree of flexibility in terms of the number of subscribers and types of traffic delivered to those subscribers. Our equipment can be flexibly configured to offer a variety of services in response to subscriber demand. This flexibility is particularly important in China, as the communications services market is undergoing rapid change and growth. As Internet usage achieves greater penetration in China, service providers will desire systems which are designed to deliver high-speed data capability. Our access systems allow service providers to quickly and cost-effectively implement upgrades for new services, including high-speed data capability, compared to alternative solutions which may require the purchase of an entirely new system to provide these services.


    LEADING PRICE AND PERFORMANCE SOLUTION. All of our products are based on a modular design, using cost effective off-the-shelf components wherever possible and realizing most of the products' added value through our software. By delivering a modular system, we allow service providers to purchase only the functionality and capacity needed and to purchase additional functionality and capacity over time as subscriber demand warrants. In response to large pent-up demand, most service providers in China are currently delivering voice services. However, we expect demand for data services to increase dramatically in China. To meet this growing demand, service providers will be able to deliver data traffic with modular upgrades to our systems rather than through large-scale purchases of replacement equipment. Furthermore, as demand for communications services in China grows, our expandable systems will allow service providers to grow from a small initial subscriber base to hundreds of thousands of subscribers in a cost-effective and efficient manner.



    ARCHITECTURE BASED ON WIDELY ADOPTED COMMUNICATION STANDARDS. Our products are designed to comply with widely adopted international open communication standards for multi-vendor interoperability, which are consistent with standards established by the MII. For example, we were one of the first companies to deliver an access system to the China market that incorporated an open interface, known as the V5.2 protocol, to central office switches. The open interface is a technology that allows service providers to connect our products to equipment from multiple vendors and thus integrate multiple voice and data traffic types within one system. In this manner an operator can deploy our system for voice services first, but offer mobile or Internet services at a later time as the market for these services develops. Furthermore, our compliance with open standards lowers costs by permitting service providers to shorten evaluation times and ease integration of our products with other systems in the service providers' networks.



    LOCAL PRESENCE. We have established a strong local presence in China that allows us to be responsive to the needs of service providers and their subscribers. We manufacture our products primarily at two facilities located in the cities of Huizhou in Guangdong province and Hangzhou in Zhejiang province that are owned by joint ventures between us and affiliates of the corresponding PTAs. By using local facilities in China, we have helped create new jobs within the provinces and have strengthened our relationships with the PTAs in some of China's most modernized and rapidly growing provinces. We also maintain nine sales and customer support sites in China that allow us to deploy a customer support representative onsite anywhere in China within 24 hours. Our sales force develops direct relationships with decision makers at both the provincial and the local levels through pre-sales design and consulting services, as well as performing more traditional product sales functions. Additionally, through our relationships at the national, provincial and local levels we receive a continuous flow of information on market changes and insight into unique service provider needs and related opportunities.


STRATEGY

    Our objective is to be a leading provider of broadband, IP and wireless network equipment to high growth communications markets. The principal elements of our strategy are as follows:

    LEVERAGE OUR INSTALLED BASE AS DEMAND FOR BROADBAND AND HIGH-SPEED DATA GROWS IN CHINA. We believe we are a leading supplier of both wireline and wireless access systems in China. Communications service providers currently face a large subscriber demand for voice services. Accordingly, our systems are being used primarily for voice services. However, given the increasing demand for Internet and data access in China, we believe we are well positioned to leverage our installed base of systems and service provider relationships to deliver additional data capabilities. We intend to capitalize on this opportunity by supplying systems that enable service providers to offer broadband services over copper connections through digitial subscriber line, or xDSL, technologies and over fiber optic connections. We also intend to enable high-speed data services over 64 Kilobits per second, or Kbps, wireless links.


    DEVELOP PRODUCTS AND TECHNOLOGIES FOR MARKET-DRIVEN SOLUTIONS; PENETRATE EMERGING IP-BASED SWITCHING MARKET. By working closely with multiple service providers over the last five years, we have gained unique insight into future service provider requirements. For example, we developed our Personal Access System, or PAS, wireless access system in response to a market need for a low-cost, community-based mobile service. We believe PAS has been deployed in more cities in China than any other city-wide wireless mobile service. We believe increases in Internet usage, particularly voice over IP traffic, have resulted in a market need for a next-generation switching platform optimized for IP traffic. Accordingly, we have made a substantial investment in developing our WACOS IP-based switching system which we expect to ship in 2000. WACOS is designed to integrate with our existing products and to scale over time as demand for new services grows. We believe that WACOS can deliver value to service providers, both as a stand-alone system and in connection with expansions to our Airstar PAS system installations. We have a history of developing unique systems, such as PAS and WACOS, and we intend to continue to provide market-driven solutions to our customers.


    EXPAND PRESENCE IN CHINA. We intend to further capitalize on China's large population, low teledensity and increasing demand for communications services. Since our inception, we have focused our engineering, product development and sales and marketing efforts primarily on communications equipment for China. This focus has enabled us to be a leader in this market by quickly identifying the needs of service providers in China and rapidly developing market-specific products to address those needs. We intend to expand our presence in this market by:

    - increasing the number of sales and support staff and offices within China;

    - developing new products to address the demands of our existing and emerging customer base;

    - migrating our installed base from voice to data as market demand warrants; and

    - increasing our local research and development and manufacturing capabilities.


    LEVERAGE SUCCESS IN CHINA TO ADDRESS OTHER HIGH-GROWTH COMMUNICATIONS MARKETS. Since our products comply with many international standard protocols and are attractive and readily adaptable to the requirements of service providers in many markets outside of China, we intend to leverage our success in China to penetrate other high-growth communications markets. We anticipate supplying these markets through original equipment manufacturer, or OEM, sales relationships or through the development of local sales agency and distributor relationships within the specific communications market. We are initiating this strategy with NEC Corporation, which offers our AN-2000 as an OEM through its worldwide sales organization. We have also implemented an OEM strategy in Brazil, Hong Kong, the Phillipines and Russia. We have conducted field trials of our products in Columbia, Hong Kong, India, the Phillipines, Russia and Vietnam. Additionally, we have applied for regulatory approval of our products in Brazil and Russia, and will seek additional regulatory approvals as needed.


PRODUCTS

    Our integrated suite of network access, optical multiplexing, subscriber terminal and IP-based switching products gives service providers in high-growth markets an efficient means to offer voice and data services. Our product lines include Airstar, AN-2000, OMUX, Netman and WACOS.

AIRSTAR

    Airstar is a wireless access system that enables voice and data access over fixed and city-wide wireless links. The following diagram shows how our Airstar system is deployed.

                    [Diagram depicting our Airstar system.]

    A typical Airstar installation consists of several remote terminals based on our AN-2000 architecture, each coupled through one or more digital radio port controllers to many small indoor and outdoor radio ports, and various subscriber terminals. The remote terminals connect to the central office switch to provide local and long distance telephone service over a standard V5.2 interface or an analog 2-wire interface for switches without V5.2 capability. This provides for an open interface to the central office switch which benefits service providers by shifting network intelligence to the access network, thus reducing reliance on costly and proprietary distributed central office switch architectures. The remote terminals pass traffic through the radio port controllers to the radio ports, which each serve multiple subscribers. From the radio port, the signal is passed to a remote subscriber terminal or handset. The air traffic controller provides wireless traffic-channel and mobility management throughout the system.

    Airstar enables rapid and reliable deployment of communications services to subscriber communities where the installation of a wireline alternative may be uneconomical. Airstar can also be used in large indoor spaces such as office buildings, airports and shopping malls. Airstar is optimized for high-capacity urban or suburban traffic densities and can deliver wireline equivalent voice quality, including voice-band modem and fax support, with the advantages of simple planning for radio siting, immunity to inter-radio interference, low power consumption and expandability. Our Airstar system operates in China in the 1900-1915 MHz band allocated by the Radio Regulatory Bureau of the MII.


    Service providers have installed our Airstar system at 12 large commercial sites in China representing a total installed base of over 900,000 lines. We currently offer the Airstar for two different applications: Personal Access System, or PAS, and wireless local loop, or WLL.

    PERSONAL ACCESS SYSTEM


        PAS provides city-wide wireless mobile phone service for a community of up to several hundred thousand subscribers at traffic densities of upwards of 2,000 subscribers per square kilometer. PAS targets first-time subscribers, second line subscribers and small businesses. PAS provides distinct benefits to both service providers and subscribers. Service providers can quickly illuminate entire communities with strategically located low-power radios, creating the potential for new revenue streams from city-wide mobile service. Additionally, compared to traditional cellular systems, PAS mobility functions are completely integrated into the access network architecture and thus require no central office switch modification or incremental mobile switching hardware. By integrating PAS into the existing access network, service providers can take advantage of unused central office switching capacity to carry incremental wireless traffic loads. This integration also allows a service provider to offer existing switch-based services, such as caller ID, call forwarding, and voice mail, to its wireless subscribers. Subscribers benefit from rapid service activation and enjoy the mobility of small handsets weighing less than three ounces with over 800 hours of standby battery capacity and up to
    6.5 hours of talk time. We purchase a variety of handsets manufactured by multiple Japanese vendors under the UTStarcom label.


        With the PAS system, a service provider does not need to modify its existing billing system. However, PAS does provide separate call detail records that the service provider can use for specific mobility-related billing policies such as premium billing for roaming calls or wireless data calls, or for pre-paid PAS services.

        An additional benefit of PAS is its support of wireless data transmission of 32Kbps, upgradeable to 64Kbps. This enables wireless Internet access at speeds faster than those possible with many wireline dial-up modems. We believe PAS allows faster Internet access than other wireless technologies currently commercially deployed in China.

    WIRELESS LOCAL LOOP

        WLL provides for fixed, as opposed to mobile, wireless network access. In a WLL deployment, small and inexpensive radios located strategically throughout the service area provide a wireless digital link to the subscriber's home or business. We believe this offers both a cost and time-to-market advantage over some traditional copper deployments. A fixed subscriber unit located in the subscriber's home or business converts the wireless signals to a standard analog telephone interface that can be distributed through conventional inside-building wiring.

AN-2000

    Our AN-2000 is a digital wireline network access system that delivers a variety of services to subscribers over copper, fiber or microwave radio links. These services include:

    - traditional analog voice;

    - dialed voice and data in digital format over integrated services digital network, or ISDN, lines;

    - analog leased lines; and

    - business data services over integrated digital subscriber line, or IDSL, and high-data-rate digital subscriber line, or HDSL.


    Service providers have deployed over 1.2 million AN-2000 subscriber lines. In response to a developing market need, in the second half of 2000 the AN-2000 will be enhanced to enable high-performance, always-on Internet access for residential and business subscribers using advanced asymmetric digital subscriber line, or ADSL, technology.


    The following diagram depicts a typical AN-2000 deployment.

                    [Diagram depicting our AN-2000 system.]

    The AN-2000 system consists of both central office terminals and remote terminals which are linked together to form a digital access network using copper, fiber or microwave radio. The AN-2000 connects to the access ring through either our OMUX product or a high performance robust transmission technology, known as synchronous digital hierarchy, or SDH. A central office AN-2000, or CT, connects the access ring to Internet access, local and long distance and dedicated data services. A remote AN-2000, or RT, connects to the access ring and offers voice and data services to the subscribers. A regional access network has the potential to contain hundreds of AN-2000s servicing hundreds of thousands of subscribers.


    The AN-2000 provides several important features which together form a cost-effective access platform for the delivery of voice and data services. We were among the earliest to offer a V5.2 switch interface to the China market. This capability benefits service providers by shifting network intelligence out into the access network, reducing reliance on costly and proprietary distributed central office switch architectures. In addition, we designed the AN-2000 to provide high capacity, expandability and redundancy, offering reliable operation and economical service management. For service providers whose switches are not yet V5.2 compliant, we provide a migration capability whereby the AN-2000 terminates analog and ISDN ports in the central office, effectively creating a V5.2 interface to the remote AN-2000s. We believe that the AN-2000 is currently the leading system available that can convert existing analog central office interfaces to V5.2.



    Our OMUX product, which converts data transmission between electrical and optical formats, is often bundled with our Airstar and AN-2000 systems. Together, these products can comprise a complete access system. In addition to bundled sales, the OMUX is used by cellular service providers to connect base station controllers to base stations and by other enterprises for private data networks and data collection applications.


    The primary advantage of the OMUX is its ability to offer highly competitive price and performance characteristics to service providers, particularly in low capacity implementations. The OMUX employs our SPDH technology, which provides the reliability of higher priced synchronous digital hierarchy, or SDH, networks for lower capacity access networks and enables highly reliable operations. The OMUX is available in varying capacities depending on network configuration and service provider requirements. To date, service providers have deployed the OMUX at over 5,000 locations, both as a stand-alone product and bundled with Airstar and AN-2000.

NETMAN


    Our Netman network management system, which is integrated with our network access products, provides for centralized management of our Airstar, AN-2000 and OMUX products. Netman provides the ability to manage individual network components and to report the status of the network as a whole. Netman runs on a personal computer using a Microsoft Windows-based graphical user interface software. With Netman, a service provider can add and drop subscribers independently, saving configuration and installation time. Netman can continuously monitor all access network elements, providing for real-time reporting and alarms in addition to performance management and optimization and distribution of software updates. The expandability of Netman allows a single system to serve an entire distributed network of up to several thousand remote nodes under normal network conditions. Netman can also be installed on a portable personal computer to be used as the local on-site maintenance terminal wherever remote nodes are installed.


WACOS

    Our WACOS system is an IP-based switching system which is deployed as a layered network architecture designed to support end-to-end communications and data services. The WACOS system supports communication between legacy telephone equipment and next-generation IP devices. In addition, operational support system, or OSS, software provided with WACOS enables management of WACOS equipment, billing for WACOS services and customer care for WACOS subscribers. The use of IP technology to transmit voice and data over a single network enables the use of lower cost equipment and improves bandwidth efficiency for service providers. This results in a wider variety of communications applications at lower per subscriber cost. The WACOS family includes:

    - PSTN Gateway devices which support connection to the public switched telephone network, or PSTN, through standard interfaces;

    - Wireless Gateways which support expansion of PAS networks; and

    - OSS Server Cluster which supports management, billing and customer care functions.

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
    The following diagram depicts our WACOS system.

                     [Diagram depicting our WACOS system.]

MARKETS AND CUSTOMERS

    Market opportunities within China's 31 provinces vary greatly by region, with the more densely populated coastal provinces experiencing the strongest economic development. While we provide our communications equipment to PTBs in a wide variety of provinces, to date, we have focused on marketing and selling our products to PTBs in Guangdong, Zhejiang, Fujian, Shandong and Jiangsu provinces and the municipality of Shanghai. The PRC State Statistical Bureau estimates that in 1997, these six regions represented 26.3% of China's population and 41.1% of China's gross domestic product. These regions also represent a disproportionately high percentage of China's wireline and wireless subscribers and influence adoption of technology among other regions. While each of the PTBs is part of the China Telecom system and subject to its ultimate control, equipment purchasing decisions are generally made at the individual PTB level.

    The following table is a list of our customers in China who have each purchased more than $200,000 of our products during 1999.


BEIJING MUNICIPALITY
  Beijing PTA



FUJIAN PROVINCE
  Putian PTB
  Quanzhou PTB



GUANGDONG PROVINCE
  Foshan PTB
  Guangzhou PTB
  Huizhou PTB
  Shenda Tel. Co.
  Shenzen Mobile Bureau
  Shenzhen PTB
  Yunfu PTB
  Zhaoqing PTB



GUANGXI PROVINCE
  Liuzhou PTB



HEBEI PROVINCE
  Baoding PTB


HEILONGJIANG PROVINCE
  Haerbin PTB


HUBEI PROVINCE
  Wuhan Unicom



HUNAN PROVINCE
  Chenzou PTB



JIANGSU PROVINCE
  Taizhou PTB
  Xuzhou PTB



LIAONING PROVINCE
  Shenyang Unicom



NINGXIA PROVINCE
  Pingluo PTB
  Shizhuishan PTB
  Wuzhong City PTB



SHAANXI PROVINCE
  Xian PTB



SHANDONG PROVINCE
  Dongying PTB
  Jinan PTB
  Jining PTB
  Qingdao PTB
  Qingdao Unicom
  Zhoucheng PTB



SHANGHAI MUNICIPALITY
  Songjiang PTB



SICHUAN PROVINCE
  Chongqing PTB


TIANJIN MUNICIPALITY
  Dezun Tel. & Comm.
    Material Co.

YUNNAN PROVINCE
  Kunming PTB


ZHEJIANG PROVINCE
  Changnan PTB
  Hangzhou PTB
  Ningbo PTB
  Quzhou PTB
  Ruian PTB
  Shangyu PTB
  Shaoxing PTB
  Shengzhou PTB
  Wenchen PTB
  Xiaoshan PTB
  Xiaoshan Tel. & Comm.
    Material Co.
  Xinchang PTB
  Yuhang PTB
  Zhenjiang Unicom
  Zhuji PTB



    We also sell our network access equipment to service providers in high growth communications markets outside of China. Markets outside of China accounted for less than 1.0% of our total sales in 1999.



    As of December 31, 1999, our backlog totalled $71.8 million, compared to approximately $3.0 million as of December 31, 1998. We expect to fill all of our current backlog orders during the 2000 fiscal year.


SALES, MARKETING AND CUSTOMER SUPPORT


    We pursue a direct sales and marketing strategy in China, targeting sales to individual PTBs and to manufacturers or equipment distributors with closely associated customers. We maintain sales and customer support sites in Beijing, Shanghai, Guangzhou, Shenyang, Wuhan, Xian, Hangzhou, Jinan and Chengdu. We also sell through relationships with regional government-owned telecommunications manufacturing companies, which act as agents in the sale of our products to PTBs.



    We believe our customer support services allow us to distinguish ourselves from competing equipment providers and build customer loyalty. The customer service operation in Hangzhou is co-located with the manufacturing joint venture and serves as both a technical resource and liaison to our product development organization. In China, customer service technicians are distributed in the regional sales and customer support sites to provide a local presence. We provide additional support on a 24-hour, 365-day basis from the customer support center in Hangzhou in the form of field dispatch personnel, who also provide training on installation, operation and maintenance of equipment. As of December 31, 1999, we employed 405 people in sales, marketing and customer support.


    Our sales efforts in markets outside of China combine direct sales, original equipment manufacturer, or OEM, sales and manufacturing licensing. Our OEM sales focus on the AN-2000. Our most significant customers outside of China are NEC, which will sell the AN-2000 under a private label, and Kyocera Corporation, which incorporated the AN-2000 into its wireless local loop product. Itochu Corporation and Kanematsu Corporation have also helped us sell our products outside of China.

TECHNOLOGY

    Our research and development efforts have led to the creation of key technologies that have contributed to the success of our products in the marketplace.

    V5.2 PROTOCOL AND DYNAMIC SWITCHING. The AN-2000 and Airstar intelligent call processor and 2,048 timeslot interchange allow these systems to fully exploit the power of the V5.2 interface protocol between the central office switch and access node, which requests voice channel allocation from the switch on a call-by-call basis. Since most subscriber telephones are idle most of the time, a small number of channels can be shared by many subscribers, saving money and increasing reliability. The AN-2000 and Airstar can economically split a large bundle of V5.2 voice channels from the central office switch into many smaller, more economical bundles to be transmitted to the remote access nodes that may contain fewer subscribers than the switch is optimized for. This capability increases switch utilization, reduces the number and expense of V5.2 interfaces provided by the central office switch and economically allows the deployment of many small remote access nodes. Our V5.2 interface product is extensively deployed throughout China and is interoperable with the products of major switch vendors.

    SDH OPTICAL TRANSMISSION. Service providers have widely chosen to adopt and deploy fiber optic transmission systems conforming to the synchronous digital hierarchy, or SDH, standard promulgated by the International Telecommunications Union. The SDH standard is the international equivalent of the North American SONET standard. The SDH standards for first tier capacity allow up to 1,953 information channels to be transmitted over optical fiber between nodes that can be structured in a redundant ring configuration. If the fiber in the ring is cut accidentally, the SDH system can recover its operation immediately and maintain service while the cut is repaired. The AN-2000 fully integrates the SDH fiber with self-healing ring capability into a single plug-in module in contrast to earlier generation equipment that required a separate external SDH multiplexer. This configuration saves expense and provides a simple unified management structure for the SDH and access node functions.

    AIRSTAR MOBILITY MANAGEMENT. We have developed a specially configured AN-2000 node, called the air traffic controller, or ATC, in the PAS to provide the function of wireless traffic-channel and mobility management. Airstar subscribers are assigned wireless traffic channels at the time they become active on a call and the precise channel may be different from call to call or, in the case of PAS users, may change during a call, because of variable channel availability and also movement of the subscriber. The ATC collects all of these dynamically assigned channels and re-maps them to fixed channels on the access network interface, providing wireless benefits without alteration of the access network. Service providers can mix and match wireline and wireless service delivery in a seamless manner without regard for access network compatibility or special provisioning. Airstar PAS can manage hundreds of thousands of air traffic channels by arranging a network of ATCs into a two-stage configuration with regional nodes handling local traffic and a network of central nodes handling traffic between regional nodes.

    WACOS IP-BASED SWITCHING AND SERVICE DELIVERY PLATFORM. The WACOS system is deployed as a layered network architecture designed to support end-to-end communications and data services. This type of architecture is rapidly gaining worldwide acceptance with a large number of vendors and service providers cooperating in the creation of new standards for IP-based networks. In the WACOS implementation, unlike current telephone networks, service providers and subscribers are able to quickly and easily deploy new services and features based on these emerging standard protocols.

    WACOS is a complete telecommunications system that offers technology at several levels:

    - TRADITIONAL PHONES AND IP APPLIANCES. Innovative protocols used by WACOS provide support for traditional telephone service and provide the foundation for next-generation IP-based appliances such as IP-enabled cell phones and personal digital assistants.

    - IP ACCESS NETWORK. The WACOS gateway converts between legacy telephony protocols such as SS7 and V5.2 and modern IP-based services. The gateway provides an open platform for the development of enhanced services, such as unified messaging, by us or third party developers.

    - BACKBONE NETWORK. WACOS relies on industry standard IP-based network architecture. Initially based on widely deployed IP over asynchronous transfer mode, or ATM, technology, WACOS is capable of economical upgrade to emerging packet over SONET and gigabit ethernet standards.


    - OPERATIONAL SUPPORT SYSTEM. The operational support system, or OSS, is implemented using industry-standard computing platforms based on Windows NT or Unix, depending on customer preference. The OSS allows service providers to flexibly tailor billing policies and allows subscriber self-provisioning through on-line account access. Web-based graphic user interfaces provide precise management information to support staff with minimal training requirements, reducing operational costs.


RESEARCH AND DEVELOPMENT

    We believe that continued and timely development and introduction of new and enhanced products are essential if we are to maintain our competitive position. While we use competitive analyses and technology trends as factors in our product development plans, the primary input for new products and product enhancements comes from soliciting and analyzing information about service providers' needs. Our MII, PTA and PTB relationships and full-service post-sale customer support provide our research and development organization with insight into trends and developments in the marketplace. The insights provided from these relationships allowed us to develop unique, market-driven products such as PAS and WACOS. Current projects include the development of:

    - high speed IP-based switching technologies;

    - locator functions for Airstar PAS;

    - broadband ADSL delivery for AN-2000 and the WACOS network;

    - increased wireless data rates for Airstar PAS;

    - significantly enhanced network management capabilities; and

    - an OMUX product using the SDH architecture.

    We maintain a strong relationship between our U.S. and China research centers. Projects are typically designed and developed in the United States by one team and tested in China by another, allowing us to conduct research and development activities 24 hours a day. We rotate engineers between the U.S. and China research centers to further integrate our research and development operations. We have been able to cost-effectively hire highly skilled technical employees from a large pool of qualified candidates in China. Our research and development efforts are conducted at the following facilities:


    - The New Jersey Technical Center, with 98 engineers as of December 31, 1999, provides technical leadership on PAS and AN-2000 developments, including hardware and software development, system engineering and system architecture, as well as project management and engineering methodology.



    - The Hangzhou Technical Center, with 64 engineers as of December 31, 1999, takes leadership on most transmission system developments, and also participates in AN-2000 and PAS projects, performing software, hardware and mechanical design. It also provides manufacturing engineering support, high-level field support and takes the lead in operations systems development for the China market.



    - The Alameda Technical Center, with 34 engineers as of December 31, 1999, focuses primarily on IP gateways and distributed switching for wireless communications.



    - The Hefei Technical Center, with 25 engineers as of December 31, 1999, focuses on the development of wireless technology. The Hefei facility is located at the University of Science and Technology of China.



    In the past we have made, and expect to continue to make, significant investments in research and development. Our research and development expenditures totaled $8.9 million in 1997, $14.7 million in 1998 and $17.4 million in 1999.


MANUFACTURING, ASSEMBLY AND TESTING

    We manufacture or engage in the final assembly and testing of our Airstar systems, AN-2000 and OMUX products at the facilities of our two manufacturing joint ventures in China. In Zhejiang province, we have a joint venture with Zhejiang Telecommunication Equipment Factory. In Guangdong province, we have a joint venture with Guangdong Nanfang Communications Group Corporation. These manufacturing operations consist of circuit board assembly, final system assembly, software installation and testing. We assemble circuit boards primarily using surface mount technology. Assembled boards are individually tested prior to final assembly and tested again at the system level prior to system shipment. We use internally developed functional and parametric tests for quality management and process control and have developed an internal system to track quality statistics at a serial number level.

    Both the Guangdong and the Zhejiang manufacturing facilities are ISO 9002 certified. ISO 9002 certification requires that the certified entity establish, maintain and follow an auditable quality process including documentation, requirements, development, training, testing and continuous improvement and which is periodically audited by an independent outside auditor.


    We have contracted with Matsushita Electric Industrial Co., Ltd., which distributes products under the Panasonic brand, to manufacture the Airstar wireless infrastructure components and handsets for distribution under the UTStarcom label. Other suppliers include Kyocera Corporation, which provides handsets under the UTStarcom label, and Sharp Corporation, which provides handsets and repeaters under the UTStarcom label. Our AN-2000 product line integrates some third party products for subscriber premises equipment and testing. In order to gain more control over the quality of the products, further reduce the cost and ease restrictions on China's import license quotas, we have started and will continue local assembly of the wireless infrastructure components and handsets in China. We anticipate that we will enter into arrangements with third parties to manufacture handsets in China. We also intend to develop the capacity to manufacture our own handsets.

STRATEGIC RELATIONSHIPS


    We benefit from strategic relationships with other major companies that act as our suppliers, investors and customers. SOFTBANK CORP. is a major investor in our company and holds two seats on our Board of Directors. Prior to this offering, we intend to invest in an investment fund established by SOFTBANK focused on investments in Internet companies in China. Intel Pacific, Inc., a wholly owned subsidiary of Intel Corporation, is another one of our investors. Matsushita Communication Industrial Co., Ltd. is a major supplier of radio and terminal equipment for the Airstar system, and is also an investor and has funded custom developments related to the WACOS system. Mitsubishi Electric Corporation has also invested in our company. Affiliates of the Guangdong and Zhejiang PTAs are our manufacturing joint venture partners in China. NEC Corporation is marketing our AN-2000 system under a private label worldwide.


COMPETITION

    We face intense competition in our target markets and expect competition to increase. Our principal competitors in our various product lines include:

    - AIRSTAR SYSTEM: Alcatel Alsthom CGE, S.A.; Ericsson LM Telephone Co.; Huawei Technology Co., Ltd.; Lucent Technologies, Inc.; Motorola, Inc.; NEC Corporation; Siemens AG; and Zhongxing Telecommunications Equipment.

    - AN-2000 AND OMUX: Advanced Fibre Communications, Inc.; Alcatel; Bosch Telecom GmbH; ECI Telecom Ltd.; Ericsson; Fujitsu Limited; Huawei; Lucent; NEC; Nokia Corporation; Shanghai Bell Alcatel Mobile Communication; Siemens; and Zhongxing.

    - WACOS SYSTEM: Alcatel; Cisco Systems, Inc.; Clarent Corporation; Ericsson; Huawei; Lucent; Motorola; Nokia; Nortel Networks Corporation; Nuera Communications, Inc.; Siemens; Tachion Networks, Inc.; and Vienna Systems Corp.

    We are increasingly facing competition from domestic companies in China. We believe that our strongest competition in the future may come from these companies, many of which operate under lower cost structures and more favorable governmental policies and have much larger sales forces than we do. Furthermore, other companies not presently offering competing products may also enter our target markets. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products. These competitors may also be able to offer significant financing arrangements to service providers, in some cases facilitated by government policies, which is a competitive advantage in selling systems to service providers with limited financial and currency resources. Increased competition is likely to result in price reductions, reduced gross profit as a percentage of net sales and loss of market share, any one of which could materially harm our business, financial condition and results of operations.

    Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties, including PTAs, PTBs and other local organizations, to increase the ability of their products to address the needs of prospective customers in our target markets. Accordingly, alliances among competitors or between competitors and third parties may emerge and rapidly acquire significant market share. To remain competitive, we believe that we must continue to partner with PTAs and other local organizations, maintain a high level of investment in research and development and in sales and marketing, and manufacture and deliver products to service providers on a timely basis and without significant defects. If we fail to meet any of these objectives, our business, financial condition and results of operations could be harmed.

    The introduction of inexpensive wireless telephone service or other competitive services in China may also have an adverse impact on sales of our Airstar system in China. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures in the future will not materially adversely effect our business, financial condition and results of operations.

    We believe that the principal competitive factors affecting the market for our network access products include:

    - total initial cost of solution;

    - short delivery and installation intervals;

    - design and installation support;

    - ease of integration with the backbone network;

    - flexibility in supporting multiple interfaces and services

    - life-cycle cost determined by reliability; and

    - manageability of the solution and scalability.

    We believe we have in the past generally competed favorably with offerings of our competitors on the basis of these factors. However, we may not be able to compete effectively against current and future competitors based on these or any other competitive factors in the future, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY


    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. We presently hold one U.S. patent for existing products. The term of the patent will expire as late as the year 2016, depending on whether we maintain the patent for the whole term. We have submitted ten U.S. patent applications and four foreign patent applications. We cannot assure you that any of our patent applications will be granted or that any patents issued will cover the scope of the claims sought in the applications. Our U.S. patents do not afford any intellectual property protection in China or other international jurisdictions. Moreover, we have applied for but have not yet obtained patents in China. We can give no assurance that we will be able to obtain patents in China on our products or the technology that we use to manufacture our products. Our joint ventures in China rely upon our trademarks, technology and know-how to manufacture and sell our products. Under the terms of our joint venture agreements, any modifications or enhancements to or derivatives of our intellectual property developed by the joint ventures will be owned by the joint ventures. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the legal systems of some foreign countries, including China, do not protect our proprietary rights to the same extent as does the legal system of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.


    The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

    We have an agreement with a third party that also uses the Airstar trademark for one of its products. Under the terms of this agreement, we have rights to the Airstar trademark in China and the third party has trademark rights outside of China.

EMPLOYEES


    As of December 31, 1999, we employed a total of 960 full-time employees. We also from time to time employ part-time employees and hire contractors. Of the total number of full-time employees, 296 are in research and development, 137 in manufacturing, 405 in marketing, sales and support, and 122 in administration. We have 799 employees located in China, including 214 employees at the Zhejiang manufacturing joint venture. The remaining 161 employees are located in the United States. In addition to our total full-time employees, the Guangdong manufacturing joint venture has 119 employees. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.


FACILITIES


    Our corporate headquarters are located in a 25,756 square foot leased facility in Alameda, California. We use this facility for sales, marketing, administration, purchasing and research and development. Our lease expires in January 2003. Our main research and development facility is located in a 27,238 square foot facility in Iselin, New Jersey, under a lease which expires in July 2002. We also have research and development facilities in Hefei and Hangzhou. We lease two facilities in China for manufacturing and multiple offices for sales, marketing, support and administration in China. Our Zhejiang manufacturing facility is a 83,926 square foot facility with a lease that expires in March 2002. Our Guangdong manufacturing facility is a 44,250 square foot facility with a lease that expires on December 31, 2000. We believe our current facilities are well maintained, are in good operating condition and will be adequate to meet our anticipated level of operations over the next twelve months.


LEGAL PROCEEDINGS

    We may become involved in legal proceedings from time to time in the ordinary course of business. As of the date of this prospectus, we are not involved in any pending material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    Our executive officers and directors, and their ages as of December 31, 1999, are as follows:



NAME                                          AGE      POSITION(S)
----                                        --------   -----------
Masayoshi Son.............................     42      Chairman of the Board of Directors
Hong Liang Lu.............................     45      President, Chief Executive Officer and
                                                       Director
Ying Wu...................................     40      Vice Chairman of the Board of Directors,
                                                       Executive Vice President and Chief
                                                       Executive Officer, China Operations
Michael Sophie............................     42      Vice President of Finance, Chief Financial
                                                       Officer and Assistant Secretary
Bill Huang................................     37      Vice President, Chief Technology Officer
Shao-Ning J. Chou.........................     37      Executive Vice President and Chief
                                                       Operating Officer, China Operations
Paul Berkowitz............................     47      Vice President, International Sales
Gerald Soloway............................     51      Vice President, Engineering
Yoshitaka Kitao...........................     48      Director
Charles Xue...............................     46      Vice Chairman of the Board of Directors
                                                       and Secretary
Thomas J. Toy.............................     44      Director
Chauncey Shey.............................     42      Director


    MASAYOSHI SON has been our Chairman of the Board since October 1995. For more than 15 years, Mr. Son has been President and Chief Executive Officer of SOFTBANK CORP., a leading global provider of Internet content, technology and services. Mr. Son is currently a director of Cisco Systems, Inc., E*Trade Group, Inc. and Ziff-Davis, Inc. Mr. Son holds a B.A. in Economics from the University of California at Berkeley.

    HONG LIANG LU has been our President and Chief Executive Officer and a director since June 1991. Mr. Lu co-founded UTStarcom under its prior name, Unitech Telecom, Inc., in June 1991 which subsequently acquired StarCom Network Systems, Inc. in September 1995. From 1986 through December 1990, Mr. Lu was President and Chief Executive Officer of Kyocera Unison, a majority-owned subsidiary of Kyocera International, Inc. From 1983 until its merger with Kyocera in 1986, he was President and Chief Executive Officer of Unison
World, Inc., a software development company. From 1979 to 1983 he was Vice President and Chief Operating Officer of Unison World, Inc. Mr. Lu holds a B.S. in Civil Engineering from the University of California at Berkeley.


    YING WU has been our Executive Vice President and Vice Chairman of the Board of Directors since October 1995. Mr. Wu has also been the President and Chief Executive Officer of one of our subsidiaries, UTStarcom China, since October 1995. From February 1991 to September 1995, Mr. Wu was a co-founder and Senior Vice President of StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. From 1988 to 1991, Mr. Wu was a member of the technical staff of Bellcore Laboratories. From 1987 through 1988, Mr. Wu was a consultant at AT&T Bell Labs. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.


    MICHAEL SOPHIE has been our Vice President of Finance and Chief Financial Officer since August 1999. Prior to joining our company, Mr. Sophie held executive positions at P-Com, Inc. from August 1993 to August 1999 as Vice President Finance, Chief Financial Officer and Group President. From 1989 through 1993, Mr. Sophie was Vice President of Finance at Loral Fairchild Corporation. He holds a B.S. degree from California State University, Chico and an M.B.A. from the University of Santa Clara.

    BILL HUANG has been our Chief Technology Officer since September 1999. From December 1996 to September 1999, he was our Vice President of Strategic Product Planning. From June 1995 to December 1996, Mr. Huang served as our Vice President, China Operations. From 1994 to June 1995, Mr. Huang was our Director, Engineering. From 1992 to 1994, he was a Member of the Technical Staff and Project Leader at AT&T Systems. Mr. Huang serves on the board of Shenzhen Gin De (Group) Ltd., a real estate investment company in China. Mr. Huang holds a B.S. in Electrical Engineering from Huazhong University of Science & Technology, and an M.S. in Electrical Engineering and Computer Sciences from the University of Illinois.


    SHAO-NING J. CHOU has been our Executive Vice President and Chief Operating Officer of China Operations since January 1999. From March 1997 to December 1998, he was Vice President of China Operations and from July 1996 to March 1997, he served as Vice President of Engineering. From March 1995 to June 1996, he was Director of Engineering for wireless systems and software with Lucent Technologies Microelectronics IC group. From April 1993 to March 1995, he was a Technical Manager for the Global Wireless product group with AT&T consumer products where he led multiple development teams for handset and wireless personal base station products. From July 1985 to April 1993, Mr. Chou was team leader and a member of the technical staff for advanced digital communication research in AT&T Bell Laboratories where he led and engaged in data communication equipment and multimedia product development. Mr. Chou holds a B.S. in Electrical Engineering from City College of New York, an M.S. in Engineering from Princeton University and an M.B.A. from the State University of New Jersey, Rutgers.



    PAUL BERKOWITZ has been our Vice President of International Sales since November 1998. From July 1996 to November 1998, he was our Vice President of Product Management & Planning, and from December 1995 to June 1996, he served as our Vice President of Engineering. From 1994 to 1995, Mr. Berkowitz was Director of Application Software of AT&T Network Systems where he managed, among other things, an international team in marketing, architecture, and development of software involving a portfolio of advanced GUI and client-server products for telecommunications services. Between 1992 and 1994, he led the planning and development effort for a 1 Gigabit/sec Asynchronous Transfer Mode switch support Wide Area Network services including TDM and Frame Relay in the AT&T Paradyne Unit. Mr. Berkowitz has been granted four patents and holds a B.S. and an M.S. in Electrical Engineering from Columbia University.


    GERALD SOLOWAY has been our Vice President of Engineering since January 1999. From April 1998 to January 1999, he served as our Director of Strategic Marketing. Prior to this, Dr. Soloway worked for Lucent Technologies, formerly Bell Labs, for 29 years. At Lucent, Dr. Soloway held executive positions in Consumer Products, Business Terminal Development, PBX Systems Engineering, Key System Development and Access Systems Development. He holds a Ph.D. from Polytechnic Institute of New York, an M.S. from New York University, and a B.S. from Cooper Union, all in Electrical Engineering. Dr. Soloway also holds seven patents in communications and computer graphics technology.


    YOSHITAKA KITAO has been a director since April 1998. Mr. Kitao has served as Executive Vice President and Chief Financial Officer of SOFTBANK CORP. since July 1995 and President and Chief Executive Officer of SOFTBANK Contents Partners Corp. since May 1997. From June 1992 to May 1995, Mr. Kitao was the general manager of the Corporate Finance and Service department of Nomura Securities Co., Ltd. Mr. Kitao is a director of INSWEB Corporation and Ziff-Davis, Inc. Mr. Kitao holds a B.A. in Economics from Keio University and a B.A. in Economics from Cambridge University.



    CHARLES XUE has been our Vice Chairman of the Board of Directors since 1995. Prior to our acquisition of StarCom Network Systems, Inc., from 1991 to 1995, Mr. Xue served as our Chairman of the Board. Mr. Xue has served as Chairman of the Board and Chief Executive Officer of C&A Investment, Inc., a real estate investment company, since 1989 and Chairman of the Board and Chief Executive Officer of United Medical Industrial Group Inc. from 1995 to 1998. Since 1999, Mr. Xue has served as the chairman of Mt. Everest Holdings, Ltd. Mr. Xue is a director of Asia Pacific Wire & Cable Corporation Limited.



    THOMAS J. TOY has been a director since July 1995. Mr. Toy has served as managing director of PacRim Venture Partners since March 1999, a professional venture capital firm specializing in investments in the information technology sector. Prior to that he was a partner at Technology Funding, a professional venture capital firm, from January 1987 to March 1999. While at Technology Funding, Mr. Toy was Managing Director of Corporate Finance and headed the firm's investment committee. Mr. Toy is also a director of White Electronic Designs Inc. Mr. Toy holds B.A. and M.M. degrees from Northwestern University.



    CHAUNCEY SHEY has been a director since October 1995. Mr. Shey has served as President of SOFTBANK China Holdings since December 1999 and as President of DVtown.com, Inc. since July 1999. From October 1995 to July 1999, Mr. Shey was our Executive Vice President in charge of Research and Development. From
March to October 1995, he was Executive Vice President of StarCom Network Systems, Inc., where he worked in research and development as well as in operation and strategy planning. From March 1991 to March 1995, he was Executive Vice President of StarCom Products, Inc., a consulting business that developed software products and provided expertise in the fields of computers and telecommunications. In that position he was responsible for operations, financial management and marketing. From December 1990 to December 1991, Mr. Shey was a consultant at Bell Labs. He holds a B.S. in Electrical Engineering from Shanghai Jiao Tong University and an M.S. in Computer Science from the State University of New York at New Paltz.


CLASSIFIED BOARD OF DIRECTORS

    Our Board of Directors will be divided into three classes of directors who will serve in staggered three-year terms upon the closing of this offering. As a result, approximately one-third of the Board of Directors will be elected each year. Provisions in our bylaws and certificate of incorporation allow the Board of Directors to fill vacancies on or increase the size of the Board of Directors. These provisions, along with having a classified board of directors, may make it difficult for our stockholders to remove incumbent directors and fill vacancies with their own nominees to gain control of the Board.

    Our Board of Directors has designated that Messrs. Toy and Xue will serve as Class I Directors, whose terms expire at the 2000 annual meeting of stockholders. Messrs. Kitao and Shey will serve as Class II Directors whose terms will expire at the 2001 annual meeting of stockholders. Messrs. Lu, Son and Wu will serve as Class III Directors whose terms will expire at the 2002 annual meeting of stockholders.

BOARD COMMITTEES

    Our Board of Directors has established three standing committees: the Executive Committee, the Audit Committee and the Compensation Committee. The Executive Committee approves and authorizes material agreements and obligations up to $3.0 million in value. The Executive Committee consists of Messrs. Lu, Kitao and Toy.

    Among other functions, the Audit Committee makes recommendations to the Board of Directors regarding the appointment of independent auditors for the annual audit of our financial statements, reviews the results and scope of the audit and other services provided by our independent auditors, reviews our financial statements, and reviews and evaluates our internal audit and control functions. The Audit Committee consists of Messrs. Kitao, Toy and Xue.

    The Compensation Committee reviews and approves the compensation and benefits of our executive officers, grants stock options under our stock option plans and makes recommendations to the Board of Directors regarding these matters. The Compensation Committee consists of Messrs. Toy and Xue.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between the Board or the Compensation Committee and the board of directors or compensation committee of any other company and no interlocking relationship has existed in the past.

DIRECTOR COMPENSATION

    Directors do not receive any cash fees for their service on the Board or any Committee of the Board. They are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at Board or Committee meetings. To the extent that a director is an employee, the director can participate in our 1997 stock plan and, upon stockholder approval, in our 2000 employee stock purchase plan.

EXECUTIVE COMPENSATION


    The following table sets forth information regarding compensation received during the fiscal years ended December 31, 1998 and December 31, 1999 by our Chief Executive Officer and each of our other four most highly compensated executive officers.


                           SUMMARY COMPENSATION TABLE


                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                   ------------
                                                     ANNUAL COMPENSATION            NUMBER OF
                                              ----------------------------------    SECURITIES
                                                                    OTHER ANNUAL    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR      SALARY     BONUS     COMPENSATION     OPTIONS      COMPENSATION(1)
---------------------------        --------   --------   --------   ------------   ------------   ---------------
Hong Liang Lu....................    1998     $223,176   $    --       $   --              --          $5,475
  President and Chief Executive      1999      205,500        --           --         400,000           5,550
  Officer
Ying Wu..........................    1998      199,833        --           --              --           7,043
  Executive Vice President and       1999      157,250        --        5,000          80,000           8,127
  Chief Executive Officer, China
  Operations
Shao-Ning J. Chou................    1998      158,333        --           --              --           7,194
  Executive Vice President and       1999      155,000    60,000           --         120,000           8,127
  Chief Operating Officer, China
  Operations
Gerald Soloway...................    1999      136,913     4,691           --         164,000           2,629
  Vice President, Engineering
Bill Huang.......................    1999      158,587    27,375           --              --           5,511
  Vice President, Chief
  Technology Officer


----------


(1) Consists of health insurance premiums paid by us on behalf of the officers.

STOCK OPTION GRANTS IN LAST FISCAL YEAR


    The following table sets forth information for the fiscal year ended December 31, 1999 with respect to each grant of stock options to each of the executive officers named in the Summary Compensation Table above.



                                        % OF TOTAL                               POTENTIAL REALIZABLE VALUE AT
                                         OPTIONS                                  ASSUMED RATES OF STOCK PRICE
                                        GRANTED TO    EXERCISE                  APPRECIATION FOR OPTION TERM (1)
                            OPTIONS    EMPLOYEES IN   PRICE PER   EXPIRATION   ----------------------------------
NAME                        GRANTED      1999(2)        SHARE        DATE           5%                  10%
----                        --------   ------------   ---------   ----------   -------------       --------------
Hong Liang Lu.............  400,000         6.6%        $4.50      09/01/09      $6,670,252          $11,687,461
Ying Wu...................   80,000         1.3          4.50      04/26/09       1,334,050            2,337,492
Shao-Ning J. Chou.........  120,000         2.0          4.50      02/20/09       2,001,076            3,506,238
Gerald Soloway............  114,000         1.9          4.50      02/20/09       1,901,022            3,330,926
                             30,000         0.5          4.50      07/08/09         500,269              876,560
                             20,000         0.3          9.38      12/27/09         235,913              486,773
Bill Huang................       --          --            --            --              --                   --


------------------------


(1) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $13.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and
    (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.



(2) Based on an aggregate of 6,055,310 shares subject to options granted to our employees in 1999.


OPTION EXERCISES AND HOLDINGS


    The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options and provides summary information concerning the shares of our common stock subject to outstanding stock options held as of December 31, 1999 by each of the executive officers named in the Summary Compensation Table above.



                                                             NUMBER OF SECURITIES
                                                                  UNDERLYING                      VALUE OF UNEXERCISED
                               NUMBER OF                    UNEXERCISED OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                SHARES                         DECEMBER 31, 1999                  DECEMBER 31, 1999(2)
                              ACQUIRED ON      VALUE      ---------------------------   -----------------------------------------
NAME                           EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE          UNEXERCISABLE
----                          -----------   -----------   -----------   -------------   -----------   ---------------------------
Hong Liang Lu...............         --     $       --      200,000        400,000      $ 2,247,320   $                 3,400,000
Ying Wu.....................         --             --      926,480         80,000       11,253,211                       680,000
Shao-Ning J. Chou...........         --             --      337,034        166,666        3,946,542                     1,572,493
Gerald Soloway..............         --             --       20,000        192,000          184,999                     1,548,400
Bill Huang..................    217,016      2,637,829      438,996         17,992        5,306,384                       232,772


----------


(1) Based on an assumed initial public offering price of $13.00 per share, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.



(2) The value of unexercised in-the-money options is calculated based on the difference between an assumed initial public offering price of $13.00 per share and the exercise price for the shares, multiplied by the number of shares underlying the option.

EMPLOYEE BENEFIT PLANS


    1992 OMNIBUS EQUITY INCENTIVE PLAN. On April 12, 1992, the Board of Directors adopted our 1992 Omnibus Equity Incentive Plan, which our stockholders ratified on December 9, 1994. Under the 1992 plan, directors, employees and consultants were eligible to acquire shares of common stock pursuant to options, stock purchase rights and stock appreciation rights. At the time of adoption, 2,400,000 shares of common stock were reserved for issuance under the 1992 plan. As of December 31, 1999, there were 1,620,328 shares authorized for issuances under the 1992 plan, and options to purchase 41,728 shares of common stock were outstanding. On July 31, 1995, the Board of Directors elected not to grant any further options under the 1992 plan.



    THE 1995 STOCK PLAN. On July 31, 1995, the Board of Directors adopted, and in October 1995, our stockholders approved, our 1995 Stock Plan. Under the 1995 plan, officers, employees and consultants were eligible to acquire shares of common stock pursuant to options or stock purchase rights. At the time of adoption, 3,705,232 shares of common stock were reserved for issuance under the 1995 plan. In 1995 and 1996, our Board and stockholders added an additional 5,400,000 shares to the 1995 plan, raising the total number of authorized shares reserved under the 1995 plan to 9,105,232. As of December 31, 1999, there were 6,711,744 shares authorized for issuance under the 1995 plan and options to purchase 6,125,644 shares of common stock were outstanding under the 1995 plan. On January 31, 1997, the Board of Directors elected not to grant any further options under the 1995 plan. Upon the adoption of the 1997 plan, all remaining unissued shares under the 1995 plan not already subject to options or other awards ceased to be reserved for issuance under the 1995 plan.



    THE 1997 STOCK PLAN. On January 31, 1997, the Board of Directors adopted, and our stockholders approved, our 1997 Stock Plan. Under the 1997 plan, officers, employees and consultants are eligible to receive options to purchase shares of common stock and stock purchase rights. In December 1999, the Board of Directors amended the 1997 plan, which we expect the stockholders to approve shortly before the closing of this offering. We are currently authorized to issue up to 8,499,018 shares subject to options. Upon the closing of this offering, we will be authorized to issue up to 10,524,574 shares subject to options. During the term of the 1997 plan, the number of shares issuable under the plan will be increased annually on the first day of each fiscal year beginning in 2001 by an amount equal to the lesser of 6,000,000 shares or 4% of the outstanding shares of our common stock on that date, or a lesser amount determined by the Board. The plan terminates in January 2007, but may be terminated earlier by the Board of Directors. As of December 31, 1999, there were options to purchase 8,238,342 shares of common stock outstanding under the 1997 plan. The Compensation Committee administers the 1997 plan.


    Options granted under the 1997 plan may be incentive stock options, or ISOs, which are intended to qualify for favorable federal income tax treatment under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options, or NSOs, which do not so qualify. The Compensation Committee selects the eligible persons to whom options will be granted and determines the grant date, amounts, exercise prices, vesting periods and other relevant terms of the options, including whether the options will be ISOs or NSOs. The exercise price of ISOs granted under the 1997 plan may not be less than 100% of the fair market value of our common stock on the grant date, while the exercise price of NSOs can be determined by the Compensation Committee in its discretion. Options are generally not transferable during the life of the optionee.

    Options vest and become exercisable as determined by the Compensation Committee. Options may generally be exercised at any time after they vest and before their expiration date as determined by the Compensation Committee. However, no option may be exercised more than 10 years after the grant date. Options will generally terminate (i) 12 months after the death or permanent disability of an optionee and (ii) 90 days after termination of employment for any other reason. The aggregate fair market value of the shares of common stock represented by ISOs that become exercisable in any calendar year may not exceed $100,000. Options in excess of this limit are treated as NSOs.

    In the event we are merged with or into another corporation, or all or substantially all of our assets are sold, each outstanding option will be assumed or an equivalent option or right will be substituted by the successor corporation or its parent or subsidiary. If the successor corporation refuses to assume or substitute for the option or right, the options or rights will automatically vest and become exercisable in full for a period of at least fifteen days, after which time the option will terminate.

    Under the 1997 plan, we may grant stock purchase rights to eligible participants. Any shares purchased pursuant to stock purchase rights will be subject to a restricted stock purchase agreement. Unless the Compensation Committee determines otherwise, this agreement will grant us a right to repurchase the stock upon the voluntary or involuntary termination of the employee for any reason, including death or disability. The purchase price for repurchased shares will be the original price paid and may be paid by cancellation of any indebtedness owed to us. The shares of stock subject to the right of repurchase lapse over time.


    As of December 31, 1999, an aggregate of 16,831,090 shares of common stock were authorized for issuance under our stock plans, 14,405,714 of which were subject to outstanding options and 172,243 of which were available for grant.


    2000 EMPLOYEE STOCK PURCHASE PLAN. In December 1999, the Board of Directors adopted the 2000 Employee Stock Purchase Plan. Subject to meeting federal and state securities law requirements and obtaining stockholder approval, the stock purchase plan will become effective upon the consummation of this offering, or as soon as practicable thereafter.

    The purpose of the stock purchase plan is to provide a competitive equity compensation program and to provide our employees with an opportunity and incentive to acquire an ownership interest in our company, which more closely aligns the interests of our employees and stockholders. We have reserved 2,000,000 shares of common stock for sale under the stock purchase plan. The number of shares reserved for sale under the plan will be increased annually on the first day of each fiscal year beginning in 2001 by an amount equal to the lesser of 4,000,000 shares or 2% of the outstanding shares of our common stock on that date, or a lesser amount determined by the Board of Directors. The stock purchase plan will be administered by the Board or a committee appointed by the Board.


    The stock purchase plan is implemented by offering periods, the duration of which may not exceed 24 months. Offering periods may contain interim purchase periods. Shares purchased under the stock purchase plan will be held in separate accounts for each participant. The first offering period shall begin on the effective date of this offering and shall end on the last trading day on or before April 30, 2002.


    Employees will be eligible to participate in the stock purchase plan if they are employed by us for more than 20 hours per week and more than five months in a calendar year. The stock purchase plan permits eligible employees to purchase our common stock through payroll deductions, which may not exceed 15% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our stock on either the date of purchase or the first day of the offering period, whichever is lower. However, the Board of Directors may in its discretion provide that the price at which shares of common stock are purchased under the plan shall be 85% of the fair market value of our shares on the date of purchase. Participants may not purchase shares of common stock having a value greater than $25,000 during any calendar year.

    Participants may increase or decrease their payroll deductions at any time during an offering period, subject to limits imposed by the Board of Directors. If a participant withdraws from the stock purchase plan, any contributions that have not been used to purchase shares shall be refunded. A participant who has withdrawn may not participate in the stock purchase plan again until the next offering period. In the event of retirement or cessation of employment for any reason, any contributions that have not yet been used to purchase shares will be refunded to the participant, or to the participant's designated beneficiary in the case of death, and a certificate will be issued for the full shares in the participant's account.

    The Board of Directors may terminate or amend the stock purchase plan, subject to stockholder approval in some circumstances. Unless terminated earlier by the Board, the stock purchase plan will have a term of 10 years.

EMPLOYMENT AGREEMENTS

    Mr. Lu is a party to an employment and non-competition agreement dated October 6, 1995. Under this agreement, Mr. Lu is to be paid $150,000 annually, which amount may be increased by the Board of Directors, and is entitled to a bonus each year as determined by the Board. Although Mr. Lu's employment is "at will," we must give him 60 days notice of termination for any reason other than voluntary termination, termination as a result of death of disability or termination for cause.


    Mr. Wu is a party to an employment and non-competition agreement dated October 6, 1995. Under this agreement, Mr. Wu is to be paid $150,000 annually, which amount may be increased by the Board of Directors, and is entitled to a bonus each year as determined by the Board. Although Mr. Wu's employment is "at will," we must give him 60 days notice of termination for any reason other than voluntary termination, termination as a result of death of disability or termination for cause.



    Mr. Huang is a party to an employment and non-competition agreement dated October 6, 1995. Under this agreement, Mr. Huang is to be paid $90,000 annually, which amount may be increased by the Board of Directors, and is entitled to a bonus each year as determined by the Board. Although Mr. Huang's employment is "at will," we must give him 60 days notice of termination for any reason other than voluntary termination, termination as a result of death of disability or termination for cause.


INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    We have adopted provisions in our certificate of incorporation that limit the personal liability of our directors for monetary damages arising from their breach of fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recession.

    Our certificate of incorporation also authorizes us to indemnify our officers, directors, employees and agents who are made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws which will become effective upon the completion of this offering provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

    - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law;

    - we may indemnify our other employees and agents to the extent that we indemnify our officers and directors; and

    - the rights to indemnification provided in the bylaws are not exclusive.

    We have entered into indemnification agreements with each of our current directors and some of our executive officers. In addition, we intend to enter into indemnification agreements with each of our other executive officers. These agreements provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws.

    We currently have a directors' and officers' insurance policy. At present, there is no pending litigation or proceeding involving any director, officer or employee of ours in which indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

COMMON STOCK AND PREFERRED STOCK ISSUANCES


    Since January 1, 1997, we have issued and sold in private placement transactions shares of our common stock, preferred stock and warrants for the purchase of our common stock to our executive officers, directors and/or greater than 5% stockholders as described below.



    From December 1996 to February 1997, we issued and sold 12,209,302 shares of Series C preferred stock at $3.44 per share and 1,379,754 shares of Series C preferred stock at $4.13 per share. The investors in the Series C financing included SOFTBANK Ventures, Inc., a wholly owned subsidiary of SOFTBANK CORP., which purchased 2,034,884 shares of Series C preferred stock for $7,000,000 in cash and SOFTBANK Holdings Inc., a wholly owned subsidiary of SOFTBANK CORP., which purchased 10,225,272 shares of Series C preferred stock for $12,718.02 in cash and $34,987,281.98 payable in accordance with a promissory note. The promissory note has been paid in full. SOFTBANK Holdings Inc. has subsequently transferred its shares of Series C preferred stock to SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings Inc. Masayoshi Son, our Chairman of the Board, is President and Chief Executive Officer of SOFTBANK CORP. and Yoshitaka Kitao, one of our directors, is Executive Vice President and Chief Financial Officer of SOFTBANK CORP. SOFTBANK Holdings Inc. has subsequently transferred its shares of Series B preferred stock to SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings Inc.


    In October 1997, the Company issued and sold 8,032,128 shares of Series D preferred stock at $6.225 per share to SOFTBANK Holdings, which purchased 5,918,410 shares of Series D preferred stock and SOFTBANK Contents Fund, a Japanese partnership of which SOFTBANK Partners is a managing partner, which purchased 2,113,718 shares of Series D preferred stock. SOFTBANK Holdings Inc. and SOFTBANK Contents Fund have subsequently transferred their shares of Series D preferred stock to SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings Inc.

    From October 1997 to March 1998, we issued an aggregate of 30,269,318 shares of Series E preferred stock in a one-for-one exchange for shares of our common stock pursuant to an Exchange Agreement and a Regulation S Exchange Agreement. All of our stockholders were eligible to participate in the exchange on a pro rata basis. Stockholders who received shares of Series E Preferred stock as part of the exchange include: Hong Lu, our President, Chief Executive Officer and one of our directors, who received 3,121,182 shares; Ying Wu, our Vice Chairman of the Board of Directors, Executive Vice President and Chief Executive Officer, China Operations, who received 2,971,776 shares; Yalang Wang Wu, the wife of Mr. Wu, who received 160,000 shares; Chauncey Shey, one of our directors, who received 2,575,776 shares; Charles Xue, our Vice Chairman of the Board of Directors and Secretary, who received 2,105,554 shares; Bill Huang, our Vice President and Chief Technology Officer, who received 256,000 shares; Paul Berkowitz, our Vice President of International Sales, who received 187,536 shares; William Wittmeyer, then one of our directors, who received 21,328 shares; UT Finance LTD, which received 363,640 shares; and Technology Funding Ventures IV and V, for which Thomas J. Toy, one of our directors, was a partner, received an aggregate of 581,824 shares.

    Following the Series E share exchange, several of our stockholders sold an aggregate of 5,459,944 shares of Series E preferred stock at $5.445 per share to SOFTBANK Holdings, Inc. and SOFTBANK Contents Fund. Stockholders who sold shares to SOFTBANK Holdings include: Hong Lu, our President, Chief Executive Officer and one of our directors, who sold 200,000 shares; Ying Wu, our Vice Chairman of the Board of Directors, Executive Vice President and Chief Executive Officer, China Operations, who sold 400,000 shares; Chauncey Shey, one of our directors, who sold 400,000 shares; Charles Xue, our Vice Chairman of the Board of Directors and Secretary, who sold 300,000 shares; Bill Huang, our Vice President and Chief Technology Officer, who sold 20,000 shares; William Wittmeyer, then one of our directors, who sold 21,328 shares; and Technology Funding Ventures IV and V, which sold an aggregate of 581,824 shares. SOFTBANK Holdings and SOFTBANK Contents Fund later transferred the 5,459,944 shares to SOFTBANK America Inc.


    In August 1999, we distributed all of the shares of DirecTouch Communications Limited, a wholly owned subsidiary, to our stockholders on a pro rata basis. Stockholders who received this distribution of DirecTouch shares included: SOFTBANK America Inc., which received 30,177,968 shares; SOFTBANK Ventures Inc., which received 2,034,884 shares; Hong Lu, who received 3,086,872 shares; Ying Wu, who received 2,745,696 shares; Yalan Wang Wu, Ying Wu's wife, who received 160,000 shares; Ashley Wu, Mr. Wu's daughter, who received 21,040 shares; Richard Wu, Mr. Wu's son, who received 21,040 shares; Wu Partners, a California limited partnership, which received 2,200,000 shares; Chauncey Shey, who received 2,175,776 shares; Qiwei Qiu, Trustee of the Rebecca Shey Trust--1997 UTA dated December 20, 1997, who received 12,000 shares; Shey Partners, a California limited partnership, which received 2,740,000 shares; Bill Huang, who received 433,016 shares; Alexander Huang, Mr. Huang's son, who received 2,000 shares; Helen Huang, Mr. Huang's daughter, who received 2,000 shares; Paul Berkowitz, who received 45,208 shares; Patricia Berkowitz,
Mr. Berkowitz's wife, who received 61,120 shares; and Paul Berkowitz as custodian for his children Amy, Karen and Lisa, who received an aggregate of 42,000 shares. In connection with the distribution of DirecTouch shares, we adopted a 1999 Special Stock Option Plan to distribute options to purchase shares of DirecTouch common stock to each of our optionees who held vested options. We distributed options to purchase an aggregate of 7,024,242 shares of DirecTouch common stock. Optionees who received the vested options to purchase DirecTouch shares included: Hong Lu, who received options to purchase 133,336 shares; Ying Wu, who received options to purchase 926,480 shares; Chauncey Shey, who received options to purchase 926,480 shares; Bill Huang, who received options to purchase 353,334 shares; Shao-Ning J. Chou, who received options to purchase 288,938 shares; Paul Berkowitz, who received options to purchase 438,924 shares; and Gerald Soloway, who received options to purchase 14,000 shares.



    From November 1999 through December 1999, we issued and sold an aggregate of 6,767,316 shares of Series F preferred stock at $8.1273 per share. The investors that participated in the financing included Intel Pacific, Inc., which purchased 4,921,684 shares of Series F preferred stock for $40,000,000.



    In December 1999, we acquired the minority interest of our Wacos, Inc. subsidiary through a statutory merger. The outstanding shares of Wacos common stock and preferred stock were converted into shares of our Series G preferred stock. The Wacos stockholders who received our Series G preferred stock in the merger included: SOFTBANK America Inc., which received 3,691,534 shares; Hong Lu, who received 39,582 shares; Ying Wu, who received 35,984 shares; Chauncey Shey, who received 35,984 shares; Bill Huang, who received 359,844 shares; and Paul Berkowitz, who received 14,392 shares.


LOANS


    In October 1996, we loaned Bill Huang, our Vice President and Chief Technology Officer and one of our stockholders, the sum of $156,627 to purchase a house. The loan bears simple interest at the rate of 3% per annum, payable within ten years. The outstanding balance, including accrued interest, as of December 31, 1999 was $146,615.



    In June 1998, we entered into a loan agreement in which SOFTBANK CORP. agreed to loan us up to $55.0 million in multiple installments. The first installment of $25.0 million was made on June 30, 1998. This loan was repaid in full in 1999.


    In February 1999, we loaned Bill Huang $153,453 to allow him to exercise expiring stock options. The loan is secured by a deed of trust. The loan bears no interest and is due and payable within three years.

CERTAIN BUSINESS RELATIONSHIPS


    In October 1995, we entered into a Contract on Joint Development of Internet Services with China Jitong Communications Co., Ltd. This contract was superseded in June 1998 by the Information Service Project Contract between UTStarcom (China) Ltd., our subsidiary, and Jitong, whereby we agreed to provide equipment to Jitong for this project. In connection with this arrangement, we entered into a Payment Agent Contract with UTStarcom China, Jitong and SOFTBANK, under which SOFTBANK agreed to provide a support fund of U.S. $10 million for our equipment and Jitong's construction costs. On August 30, 1999, we entered into a contract termination agreement with Jitong, SOFTBANK and UTStarcom China under which the parties agreed to terminate all existing contracts and agreements regarding the project. Under the termination agreement, Jitong agreed to repay all funds advanced to Jitong. Jitong has repaid its obligation in full, which totaled the equivalent of $11.6 million.


    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors on the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 1999, after giving effect to the conversion of all outstanding preferred stock into common stock on a one-for-one basis, and as adjusted to reflect the sale of shares of common stock offered by this prospectus, by:


    - each stockholder who is known by us to beneficially own more than 5% of our common stock;

    - each of our executive officers listed on the Summary Compensation Table under "Management;"

    - each of our directors; and


    - all of our executive officers and directors as a group.



                                                                                    PERCENT
                                                     NUMBER OF SHARES        BENEFICIALLY OWNED(1)
                                                       BENEFICIALLY     --------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                     OWNED(1)       BEFORE OFFERING   AFTER OFFERING
------------------------------------                 ----------------   ---------------   --------------
Entities affiliated with SOFTBANK CORP.(2).........     46,686,514            58.9%            52.3%
  c/o SOFTBANK CORP.
  24-1 Nihonbashi-Hakozakicho
  Chuo-ku, Tokyo 103-8501 JAPAN
Masayoshi Son(3)...................................     46,686,514            58.9%            52.3%
  c/o SOFTBANK CORP.
  24-1 Nihonbashi-Hakozakicho
  Chuo-ku, Tokyo 103-8501 JAPAN
Yoshitaka Kitao(4).................................     46,736,514            58.9%            52.3%
  c/o SOFTBANK CORP.
  24-1 Nihonbashi-Hakozakicho
  Chuo-ku, Tokyo 103-8501 JAPAN
Ying Wu(5).........................................      6,110,240             7.6%             6.8%
  c/o UTStarcom (China) Ltd.
  11th Floor, CNT Manhattan Building
  No. 6 Chao Yang Men Be Da Jie Street
  Beijing, 100027 China
Chauncey Shey(6)...................................      5,517,146             6.9%             6.1%
  788 Hong Xu Road, #43
  Suite 1501
  Shanghai, 201103 China
Intel Pacific, Inc.................................      4,921,684             6.2%             5.5%
  2200 Mission College Blvd.
  Santa Clara, CA 95052-8119
Hong Lu(7).........................................      3,326,454             4.2%             3.7%
Charles Xue(8).....................................      1,977,328             2.5%             2.2%
Thomas J. Toy(9)...................................         50,000               *                *
Bill Huang(10).....................................      1,221,556             1.5%             1.4%
Shao-Ning J. Chou(11)..............................        367,034               *                *
Gerald Soloway(12).................................         50,500               *                *
All executive officers and directors as a
  group (12 persons)(13)...........................     65,972,682            79.7%            71.1%


----------

*   Less than 1%.

 (1) Assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting power or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following December 31, 1999 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on: (i) before this offering, 79,307,159 shares of common stock outstanding as of December 31, 1999 plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days of December 31, 1999; and (ii) after this offering, an additional 10,000,000 shares to be issued in the offering. Except as indicated in the other footnotes to this table and subject to applicable community property laws, based on information provided by persons named in the table, each person or entity has sole voting and investment power with respect to the shares shown as beneficially owned.



 (2) Includes 44,651,630 shares registered in the name of SOFTBANK
     America, Inc., a Delaware corporation, and 2,034,884 shares registered in the name of SOFTBANK Ventures, Inc., a Japanese corporation. SOFTBANK America, Inc., is a wholly owned subsidiary of SOFTBANK Holdings Inc., a Massachusetts corporation. SOFTBANK Holdings Inc. and SOFTBANK
     Ventures, Inc., are wholly owned subsidiaries of SOFTBANK CORP., a Japanese corporation.


 (3) Represents 46,686,514 shares beneficially owned by entities affiliated with SOFTBANK CORP. Mr. Son is President, Chief Executive Officer and major stockholder of SOFTBANK CORP. Mr. Son disclaims beneficial ownership of these shares except to the extent of his proportionate ownership interest of SOFTBANK CORP.


 (4) Includes 46,686,514 shares beneficially owned by entities affiliated with SOFTBANK CORP. Mr. Kitao is Executive Vice President and Chief Financial Officer of SOFTBANK CORP. Mr. Kitao disclaims beneficial ownership of these shares except to the extent of his proportionate ownership interest of SOFTBANK CORP. Includes 50,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (5) Includes 2,200,000 shares registered in the name of Wu Partners, a California Limited Partnership, of which Mr. Wu is general partner. Includes 160,000 shares registered in the name of Yalan Wang Wu, 23,774 shares registered in the name of Ashley Wu, and 23,774 shares registered in the name of Richard Wu. Yalan Wang Wu is Mr. Wu's wife and Ashley Wu and Richard Wu are Mr. Wu's children. Mr. Wu may be deemed the beneficial owner of the shares. Includes 926,480 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (6) Includes 2,730,600 shares owned by Shey Partners, a California Limited Partnership, of which Mr. Shey is a general partner and 16,000 shares registered in the name of Qiwei Qiu, trustee of the Rebecca Shey Trust--1997 UTA dated December 20, 1997. Qiwei Qiu, trustee, is Mr. Shey's wife and Rebecca Shey is Mr. Shey's daughter. Mr. Shey may be deemed the beneficial owner of the shares. Includes 946,480 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (7) Includes 2,666 shares registered in the name of Brian Lu, 2,666 shares registered in the name of Benjamin Lu, and 2,666 shares registered in the name of Melissa Lu. Brian Lu, Benjamin Lu and Melissa Lu are Mr. Lu's children. Mr. Lu may be deemed the beneficial owner of the shares. Includes 200,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.

 (8) Includes 40,000 shares registered in the name of Ann Hu. Ann Hu is Mr. Xue's wife. Mr. Xue may be deemed the beneficial owner of the shares. Includes 20,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (9) Includes 50,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (10) Includes 3,300 shares registered in the name of Alexander Huang, and 3,300 shares registered in the name of Helen Huang. Alexander Huang and Helen Huang are Mr. Huang's children. Mr. Huang may be deemed the beneficial owner of the shares. Includes 438,996 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (11) Includes 367,034 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (12) Includes 50,500 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.



 (13) Includes 3,500,080 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK


    Upon the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $0.00125 par value, and 5,000,000 shares of preferred stock, $0.00125 par value.


    The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK


    As of December 31, 1999, there were 79,307,159 shares of common stock outstanding held of record by 155 stockholders, after giving effect to the conversion of all outstanding shares of preferred stock into common stock on a one-for-one basis. Additionally, options to purchase an aggregate of 14,405,714 shares of common stock were outstanding under our stock plans. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends as may be declared from time to time by the Board of Directors out of funds legally available for dividends. If our company is liquidated, dissolved or wound up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.


PREFERRED STOCK


    Upon the closing of this offering, all outstanding shares of preferred stock will be converted on a one-for-one basis into an aggregate of 70,377,322 shares of common stock. Thereafter, up to 5,000,000 shares of undesignated preferred stock will be authorized for issuance. Our Board of Directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be greater than the rights of the common stock.


    The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company or make removal of our management more difficult. Additionally, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could also cause the market price of our common stock to decline. At present, we have no plans to issue any shares of preferred stock.

WARRANTS


    As of December 31, 1999, warrants to purchase an aggregate of 532,000 shares of our common stock were outstanding. One warrant is for the purchase of 32,000 shares of common stock at an exercise price of $2.50 per share and expires on February 5, 2008. The other warrant is for the purchase of 500,000 shares of common stock at an exercise price of $6.25 per share. The warrant for 500,000 shares expires on the earlier of December 11, 2003 or the closing of this offering.


REGISTRATION RIGHTS


    Under an agreement dated December 31, 1999, the holders of 50,254,952 shares of common stock and warrants to purchase approximately 532,000 shares of common stock are entitled to have us register these shares under the Securities Act. Subject to the terms of the agreement, the holders may require us on one occasion to register these securities for public resale at our expense. Demand for registration may be made by the holders of at least one-third of the shares that are entitled to this registration. Furthermore, the holders have the right to require us on not more than two occasions during any twelve-month period, to register all or a portion of their shares with registration rights on Form S-3 under the Securities Act. We are also limited from registering securities for our own account for 90 days after an effective registration initiated by these holders. In addition, if we intend to register any of our common stock either for our own account or for the account of other security holders, holders possessing registration rights must consent to the offering and can elect to participate in the offering. All registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any registration.


ANTI-TAKEOVER PROVISIONS UNDER DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits us from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date the person became an interested stockholder unless:

    - prior to that date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    A "business combination" is defined to include mergers, asset or stock sales and other transactions resulting in financial benefit to a stockholder. Except as specified in Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our outstanding voting stock.

    Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. The existence of Section 203 would be expected to have the effect of discouraging hostile takeover attempts or delaying changes in control of our company, which could depress the market price of our common stock and deprive stockholders of opportunities to realize a premium on shares of common stock held by them.

CHARTER AND BYLAW PROVISIONS REGARDING ANTI-TAKEOVER PROVISIONS

    Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company or management that a stockholder may consider favorable. These provisions include:

    - authorizing the Board of Directors to issue additional preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder action by written consent;

    - creating a classified Board of Directors pursuant to which our directors are elected for staggered three year terms; and

    - establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Boston EquiServe LLP. The transfer agent's telephone number is (781) 575-3010. The transfer agent's address is 150 Royall Street, Canton, Massachusetts 02021.

LISTING

    We expect our common stock to be approved for listing on the Nasdaq National Market under the trading symbol "UTSI."

                        SHARES ELIGIBLE FOR FUTURE SALE


    Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could cause the trading price of our common stock to decrease.


    Upon completion of this offering, we will have outstanding 89,307,159 shares of common stock, assuming no exercise of the underwriters' over-allotment options and no exercise of outstanding options or warrants to purchase common stock after December 31, 1999. Of these shares, the 10,000,000 shares sold in this offering will be freely tradable without restriction, except for shares purchased by our affiliates, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.



    The remaining 79,307,159 shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. These shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which are summarized below.


    Holders of substantially all of these restricted securities, including all of our officers and directors and the entities affiliated with them, have entered into lock-up agreements. The agreements provide that, subject to limited exceptions, the holders will not sell, directly or indirectly, any common stock for a period of 180 days after the date of this prospectus without the prior consent of Merrill Lynch.


    On the date the lock-up agreement expires, 72,539,843 of the restricted securities will become eligible for sale pursuant to Rule 144. The remaining 6,767,316 shares of common stock will be eligible for sale under Rule 144 at varying times after expiration of the lock-up period.


    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks before the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as the availability of current public information about us.

    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 provides that, beginning 90 days after the date of this prospectus, persons other than affiliates may sell shares of our common stock acquired from us in connection with our stock option plans, subject only to the manner of sale provisions of Rule 144. Beginning 90 days after the date of this prospectus, affiliates may sell these shares of our common stock subject to all provisions of Rule 144 except the one year minimum holding period.


    As of December 31, 1999, options to purchase an aggregate of 14,405,714 shares of common stock were outstanding under our stock option plans. Shortly after this offering, we intend to file registration statements on Form S-8 under the Securities Act to register 2,000,000 shares of common stock reserved for issuance under our employee stock purchase plan and 16,691,946 shares of common stock reserved for issuance under our stock option plans. Any vested shares registered under these registration statements will be available for sale in the open market immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period and Rule 144 volume limitations applicable to our affiliates.



    In addition, after this offering, the holders of 50,254,952 shares of common stock and warrants to purchase 532,000 shares of common stock are entitled to registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, subject to the expiration of the lock-up period.

                                  UNDERWRITING

GENERAL


    We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. In addition, a syndicate of Japanese underwriters will be offering 2,000,000 shares of our common stock in Japan. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, and concurrently with the sale of 2,000,000 shares of our common stock to the Japanese underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock listed opposite its name below.



                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Banc of America Securities LLC..............................
U.S. Bancorp Piper Jaffray Inc..............................

                                                              ---------
          Total.............................................  8,000,000
                                                              =========



    We have also entered into a purchase agreement with the Japanese underwriters for the sale of the shares of our common stock in Japan for whom Merrill Lynch Japan Incorporated and E* Trade Securities Co., Ltd. are acting as lead managers. Subject to the terms and conditions in the Japanese purchase agreement, and concurrently with the sale of 8,000,000 shares of our common stock to the underwriters pursuant to the purchase agreement, we have agreed to sell to the Japanese underwriters and the Japanese underwriters severally have agreed to purchase from us 2,000,000 shares of our common stock. The initial public offering price per share and the total underwriting discount per share of our common stock are identical under the purchase agreement and the Japanese purchase agreement.



    Subject to the terms and conditions in the purchase agreement and the Japanese purchase agreement, the underwriters and the Japanese underwriters have agreed to purchase all of the shares of our common stock being sold pursuant to each of the purchase agreements if any shares of our common stock are purchased. If an underwriter or a Japanese underwriter defaults, the purchase agreement and the Japanese purchase agreement provide that the purchase commitments of the nondefaulting underwriters and Japanese underwriters may be increased or the purchase agreements may be terminated; provided, however, that the purchase commitments of the Japanese underwriters may not be increased if an underwriter other than a Japanese underwriter defaults. The closings for the sale of shares of our common stock to be purchased by the underwriters and the Japanese underwriters are conditioned on one another.



    We have agreed to indemnify the underwriters and the Japanese underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters and the Japanese underwriters may be required to make in respect of those liabilities.

    The underwriters and the Japanese underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt of officer's certificates and legal opinions. The underwriters and the Japanese underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.



    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters of this offering on the Internet. The underwriters and the Japanese underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.


COMMISSIONS AND DISCOUNTS


    The representatives and the lead managers have advised us that the underwriters and the Japanese underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $ per share of our common stock. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share of our common stock to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.



    The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the Japanese underwriters and the proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.


                                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                                            ---------   --------------   -----------
Public offering price.....................................     $             $               $
Underwriting discount.....................................     $             $               $
Proceeds, before expenses, to UTStarcom...................     $             $               $


    The expenses of the offering, not including the underwriting discount, are estimated at $2.0 million and are payable by us.


OVER-ALLOTMENT OPTION


    We have granted an option to the underwriters, to purchase up to 1,500,000 additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each underwriter, except the Japanese underwriters, will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the table above.


INTERSYNDICATE AGREEMENT


    The underwriters and the Japanese underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the Japanese underwriters may sell shares of our common stock to the underwriters for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to Japanese persons or to persons they believe intend to resell to Japanese persons. Similarly, the Japanese underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to persons other than Japanese persons or to persons they believe intend to resell to persons other than Japanese persons, except in the case of transactions under the intersyndicate agreement.


RESERVED SHARES


    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 500,000 shares, or 5%, of the shares of our common stock offered by this prospectus for sale to some of our directors, officers and employees and their family members, and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.


NO SALES OF SIMILAR SECURITIES

    We, our executive officers, directors and substantially all of our stockholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    - offer, pledge, sell or contract to sell any shares of our common stock;

    - sell any option or contract to purchase any shares of our common stock;

    - purchase any option or contract to sell any shares of our common stock;

    - grant any option, right or warrant for the sale of any shares of our common stock;

    - lend or otherwise dispose of or transfer any shares of our common stock;

    - request or demand that we file a registration statement related to the shares of our common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ NATIONAL MARKET LISTING

    We expect our common stock will be quoted on the Nasdaq National Market under the symbol "UTSI."


    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the representatives and the lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:



    - the valuation multiples of publicly traded companies that the representatives and the lead managers believe to be comparable to us;


    - our financial information;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for the shares of our common stock may not develop. It is also possible that after the offering the shares of our common stock will not trade in the public market at or above the initial public offering price.


    The underwriters and the Japanese underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.


PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS


    Until the distribution of the shares of our common stock is completed, rules of the Securities and Exchange Commission may limit the underwriters and the Japanese underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives and the lead managers may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.



    If the underwriters and the Japanese underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of our common stock than are listed on the cover page of this prospectus, the representatives and the lead managers may reduce that short position by purchasing shares of our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of shares of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of these purchases.



    The representatives and the lead managers may also impose a penalty bid on the underwriters and the Japanese underwriters and selling group members. This means that if the representatives or the lead managers purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of these shares, they may reclaim the amount of the selling concession from the underwriters and the Japanese underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of shares of our common stock in that it discourages resales of those shares.



    Neither we nor any of the underwriters or the Japanese underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the underwriters or the Japanese underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS


    The validity of the common stock offered by this prospectus will be passed upon for UTStarcom by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters relating to the laws in China are being passed upon for UTStarcom by Jun He Law Offices, Beijing, China. The validity of the common stock offered by this prospectus will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.


                                    EXPERTS


    Our consolidated financial statements as of December 31, 1998 and 1999, and for each of the three years ended December 31, 1999 have been included in this prospectus and in the registration statement of which this prospectus is a part in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.



                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, including items contained in the exhibits to the registration statement. For further information about our company and the common stock being offered by this prospectus, you should see the registration statement and the exhibits, financial statements and notes filed with the registration statement. Statements made in this prospectus concerning other documents are not necessarily complete. The registration statement, including exhibits, financial statements and notes, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained from the Commission upon payment of fees prescribed by the Commission. Information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. These reports and other information about our company may also be inspected without charge at a Web site maintained by the Commission at http://www.sec.gov.

                        UTSTARCOM, INC. AND SUBSIDIARIES

            INDEX TO FINANCIAL STATEMENTS AND FINANCIAL INFORMATION


CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets.................................     F-3

Consolidated Statements of Operations.......................     F-4

Consolidated Statements of Stockholders' Equity.............     F-5

Consolidated Statements of Cash Flows.......................     F-6

Notes to Consolidated Financial Statements..................     F-7

PRO FORMA COMBINED FINANCIAL INFORMATION (UNAUDITED)........    F-29

Pro Forma Combined Statement of Operations--Year Ended
  December 31, 1999.........................................    F-30

Notes to Unaudited Pro Forma Combined Financial
  Information...............................................    F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of UTStarcom, Inc.:


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of UTStarcom, Inc. and subsidiaries at December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years ended December 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
San Francisco, California
January 29, 2000

                        UTSTARCOM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                                      PRO FORMA
                                                                 DECEMBER 31,       STOCKHOLDERS'
                                                              -------------------     EQUITY AT
                                                                1998       1999      DECEMBER 31
                                                              --------   --------       1999
ASSETS
Current assets:
  Cash and cash equivalents, including restricted cash of
    $1,500 and $4,550 at
    December 31, 1998 and 1999..............................  $ 17,626   $ 87,364
  Accounts receivable, net of allowance for doubtful
    accounts of $3,957
    and $6,789 at December 31, 1998 and 1999................    59,995     77,823
  Receivable from related parties...........................    24,829        339
  Inventories, net of allowance for obsolete inventory of
    $2,445 and $6,415 at December 31, 1998 and 1999.........    19,540     55,204
  Other.....................................................     2,569      8,326
                                                              --------   --------
Total current assets........................................   124,559    229,056
Property, plant and equipment, net..........................     8,345      8,168
Investment in affiliated companies..........................     3,496      5,564
Intangible assets, net......................................     1,585     17,213
Deferred tax assets.........................................     1,647      4,817
Net assets of discontinued operations.......................     2,146         --
Other.......................................................       343        620
                                                              --------   --------
  Total assets..............................................  $142,121   $265,438
                                                              ========   ========
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 15,101   $ 21,745
  Third party debt..........................................    10,865     34,593
  Debt to shareholder and related parties...................    27,561      8,745
  Income taxes payable......................................     1,297      2,113
  Customer deposits.........................................       605      5,249
  Other.....................................................    12,818     29,102
                                                              --------   --------
Total current liabilities...................................    68,247    101,547
                                                              --------   --------
Minority interest in consolidated subsidiaries..............     1,538      3,649
Stockholders' equity:
Convertible preferred stock: $.00125 par value; authorized:
  99,200,000 shares; issued 59,635,754 at December 31, 1998, and 70,377,322 at December 31, 1999; liquidation value of
  $259,608 at
  December 31, 1999.........................................        74         88           --
Common stock: $.00125 par value; authorized: 142,800,000
  shares; issued and outstanding: 9,172,864 at December 31,
  1998, and 8,929,837 at December 31, 1999, including
  shares held in treasury...................................        12         13          101
Common stock warrant........................................     1,983        389          389
Additional paid-in capital..................................    89,901    187,805      187,805
Deferred stock compensation.................................        --     (7,728)      (7,728)
Accumulated deficit.........................................   (16,307)   (19,865)     (19,865)
Notes receivable from shareholders..........................      (369)      (555)        (555)
Cumulative translation adjustment...........................        95         95           95
                                                              --------   --------      -------
                                                                75,389    160,242      160,242
Less cost of common stock held in treasury, 1,340,694 shares at December 31, 1998, and 0 shares at December 31,
  1999......................................................    (3,053)        --           --
                                                              --------   --------      -------
Total stockholders' equity..................................    72,336    160,242      160,242
                                                              --------   --------      -------
  Total liabilities, minority interest, and stockholders'
    equity..................................................  $142,121    265,438
                                                              ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------   --------   ----------
Net sales...................................................  $75,597    $105,167    $187,516
Cost of sales...............................................   48,795      65,246     111,587
                                                              -------    --------    --------
Gross profit................................................   26,802      39,921      75,929
Operating expenses:
  Selling, general and administrative expenses..............   21,211      23,233      32,513
  Research and development expenses.........................    8,941      14,659      17,364
  Amortization of deferred stock compensation...............       --          --       4,491
  Amortization of intangible assets.........................       40         120         273
  In-process research and development costs.................       --          --       3,992
                                                              -------    --------    --------
Total operating expenses....................................   30,192      38,012      58,633
                                                              -------    --------    --------
Operating income (loss).....................................   (3,390)      1,909      17,296
Interest income.............................................    2,786       1,817       2,010
Interest expense (income)...................................     (758)     (1,924)     (3,057)
Other income (expense)......................................        5      (1,031)     (1,165)
Equity in net income (loss) of affiliated companies.........       73         331       1,348
                                                              -------    --------    --------
Income (loss) before income taxes and minority interest.....   (1,284)      1,102      16,432
Income tax expense (benefit)................................      400       1,423         157
                                                              -------    --------    --------
Income (loss) before minority interest......................   (1,684)       (321)     16,275
Minority interest in (earnings) loss of consolidated
  subsidiaries..............................................      301         914      (2,110)
                                                              -------    --------    --------
Income (loss) from continuing operations....................   (1,383)        593      14,165
Income (loss) from discontinued operations..................    1,413        (893)     (1,656)
                                                              -------    --------    --------
  Net income (loss).........................................       30        (300)     12,509
Beneficial conversion feature of Series F convertible
  preferred stock...........................................       --          --     (16,067)
                                                              -------    --------    --------
  Net income (loss) applicable to common stockholders.......  $    30    $   (300)   $ (3,558)
                                                              =======    ========    ========
Basic earnings (loss) per share:
  Income (loss) from continuing operations..................  $ (0.19)   $   0.08    $  (0.22)
  Income (loss) from discontinued operations................     0.19       (0.12)      (0.19)
                                                              -------    --------    --------
  Net income (loss).........................................  $  0.00    $  (0.04)   $  (0.41)
                                                              =======    ========    ========
Diluted earnings (loss) per share:
  Income (loss) from continuing operations..................  $ (0.19)   $   0.01    $  (0.22)
  Income (loss) from discontinued operations................     0.19       (0.01)      (0.19)
                                                              -------    --------    --------
  Net income (loss).........................................  $  0.00    $   0.00    $  (0.41)
                                                              =======    ========    ========
  Shares used in per-share calculation:
    --Basic.................................................    7,320       7,582       8,678
                                                              =======    ========    ========
    --Diluted...............................................    7,320      77,050       8,678
                                                              =======    ========    ========
Proforma basic earnings (loss) per share:
  Income (loss) from continuing operations..................                         $  (0.03)
  Income (loss) from discontinued operations................                            (0.02)
                                                                                     --------
  Net income (loss).........................................                         $  (0.05)
                                                                                     ========
Proforma diluted earnings (loss) per share:
  Income (loss) from continuing operations..................                         $  (0.03)
  Income (loss) from discontinued operations................                            (0.02)
                                                                                     --------
  Net income (loss).........................................                         $  (0.05)
                                                                                     ========
  Proforma shares used in per-share calculation:
    --Basic.................................................                           68,646
                                                                                     ========
    --Diluted...............................................                           68,646
                                                                                     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                 CONVERTIBLE PREFERRED
                                                         STOCK                COMMON STOCK        ADDITIONAL
                                                 ---------------------   ----------------------    PAID-IN     ACCUMULATED
                                                   ISSUED      AMOUNT      SHARES       AMOUNT     CAPITAL       DEFICIT
                                                 ----------   --------   -----------   --------   ----------   ------------
Balances, December 31, 1996....................                           25,055,312     $ 31      $ 12,338      $(11,459)
Exchange of common for preferred stock.........  18,554,132     $23      (18,554,132)    $(23)
Common stock issued upon exercise of options...                              184,002                    210
Common stock dividend..........................                            2,540,000        3        13,825
Reacquired common stock........................
Common stock issued upon exercise of
  warrants.....................................                              581,824        1           199
Accreted dividends on preferred stock..........                                                       4,578        (4,578)
Reclassification of preferred stock to equity
  upon elimination of mandatory redemption
  feature......................................  38,963,936      49                                 130,544
Contribution from stockholders.................                                                       5,129
Notes receivable from stockholders.............
Translation adjustment.........................
Distribution to stockholders...................                                                     (75,830)
Net income.....................................                                                                        30
                                                 ----------     ---      -----------     ----      --------      --------
Balances, December 31, 1997....................  57,518,068      72        9,807,006       12        90,993       (16,007)
Common stock issued upon exercise of options...                              483,544        1           479
Stock dividend.................................     945,850       1           54,150
Exchange of common for preferred stock.........   1,171,836       1       (1,171,836)      (1)
Non-employee stock compensation................                                                         412
Stock warrant issued as capital distribution...                                                      (1,983)
Reacquired common stock........................
Notes receivable from stockholders.............
Translation adjustment.........................
Net loss.......................................                                                                      (300)
                                                 ----------     ---      -----------     ----      --------      --------
Balances, December 31, 1998....................  59,635,754      74        9,172,864       12        89,901       (16,307)
Common stock issued upon exercise of options...                              548,219                    530
Reacquired common stock........................                                7,692
Stock reclassification.........................    (549,448)     (1)         549,448        1
Amendment to stock warrant issued as capital
  distribution.................................                                                       1,594
Notes receivable from stockholders.............
Deferred compensation related to grant of stock
  options......................................                                                      12,219
Amortization of deferred stock compensation....
Non-employee stock compensation................                                                       1,648
Distribution to stockholders...................                                                      (6,550)
Issuance of preferred stock at $8.127 per
  share, net of issuance costs of $41..........   6,152,106       8                                  49,951
Issuance of preferred stock for Wacos
  acquisition..................................   4,523,700       6                                  20,506
Common stock issued upon exercise of options...     615,210       1                                   4,999
Dividend related to beneficial conversion
  feature related to issuance of Series F
  preferred stock in December 1999.............                                                      16,067       (16,067)
Retirement of Treasury Stock...................                           (1,348,386)                (3,060)
Net income.....................................                                                                    12,509
                                                 ----------     ---      -----------     ----      --------      --------
Balances, December 31, 1999....................  70,377,322     $88        8,929,837     $ 13      $187,805      $(19,865)
                                                 ==========     ===      ===========     ====      ========      ========


                                                   DEFERRED            NOTES         CUMULATIVE     COMMON
                                                     STOCK          RECEIVABLE       TRANSLATION    STOCK     TREASURY
                                                 COMPENSATION    FROM STOCKHOLDERS   ADJUSTMENT    WARRANT     STOCK
                                                 -------------   -----------------   -----------   --------   --------
Balances, December 31, 1996....................                                      $      197               $(1,500)
Exchange of common for preferred stock.........
Common stock issued upon exercise of options...
Common stock dividend..........................
Reacquired common stock........................                                                                (1,100)
Common stock issued upon exercise of
  warrants.....................................
Accreted dividends on preferred stock..........
Reclassification of preferred stock to equity
  upon elimination of mandatory redemption
  feature......................................
Contribution from stockholders.................
Notes receivable from stockholders.............                         (129)
Translation adjustment.........................                                             (25)
Distribution to stockholders...................
Net income.....................................
                                                   --------            -----         -----------   -------    -------
Balances, December 31, 1997....................          --             (129)               172         --     (2,600)
Common stock issued upon exercise of options...
Stock dividend.................................
Exchange of common for preferred stock.........
Non-employee stock compensation................
Stock warrant issued as capital distribution...                                                      1,983
Reacquired common stock........................                                                                  (453)
Notes receivable from stockholders.............                         (240)
Translation adjustment.........................                                             (77)
Net loss.......................................
                                                   --------            -----         -----------   -------    -------
Balances, December 31, 1998....................          --             (369)                95      1,983     (3,053)
Common stock issued upon exercise of options...
Reacquired common stock........................                                                                    (7)
Stock reclassification.........................
Amendment to stock warrant issued as capital
  distribution.................................                                                     (1,594)
Notes receivable from stockholders.............                         (186)
Deferred compensation related to grant of stock
  options......................................     (12,219)
Amortization of deferred stock compensation....       4,491
Non-employee stock compensation................
Distribution to stockholders...................
Issuance of preferred stock at $8.127 per
  share, net of issuance costs of $41..........
Issuance of preferred stock for Wacos
  acquisition..................................
Common stock issued upon exercise of options...
Dividend related to beneficial conversion
  feature related to issuance of Series F
  preferred stock in December 1999.............
Retirement of Treasury Stock...................                                                                 3,060
Net income.....................................
                                                   --------            -----         -----------   -------    -------
Balances, December 31, 1999....................    $ (7,728)           $(555)        $       95    $   389    $    --
                                                   ========            =====         ===========   =======    =======


                                                     TOTAL
                                                 STOCKHOLDERS'
                                                    EQUITY
                                                 -------------
Balances, December 31, 1996....................    $   (393)
Exchange of common for preferred stock.........          --
Common stock issued upon exercise of options...         210
Common stock dividend..........................      13,828
Reacquired common stock........................      (1,100)
Common stock issued upon exercise of
  warrants.....................................         200
Accreted dividends on preferred stock..........          --
Reclassification of preferred stock to equity
  upon elimination of mandatory redemption
  feature......................................     130,593
Contribution from stockholders.................       5,129
Notes receivable from stockholders.............        (129)
Translation adjustment.........................         (25)
Distribution to stockholders...................     (75,830)
Net income.....................................          30
                                                   --------
Balances, December 31, 1997....................      72,513
Common stock issued upon exercise of options...         480
Stock dividend.................................           1
Exchange of common for preferred stock.........          --
Non-employee stock compensation................         412
Stock warrant issued as capital distribution...          --
Reacquired common stock........................        (453)
Notes receivable from stockholders.............        (240)
Translation adjustment.........................         (77)
Net loss.......................................        (300)
                                                   --------
Balances, December 31, 1998....................      72,336
Common stock issued upon exercise of options...         530
Reacquired common stock........................          (7)
Stock reclassification.........................          --
Amendment to stock warrant issued as capital
  distribution.................................          --
Notes receivable from stockholders.............        (186)
Deferred compensation related to grant of stock
  options......................................          --
Amortization of deferred stock compensation....       4,491
Non-employee stock compensation................       1,648
Distribution to stockholders...................      (6,550)
Issuance of preferred stock at $8.127 per
  share, net of issuance costs of $41..........      49,959
Issuance of preferred stock for Wacos
  acquisition..................................      20,512
Common stock issued upon exercise of options...       5,000
Dividend related to beneficial conversion
  feature related to issuance of Series F
  preferred stock in December 1999.............          --
Retirement of Treasury Stock...................          --
Net income.....................................      12,509
                                                   --------
Balances, December 31, 1999....................    $160,242
                                                   ========



  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997       1998        1999
                                                              --------   --------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $     30   $   (300)   $ 12,509
Adjustments to reconcile net income (loss) to net cash used
  in operating activities:
  (Income) loss from discontinued opeations.................    (1,413)       893       1,656
  Depreciation and amortization.............................     1,289      2,486       2,954
  Write-off of in-process research and development costs....                            3,992
  Net loss on sale of assets................................        --         73         611
  Amortization of deferred stock compensation...............        --         --       4,491
  Non-employee stock option expenses........................        --        411       1,648
  Equity in net (income) loss of affiliated companies.......       161        596      (1,348)
  Minority interest.........................................       (52)    (2,084)      2,110
  Changes in operating assets and liabilities:
    Accounts receivable and receivable from related
      parties...............................................   (19,742)   (51,782)     (1,038)
    Inventories.............................................    (8,923)    (4,414)    (35,664)
    Other current and non-current assets....................    (4,687)      (474)     (6,726)
    Deferred tax assets.....................................       (59)    (1,194)     (2,301)
    Accounts payable and payable to related parties.........     2,651       (917)      6,644
    Income taxes payable....................................      (151)       930         816
    Other current liabilities...............................     4,711      8,562      21,023
    Deferred revenue........................................      (475)        --         (13)
                                                              --------   --------    --------
Net cash (used in) provided by continuing operations........   (26,660)   (47,214)     11,364
Net cash (used in) provided by discontinued operations......        23        207        (530)
                                                              --------   --------    --------
Net cash (used in) provided by operating activities.........   (26,637)   (47,007)     10,834
                                                              --------   --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment..................    (3,745)    (2,250)     (3,607)
Investment in affiliates, net of cash acquired..............      (998)    (1,093)       (720)
Proceeds from disposal of property..........................        --         --         997
                                                              --------   --------    --------
Net cash used in continuing operations......................    (4,743)    (3,343)     (3,330)
Net cash (used in) provided by discontinued operations......      (133)       (36)        179
                                                              --------   --------    --------
Net cash used in investing activities.......................    (4,876)    (3,379)     (3,151)
                                                              --------   --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of stock, net of expenses..........................    61,088        480      55,480
Reacquired common stock.....................................    (1,100)      (453)         --
Distribution of cash to shareholders........................   (50,820)        --          --
Proceeds (payments) from borrowing, net.....................        19      8,245      23,729
Payments on shareholder note receivable.....................    35,000     24,939     (17,505)
Advance from affiliate......................................     4,042         --          --
                                                              --------   --------    --------
Net cash provided by financing activities of continuing
  operations................................................    48,229     33,211      61,704
Effects of exchange rates on cash...........................       (25)       (77)         --
                                                              --------   --------    --------
Net increase (decrease) in cash and cash equivalents........    16,691    (17,252)     69,387
Less cash (used in) provided by discontinued operations.....      (110)       171        (351)
                                                              --------   --------    --------
Net increase (decrease) in cash and cash equivalents........    16,801    (17,423)     69,738
Cash and cash equivalents at beginning of period............    18,248     35,049      17,626
                                                              --------   --------    --------
Cash and cash equivalents at end of period..................  $ 35,049   $ 17,626    $ 87,364
                                                              ========   ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION:

    UTStarcom, Inc. (the Company), a Delaware corporation, provides communications equipment including network access systems, optical transmission products and subscriber terminal products for service providers that operate wireless and wireline networks. The Company's operations are conducted primarily by its foreign subsidiaries that manufacture, distribute, and support the Company's products in international markets, principally the People's Republic of China (China).


    The following lists the Company's active subsidiaries, its percentage ownership, and business each subsidiary operates as of December 31, 1999:



                                       PERCENTAGE
NAME                                     OWNED      TYPE OF OPERATIONS
----                                   ----------   ------------------
UTStarcom-China (UTSC)..............       100%     Marketing and sales of telecom equipment
Hangzhou UTStarcom, Ltd. (HUTS).....        88%     Manufacturing of telecom equipment
Guangdong UTStarcom, Ltd. (GUTS)....        51%     Manufacturing of telecom equipment
Wacos, Inc. (Wacos).................       100%     Conducting research & development


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:


    The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority (50 percent or more) owned subsidiaries, except for GUTS which is accounted for using the equity method as the Company does not have voting control over all significant matters. All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements. Minority interest in consolidated subsidiaries and equity in affiliated companies are shown separately in the consolidated financial statements. Investments in affiliated companies, of which none represent greater than 10 percent ownership, are accounted for using the cost method.


RESTATEMENT AND RECLASSIFICATION:


    The consolidated financial statements of the Company have been restated to reflect the disposition of Nanjing UTStarcom, Ltd. (NUTS) in September 1999. (See Note 4). Accordingly, the revenues, costs and expenses, assets and liabilities and cash flows of these discontinued operations have been excluded from the respective captions in the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows, and have been reported through the date of dispositions as "Net assets from discontinued operations", "Income (loss) from discontinued operations" and "Net cash (used in) provided by discontinued operations" for all periods presented.



    The Company has retroactively accounted for its December 1999 acquisition of Wacos as if the original investment in Wacos by SOFTBANK in December 1997 had been made by the Company. (See Note 6).


    Certain reclassifications have been made in the prior years financial statements to conform with the 1999 presentation.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:


    Cash and cash equivalents consist of highly liquid investments with original maturity of three months or less at date of purchase. Restricted cash at December 31, 1998 and December 31, 1999 consisted of the following:



                                                                1998       1999
                                                              --------   --------
Collateral for letters of credit............................   $   --     $  640
Cash in escrow..............................................       --      2,410
Cash collateral.............................................    1,500      1,500
                                                               ------     ------
                                                               $1,500     $4,550
                                                               ======     ======


    Restricted cash balances are expected to be released within three months of being recorded and are treated as part of cash and cash equivalents.

INVENTORIES:

    Inventories are stated at the lower of cost or market, net of allowance for obsolescence. Cost is computed using standard cost, which approximates to actual cost on a first-in, first-out basis.

WARRANTY COSTS:

    A warranty is provided under the terms of the Company's contract for a period not greater than one year. The Company provides for these costs at the time of revenue recognition based upon prior experience.

PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets, generally ranging from two to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvements or the term of the lease. When assets are disposed of, the cost and related accumulated depreciation are removed from the

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

accounts and the resulting gains or losses are included in the results of operations. The Company generally depreciates its assets over the following periods:

Buildings...................................................  10 years
Leasehold improvements......................................  2-10 years
Automobiles.................................................  5 years
Equipment and furniture.....................................  2-7 years

INTANGIBLE ASSETS:


    Intangible assets including the excess of costs of acquired companies over the fair value of net assets acquired (goodwill) and acquired workforce are amortized on a straight-line basis generally over 3 to 5 years.


IMPAIRMENT OF LONG-LIVED ASSETS:

    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets. The Company considers the requirements of SFAS 121 on an ongoing basis.


IN-PROCESS RESEARCH AND DEVELOPMENT



    The Company recorded a charge for purchased in-process research and development ("IPR&D") in December 1999 in a manner consistent with widely recognized appraisal practices at the date of acquisition. Technological feasibility was not established for the expensed IPR&D, and the expensed IPR&D had no alternative future use. The portion of the purchase price allocated to goodwill and other intangible assets includes $240 of assembled workforce, and $16,528 of goodwill. The purchase price allocation of the acquisition was determined by an independent appraisal.


STOCK-BASED COMPENSATION

    The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

    The value of warrants, options or stock exchanged for services is expensed over the period benefitted. The warrants and options are valued using the Black-Scholes option pricing model. To calculate the expense, the Company uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

COMPREHENSIVE INCOME

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components and is effective for periods beginning after December 15, 1997. The Company's comprehensive income approximated net income for all periods presented.

INCOME TAXES:

    Deferred income taxes are established based on enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    The Company does not provide for U.S Federal taxes on undistributed earnings of its foreign subsidiaries or affiliates as they are considered to be reinvested for an indefinite period.

REVENUE RECOGNITION:


    Revenue from product sales of equipment is recognized when title is passed, all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Title passes on customer acceptance.


SEGMENT REPORTING:

    Effective May 1, 1998, the Company adopted the Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that an enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has determined that they operate in a single segment as defined by SFAS 131, providing communications equipment through an integrated suite of network access systems, optical transmission products and subscriber terminal products. Adoption of this standard does not affect the Company's results of operations or financial position.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

    Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt. The carrying amounts of cash and cash equivalents, accounts receivable and payable approximate their fair values because of the short term nature of those instruments. The carrying amounts of debt approximate their fair values because of either the short maturity or the variable interest rates of those instruments.

FOREIGN CURRENCY TRANSLATIONS:


    Operations of the Company's subsidiaries are conducted primarily in China and the financial statements of those subsidiaries are translated from China's Renminbi, as functional currency, into U.S. Dollars in accordance with the Statement of Financial Accounting Standards No. 52, "Foreign Currency

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)


Translation" ("SFAS 52"). Accordingly, all foreign currency assets and liabilities are translated at period-end exchange rates, while revenue and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a cumulative translation adjustment, a separate component of stockholders' equity. Foreign currency translation gains and losses have not been material for 1997, 1998 and 1999.


EARNINGS (LOSS) PER SHARE:

    The Company computes earnings (loss) per share pursuant to the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic earnings (loss) per share is computed by dividing income or loss applicable to common stockholders by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings (loss) per share is determined in the same manner as basic earnings (loss) per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock. (See Note 3)


PRO FORMA NET LOSS PER SHARE (UNAUDITED)



    Pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C, Series D, Series E, Series F, and
Series G Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred at the date of original issuance. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute net loss per share of 59,968,426 for the year ended December 31, 1999. The calculation of diluted net loss per share excludes potential shares of Common Stock as their effect would be antidilutive. Pro forma potential Common Stock consist of unvested Common Stock subject to repurchase rights and incremental shares of Common Stock issuable upon the exercise of stock options and warrants.



UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY



    If the Offering is consummated, all of the convertible preferred stock will be automatically converted into common stock upon completion of the offering (see Note 23). Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the assumed conversion of such shares, is disclosed on the balance sheets.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

3. EARNINGS (LOSS) PER SHARE:

    The following table presents the calculation of basic and diluted earnings
(loss) per share:


                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                              -------------------------------------
                                                                1997        1998           1999
                                                              --------   -----------   ------------
Numerator:
  Income (loss) from continuing operations..................  $(1,383)   $       593   $     14,165
  Beneficial conversion feature of Series F convertible
    preferred stock.........................................       --             --        (16,067)
                                                              -------    -----------   ------------
  Income (loss) from continuing operations after beneficial
    conversion feature of Series F convertible preferred
    stock...................................................   (1,383)           593         (1,902)
  Income (loss) from discontinued operations................    1,413           (893)        (1,656)
                                                              -------    -----------   ------------
  Net income (loss) applicable to common stockholders.......  $    30    $      (300)  $     (3,558)
                                                              =======    ===========   ============

Denominator:
  Weighted-average shares outstanding.......................    7,320          7,582          8,678
  Dilutive warrants.........................................       --             10             --
  Dilutive convertible preferred shares.....................       --         63,608             --
  Dilutive options..........................................       --          5,850             --
                                                              -------    -----------   ------------
                                                                7,320         77,050          8,678
                                                              =======    ===========   ============

Basic earnings (loss) per share:
  Income (loss) from continuing operations..................  $ (0.19)   $      0.18   $      (0.22)
  Income (loss) from discontinued operations................     0.19          (0.12)         (0.19)
                                                              -------    -----------   ------------
                                                              $  0.00    $      0.04   $      (0.41)
                                                              =======    ===========   ============

Diluted earnings (loss) per share:
  Income (loss) from continuing operations..................  $ (0.19)   $      0.01   $      (0.22)
  Income (loss) from discontinued operations................     0.19          (0.01)         (0.19)
                                                              -------    -----------   ------------
                                                              $  0.00    $      0.00   $      (0.41)
                                                              =======    ===========   ============


4. DISCONTINUED OPERATIONS:

   During September 1999, the Company closed NUTS in China. NUTS, which was 100% owned, was engaged in telephone network and internet network services unrelated to the remaining Company operations. NUTS sold substantially all of its assets prior to closure. The close of NUTS was accounted for as a discontinued operation.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4. DISCONTINUED OPERATIONS: (CONTINUED)

    The Company's previous interests in the net revenues and expenses of NUTS' operations prior to September 30, 1999 are classified separately as income
(loss) from discontinued operations in the income statements. The components of the income or loss are summarized as follows:


                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                     ------------------------------
                                                       1997       1998       1999
                                                     --------   --------   --------
Net sales..........................................   $8,499     $4,457    $   298
Operating expenses and cost of sales...............    7,029      5,345      1,369
                                                      ------     ------    -------
Operating income (loss)............................    1,470       (888)    (1,071)
Other income (expenses)............................      (57)        (5)      (585)
                                                      ------     ------    -------
Income (loss) from discontinued operations.........   $1,413     $ (893)   $(1,656)
                                                      ======     ======    =======


    The Company's previous interest in the net assets and liabilities of NUTS is classified as net assets from discontinued operations in the Company's balance sheets. The components of these net assets are summarized below:


                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1999
                                                             --------   --------
Current assets.............................................  $ 2,650         --
Noncurrent assets..........................................      182         --
Current liabilities........................................     (686)        --
                                                             -------     ------
Net assets from discontinued operations....................  $ 2,146         --
                                                             =======     ======


    The Company's cash flow statements include separately the cash flows from discontinued operations.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        1997       1998       1999
                                                      --------   --------   --------
Cash paid during the period for:
Interest............................................   $  184     $  564     $3,723
Income taxes........................................   $1,654     $1,076     $1,386

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: (CONTINUED)

    Noncash investing and financing activities were as follows:


                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Exchange of common stock for preferred stock................  $35,253    $    --         --
Share in APIC of minority shareholder in Wacos..............  $    --    $ 2,867         --
Distribution of net assets to shareholders..................  $25,010    $ 1,983    $ 4,956
Issuance of shares upon the Wacos acquisition...............  $    --    $    --    $20,843
Payment on shareholders loan................................  $    --    $    --    $ 1,640
Retirement of treasury stock................................  $    --    $    --    $ 3,060


6. ACQUISITION OF COMPANIES:

    During 1996, the Company invested approximately $955 into Zhejiang Unitel Telecom Equipment, Ltd. (UTL) for an additional 19% ownership interest, thereby increasing its ownership to 70%. During 1997, the Company merged UTL into HUTS, thereby owning 86% of the combined new entity. Concurrent with this combination, the Company acquired approximately a 2% additional interest in the combined entity for $780 in cash, which increased its ownership interest to 88%. The purchase of additional interest in the new entity was accounted for as a purchase resulting in an insignificant excess of the purchase price over the fair value of the net assets acquired.

    In February 1996, the Company purchased a 65% interest in NST for approximately $1,200. This transaction was accounted for as a purchase resulting in an intangible asset for the insignificant excess of the purchase price of NST over the fair value of the net assets. The accounts of NST have been included in the consolidated financial statements subsequent to February 1996.

    In September 1996, the Company purchased a 49% interest in GUTS for approximately $1,200. In February 1998, the Company acquired an additional 2% interest in GUTS for $80, increasing its ownership interest to 51%. However, because the Company does not have voting control over all significant matters of GUTS, the investment in and results of operations of GUTS are included in the consolidated financial statements using the equity method of accounting. The purchase of the additional interest in GUTS has been accounted for as a purchase resulting in an intangible asset for the insignificant excess of the purchase price of GUTS over the fair value of the net assets.


    In February and October 1997, the Company purchased a total of 49% of the voting stock of Wacos for approximately $322.



    In October and December 1997 SOFTBANK acquired a 40% voting interest in Wacos for $5,129.



    In December 1999 the Company issued 3,691,534 shares of Series G preferred stock in exchange for SOFTBANK's 4,103,465 shares in Wacos. As a result of the common control that existed between the Company, SOFTBANK and Wacos during this period of ownership this exchange of shares was made at historic cost. The Company has retroactively accounted for its acquisition of Wacos as if the original investment by SOFTBANK had been made by the Company.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6. ACQUISITION OF COMPANIES: (CONTINUED)


    In December 1999, the Company completed the purchase of the non-affiliated minority interests in its Wacos, Inc subsidiary with the issuance of 832,182 shares of Series G preferred stock and $9,688 of common stock options valued using Black-Scholes. The aggregate purchase price of Wacos, Inc. was approximately $20,843 which, based upon an independent appraisal of all assets acquired and liabilities assumed, was allocated to the specifically identifiable tangible and intangible assets acquired. Intangible assets included approximately $3,992 of in-process research and development which was charged to operations in December 1999, $240 of assembled workforce and approximately $16,528 of excess purchase price over the fair market values of the tangible and identified intangible assets, being amortized over periods of three to five years.



    The values of Wacos' in-process research and development projects were estimated by an excess income approach. Management revenue and operating expense projections were reduced by appropriate amounts to reflect a fair return on the net tangible and collateral intangible assets to be employed in realizing the forecasted net incomes. The resulting forecasted "excess" income figures were discounted to present value using a 40% rate of return, reflecting the technological, market and other risks associated with the subject technologies and future products. The discounted excess incomes were summed and then, in accordance with methodology approved by the Securities and Exchange Commission, reduced by an appropriate percentage completion factor for each project to account for the anticipated remaining research and development factors.



    At the time of the Wacos acquisition, Wacos was engaged in three distinct in-process research and development projects in relation to its Internet Protocol based switching system. These projects were in various stages of development but none had reached the point where technological feasibility had been established.



Purchased research and development..........................  $ 3,992
Fair value of net assets acquired...........................       83
Fair value of identified intangible assets..................      240
Excess of costs of acquiring Wacos over fair value of net
  assets (goodwill).........................................   16,528
                                                              -------
                                                              $20,843
                                                              =======


7. DISTRIBUTION TO SHAREHOLDERS:


    In August 1999 the Company distributed to its shareholders the net assets of a previously consolidated yet unrelated business which was acquired in 1997. This business, which operated in a dissimilar market segment, has been managed and financed, in all significant respects, as if it were autonomous from the Company. These financial statements have been prepared as if the acquired business was distributed on the original date of purchase in 1997. The original purchase price totalling $75,830 comprised cash of $50,820, notes payable and other acquisition costs of $11,185, the issuance of 2,540,000 shares of UTStarcom common stock valued at $13,825 and additional shares of UTStarcom stock and warrants to be determined based on the post acquisition performance of the acquired business. Common and Series E preferred stock was issued in 1998 and subsequently amended in 1999. A warrant to purchase common stock with a Black-Scholes value of $1,983 was issued in 1998 and was subsequently amended in 1999, resulting in a net value of $389 at December 31, 1999.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. INVENTORIES:


    As of December 31, 1998 and 1999 inventories consist of the following:



                                                              1998       1999
                                                            --------   --------
Raw materials.............................................  $ 9,572    $31,461
Work in process...........................................    6,518      4,356
Finished goods............................................    5,895     25,802
                                                            -------    -------
                                                            $21,985    $61,619

Less allowance for obsolete inventory.....................    2,445      6,415
                                                            -------    -------
                                                            $19,540    $55,204
                                                            =======    =======


9. PROPERTY, PLANT AND EQUIPMENT:


    As of December 31, 1998, and 1999 property, plant and equipment consists of the following:



                                                              1998       1999
                                                            --------   --------
Buildings.................................................  $   362    $   145
Leasehold improvements....................................      128      1,640
Automobiles...............................................      903      1,173
Equipment and furniture...................................   10,670     11,719
                                                            -------    -------
                                                             12,063     14,677
Less accumulated depreciation.............................    3,718      6,510
                                                            -------    -------
                                                            $ 8,345    $ 8,167
                                                            =======    =======



    Depreciation expense was $1,215, $2,402 and $2,681 for the years ended December 31, 1997, 1998 and 1999 respectively.



10. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY:



    The Company's interest in its unconsolidated subsidiary, GUTS, was as follows:



                                                                1998       1999
                                                              --------   --------
Investment in GUTS..........................................   $2,070     $3,418
                                                               ======     ======



    In September 1996, the Company purchased a 49% interest in GUTS. In February 1998, the Company acquired an additional 2% interest in GUTS, increasing its ownership interest to 51%. However, because the Company does not have voting control over all significant matters of GUTS, the investment in and results of operations of GUTS are included in the consolidated financial statements using the equity method of accounting.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


10. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY: (CONTINUED)



    Condensed combined financial information for the unconsolidated investments in GUTS is as follows:



                                                             1998       1999
                                                           --------   --------
Current assets...........................................  $ 13,686   $13,738
Noncurrent assets........................................     1,139       866
Current liabilities......................................   (10,062)   (9,071)
Noncurrent liabilities...................................       (49)       --
                                                           --------   -------
Total shareholders' equity...............................     4,714     5,533
Other shareholders' shares of equity.....................     2,310     2,711
                                                           --------   -------
UTStarcom's share of equity..............................     2,404     2,822
Goodwill and other items.................................      (334)      596
                                                           --------   -------
Investment in unconsolidated subsidiary..................  $  2,070   $ 3,418
                                                           ========   =======



                                                     1997       1998       1999
                                                   --------   --------   --------
Net sales........................................   $7,772    $ 10,995   $16,004
Gross profit.....................................      893       8,651     2,366
Operating income (loss)..........................       (7)        956     1,067
Net income.......................................      100         652       820
                                                    ------    --------   -------
UTStarcom's share of net income..................       49         333       418
Goodwill and others..............................     (285)       (285)      645
                                                    ------    --------   -------
Equity in net income (loss) of subsidiary........   $ (236)   $     48   $ 1,063
                                                    ======    ========   =======



    Product sales to GUTS for the years ended December 31, 1997, 1998 and 1999 were $5,988, $4,533 and $1,999. There were no purchases from GUTS for the same period,



11. INTANGIBLE ASSETS:



    As of December 31, 1998, and 1999 intangible assets consists of the following:



                                                               1998       1999
                                                             --------   --------
Excess of purchase price over net assets acquired..........   $1,816    $17,717
Less accumulated amortization..............................      231        504
                                                              ------    -------
                                                              $1,585    $17,213
                                                              ======    =======



    Amortization expense was $40, $120 and $273 for the years ended December 31, 1997, 1998 and 1999 respectively.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


12. RELATED PARTY DEBT:



    Payable to related parties and debt to shareholder at December 31, 1998 and 1999 consist of the following:



                                                              1998       1999
                                                            --------   --------
Payable to related party(1)...............................  $ 1,311         --
                                                            =======    =======

Debt to shareholder--SOFTBANK CORP.(2)....................  $26,250         --
Debt to shareholder--SOFTBANK CORP.(3)....................       --      8,745
                                                            -------    -------
Total debt to shareholder.................................  $26,250    $ 8,745
                                                            =======    =======


------------------------


(1) Amount bears interest at a rate of 5.5% per annum and has no scheduled payment terms. As of December 31, 1999, the entire loan was paid off.



(2) In June 1998, the Company entered into a loan agreement with SOFTBANK CORP. (SOFTBANK), the Company's principal shareholder, for the total amount of $25,000. As of December 31, 1999, the entire loan was paid off.



(3) Jitong, a company in China with which the Company had a management consulting agreement, paid UTSC $8,745 for the repayment of a loan made by SOFTBANK to Jitong. Repayment of this amount to SOFTBANK is planned for the first quarter of 2000. This payable is a non interest bearing balance.



13. THIRD PARTY DEBT:



    The following represents the outstanding borrowings at December 31, 1998 and 1999:



NOTE                                       RATE              MATURITY         1998       1999
----                                -------------------  -----------------  --------   --------
Bank of China(1)..................  From 5.58% to 6.40%  From 2/00 to 7/00  $ 9,398    $27,108

Industrial & Commercial Bank of
  China(2)........................  6.57%                2/00                 1,446      1,446

Commercial Bank of Hangzhou(3)....  6.44%                10/00                   --      6,024

Other.............................  Various              Various                 21         15
                                    -------------------  -----------------  -------    -------
Total debt........................                                          $10,865    $34,593
                                                                            =======    =======


------------------------


(1) Guaranteed by the Company and the minority shareholder of HUTS. This represents drawings on the Company's line of credit with the bank. This line of credit allows for borrowings of up to $48,193; therefore, $21,085 is available under this facility at December 31, 1999.



(2) Collateralized by $1,500 deposited with the bank. This line of credit allows for borrowings of up to $1,446 and matures on February 3, 2000.



(3) Guaranteed by HUTS. This line allows for borrowings of up to $12,048 and matures in October 2000.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


14. OTHER CURRENT LIABILITIES:



    Other current liabilities at December 31, 1998 and 1999 consist of the following:



                                                              1998       1999
                                                            --------   --------
Accrued contract costs....................................    7,204     19,373
Accrued compensation and bonus............................    1,944      3,493
Accrued other taxes.......................................       --        618
Warranty costs............................................      997      1,236
Other.....................................................    2,673      4,381
                                                            -------    -------
                                                            $12,818    $29,101
                                                            =======    =======



15. PROVISION FOR INCOME TAXES:


    United States and foreign income (loss) before income taxes, loss on discontinued operations, and minority interest were as follows:


                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
United States....................................  $  (123)   $(4,928)   $(16,190)
Foreign..........................................   (1,161)     6,030      32,622
                                                   -------    -------    --------
                                                   $(1,284)   $ 1,102    $ 16,432
                                                   =======    =======    ========



    Undistributed foreign earnings at December 31, 1999 amounted to $38,355.


    The components of the provision for income taxes are as follows:


                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1997       1998       1999
                                                      --------   --------   --------
CURRENT:
  Federal...........................................   $ 176      $    9    $   266
  State.............................................      50           1        493
  Foreign...........................................     190         934      1,700
DEFERRED:
  Federal...........................................     113         632     (2,024)
  State.............................................      15        (239)       (34)
  Foreign...........................................    (144)         86       (244)
                                                       -----      ------    -------
                                                       $ 400      $1,423    $   157
                                                       =====      ======    =======

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


15. PROVISION FOR INCOME TAXES: (CONTINUED)



    Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of net deferred tax assets is as follows:



                                                      U.S.      CHINA      TOTAL
                                                    --------   --------   --------
DECEMBER 31, 1998:
Deferred tax assets:
Net operating loss carryforward...................  $ 1,459     $   --    $ 1,459
Allowances and reserves...........................      475        454        929
Tax credit carryforwards..........................    1,168         --      1,168
                                                    -------     ------    -------
  Total deferred tax assets.......................    3,102        454      3,556
Deferred tax liabilities:
Accelerated depreciation..........................     (280)        --       (280)
                                                    -------     ------    -------
                                                      2,822        454      3,276
Valuation allowance...............................   (1,629)        --     (1,629)
                                                    -------     ------    -------
  Net deferred tax assets.........................  $ 1,193     $  454    $ 1,647
                                                    =======     ======    =======



                                                      U.S.      CHINA      TOTAL
                                                    --------   --------   --------
DECEMBER 31, 1999:
Deferred tax assets:
Net operating loss carryforward...................  $ 1,363     $   --    $ 1,363
Future period compensation deductions.............  $ 1,362     $   --    $ 1,362
Allowances and reserves...........................    1,625      1,222      2,847
Tax credit carryforwards..........................    2,834                 2,834
                                                    -------     ------    -------
  Total deferred tax assets.......................    7,184      1,222      8,406
Deferred tax liabilities:
Accelerated depreciation..........................     (277)        --       (277)
                                                    -------     ------    -------
                                                      6,907      1,222      8,129
Valuation allowances..............................   (2,788)      (524)    (3,312)
                                                    -------     ------    -------
  Net deferred tax assets.........................  $ 4,119     $  698    $ 4,817
                                                    =======     ======    =======


    Net deferred tax assets are included in other assets on the balance sheet.


    As of December 31, 1999, the Company has research and development credit carryforwards of approximately $1,196 for federal tax purposes expiring in varying amounts between 2017 and 2019. As of December 31, 1999 the Company has federal and state net operating loss carryovers of $4,033 and $8,059, respectively which were acquired from Wacos in a merger on December 14, 1999. The federal net operating loss carryovers will expire in 2019. The state net operating loss carryovers will expire in

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


15. PROVISION FOR INCOME TAXES: (CONTINUED)



varying amounts between 2002 and 2004. Management believes that the Company's ability to use their deferred tax assets is limited based on the expectation that they will not be able to fully utilize either the tax net operating losses or the research and development credits generated by Company's other research and development center in the US. Management also believes that the Company's ability to fully utilize the benefit of certain reserves in UTSC are also limited. The Company has created a full valuation allowance against all of these deferred tax assets.



    During 1999 the Company recognized and wrote off a deferred tax asset of $868 for the tax effect of acquired net operating losses utilized in 1999. The recording of the asset was offset by a corresponding reduction in goodwill recognized on the acquisition of Wacos. The write off was recorded as a reduction of the deferred tax benefit recorded for 1999.



    UTSC and HUTS were granted tax holidays which started to phase out in 1999. The net impact of these tax holidays was to decrease net loss by approximately $871 in 1997, increase net income by approximately $305 for the year ended December 31, 1998, and increase net income of UTSC and HUTS by approximately $4,545 for the year ended December 31, 1999. One time tax refunds of $360 were received during the year ended December 31, 1999.


    The difference between the Company's effective income tax rate and the Federal statutory rate is reconciled below:


                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                1997          1998          1999
                                                              --------      --------      --------
Federal statutory rate......................................     (34)%         34%           34%
State taxes, net of federal income tax benefit..............       6           (6)           (3)
Permanent differences.......................................      (4)           9            14
Effect of difference in foreign taxes rates.................     (30)         (19)          (31)
Change in valuation allowance...............................     117           44            15
Other.......................................................      (8)           7           (28)
                                                                ----          ---           ---
Effective rate..............................................      47%          69%            1%
                                                                ====          ===           ===



    The high effective tax rate in 1998 reflects the valuation allowances on net operating losses generated by Wacos for which management expects to receive no future benefit. The effect of the valuation allowances on the Company's consolidated effective tax rates in 1997 and 1998 is pronounced because the Company's income (loss) before taxes and minority interest was relatively small in comparison to the Wacos net operating losses in those years.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


16. CONVERTIBLE PREFERRED STOCK:



    Preferred stock at December 31, 1999 consists of the following:



                                                     SHARES
                                            ------------------------   LIQUIDATION
SERIES                                      AUTHORIZED   OUTSTANDING     AMOUNT
------                                      ----------   -----------   -----------
A.........................................   4,000,000    2,850,000      $  2,850
B.........................................  16,000,000   14,492,752        30,000
C.........................................  14,000,000   13,589,056        46,746
D.........................................   8,200,000    8,032,128        50,000
E.........................................  38,000,000   20,122,370        38,234
F.........................................   8,000,000    6,767,316        54,999
G.........................................  11,000,000    4,523,700        36,779
                                            ----------   ----------      --------
  Total...................................  99,200,000   70,377,322      $259,608
                                            ==========   ==========      ========


    Each share of preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. Each series of preferred stock will automatically convert upon the earliest of the closing date of an underwritten public offering of the Company's common stock with aggregate proceeds of at least $8,000, or at the option of the holders of the outstanding shares of such series. The Company has reserved common shares sufficient to cover any conversion.

    Holders of the preferred stock are entitled to one vote for each share of common stock into which such shares may be converted.


    Each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock entitles the holder to receive annual noncumulative dividends of $0.05, $0.104, $0.172, $0.311, $0.272, $0.406, and $0.407
respectively, in preference to holders of shares of common stock, if and when declared by the Board of Directors. No dividends have been declared to date.



    In the event of any liquidation or dissolution, the holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G would be entitled to receive $1.00, $2.07, $3.44, $6.225, $1.90, $8.127 and $8.130 per share, respectively, plus all declared but unpaid dividends prior and in preference to any distribution to holders of common stock. After payment has been made to the holders of the preferred stock, any remaining assets shall be distributed ratably among the holders of the preferred and common stock based on the number of shares of common stock held, or, in the case of preferred stock, the number of shares of common stock which the preferred stock could be converted into. If the Company's assets are insufficient to provide for a full preference amount for the preferred stock outstanding, then such assets shall be distributed ratably among the holders of the preferred stock in proportion to the preferential amount each such holder would be entitled to receive.


    At December 31, 1996, preferred shares and accreted dividends were classified outside of stockholders' equity because of their mandatory redemption feature. In December 1997, the shareholders approved the Eighth Amended and Restated Certificate of Incorporation, which eliminated the mandatory redemption and cumulative annual dividend features of all outstanding series of preferred stock. Accordingly, the preferred stock was recorded in stockholders' equity, and the

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


16. CONVERTIBLE PREFERRED STOCK: (CONTINUED)


accreted dividends amounting to $270, $1,097 and $4,578 in 1995, 1996 and 1997, respectively, were recorded in additional paid-in capital.


    During 1997, the Company offered to all its common stockholders the option of exchanging shares of common stock for shares of Series E preferred stock. As of December 31, 1999, the exchange had been completed, and the Company had issued 19,726 shares of Series E preferred stock in connection with this exchange.



    The Series F preferred stock issuance included a beneficial conversion feature pursuant to which the preferred shares convert into common shares on a one-for-one basis at a price below the expected offering price upon the completion of the Company's initial public offering. This resulted in a charge to net income available to common stockholders in the fiscal period ending December 31, 1999 of approximately $16,067.



17. STOCKHOLDERS' EQUITY:



    In connection with the grant of certain stock options to employees and members of the Board of Directors, the Company recorded deferred stock compensation of $12,219 in 1999, representing the difference between the deemed fair value of common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity, with amortization recorded over the four year vesting period. The Company recorded amortization of deferred stock compensation of approximately $4,491 during the year ended December 31, 1999. At
December 31, 1999 approximately $7,728 remained to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories.



18. COMMON STOCK WARRANTS:


    In May 1994, the Company issued warrants to purchase 582,000 shares of common stock at $0.345 per share through May 31, 1999. These warrants were issued in conjunction with the Company's Series A preferred stock financing. The warrants were exercised for $200 in October 1997.


    In December 1998, the Company issued warrants to purchase 2,000,000 shares of common stock at $6.25 per share as part of the acquisition and distribution of assets to the Company's shareholders as discussed in Note 7. The fair value of the warrants $1,983 was determined using a Black-Scholes model. On September 30, 1999, the Company amended the distribution value, and the number of shares which may be issued upon exercise of the warrant was reduced to 500,000 shares. The fair value of the warrants was reduced to $389.



19. STOCK OPTION PLANS:



    1992 OMNIBUS EQUITY INCENTIVE PLAN. On April 12, 1992, the Board of Directors adopted our 1992 Omnibus Equity Incentive Plan, which our stockholders ratified on December 9, 1994. Under the 1992 plan, directors, employees and consultants were eligible to acquire shares of common stock pursuant to options, stock purchase rights and stock appreciation rights. At the time of adoption, 2,400,000 shares of common stock were reserved for issuance under the 1992 plan. As of December 31, 1999 there were 1,620,328 shares authorized for issuance under the 1992 plan, and options to purchase 41,728 shares of

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


19. STOCK OPTION PLANS: (CONTINUED)



common stock were outstanding. On July 31, 1995, the Board of Directors elected not to grant any further options under the 1992 plan.



    THE 1995 STOCK PLAN. On July 31, 1995, the Board of Directors adopted, and in October 1995, our stockholders approved, our 1995 Stock Plan. Under the 1995 plan, officers, employees and consultants were eligible to acquire shares of common stock pursuant to options or stock purchase rights. At the time of adoption, 3,705,232 shares of common stock were reserved for issuance under the 1995 plan. In 1995 and 1996, our Board and stockholders added an additional 5,400,000 shares to the 1995 plan, raising the total number of authorized shares reserved under the 1995 plan to 9,105,232. As of December 31, 1999, there were 6,711,744 shares authorized for issuance under the 1995 plan and options to purchase 6,125,644 shares of common stock were outstanding under the 1995 plan. On January 31, 1997, the Board of Directors elected not to grant any further options under the 1995 plan. Upon the adoption of the 1997 plan, all remaining unissued shares under the 1995 plan not already subject to options or other awards ceased to be reserved for issuance under the 1995 plan.



    THE 1997 STOCK PLAN. On January 31, 1997, the Board of Directors adopted, and our stockholders approved, our 1997 Stock Plan. Under the 1997 plan, officers, employees and consultants are eligible to receive options to purchase shares of common stock and stock purchase rights. Under the plan, we are authorized to issue up to 8,499,018 shares of common stock as of December 31, 1999. As of December 31, 1999, 8,238,342 shares have been issued and are outstanding. Upon the closing of this offering, the plan will be authorized to issue up to 10,524,574 shares of common stock. The number of shares issuable under the plan will be increased annually on the first day of each fiscal year beginning in 2001 by an amount equal to lesser of 6,000,000 shares or 4% of the outstanding shares of our common stock on that date, or a lesser amount determined by the Board.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


19. STOCK OPTION PLANS: (CONTINUED)


    Options under the Company's stock option plans may be either "Incentive Stock Options", as defined under Section 422 of the Internal Revenue Code, or "Nonqualified Options". A summary of activity under the Plans follows:


                                                                                   WEIGHTED
                                                SHARES AVAILABLE   NUMBER OF       AVERAGE
                                                   FOR GRANT         SHARES     EXERCISE PRICE
                                                ----------------   ----------   --------------
Options Outstanding December 31, 1996.........      7,257,300       7,759,058        $1.07

Options Granted...............................     (1,735,178)      1,735,178        $2.50
Options Exercised.............................             --        (184,002)       $1.14
Options Forfeited or Expired..................     (1,733,838)       (358,886)       $2.06
                                                   ----------      ----------        -----
Options Outstanding December 31, 1997.........      3,788,284       8,951,348        $1.31

Options Granted...............................     (2,611,198)      2,611,198        $3.53
Options Exercised.............................             --        (483,544)       $1.00
Options Forfeited or Expired..................      1,120,010      (1,424,380)       $2.71
                                                   ----------      ----------        -----
Options Outstanding December 31, 1998.........      2,297,096       9,654,622        $1.72

Options Granted...............................     (6,055,310)      6,055,310        $5.65
Options Exercised.............................             --        (555,911)       $0.95
Options Forfeited or Expired..................        720,901        (748,307)       $3.54
Options authorized during 1999................      3,209,556              --           --
                                                   ----------      ----------        -----
Options Outstanding December 31, 1999.........        172,243      14,405,714        $3.25
                                                   ==========      ==========        =====



    Options to purchase 8,067,276 shares were exercisable as of December 31, 1999.



    The following table summarizes information with respect to stock options outstanding as of December 31, 1999:



                                        AVERAGE      WEIGHTED
                                       REMAINING     AVERAGE                     WEIGHTED
  RANGE OF EXERCISE       SHARES      CONTRACTUAL    EXERCISE     SHARES         AVERAGE
        PRICE           OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE   EXERCISE PRICE
---------------------   -----------   ------------   --------   -----------   --------------
              $0.0625      383,418         8.56      $0.0625       163,073        $0.0625
      $0.2500-$0.8538    5,258,476         3.73      $0.8260     5,040,940        $0.8508
      $0.9375-$2.2768    2,053,798         3.76      $1.8769     1,973,800        $1.9087
        $2.500-$4.000    1,866,006         7.77      $3.3347       577,595        $3.3363
              $4.0982       21,326         9.03      $4.0982        21,326        $4.0982
      $4.5000-$9.3800    4,822,690         9.62      $6.6803       290,542        $8.5395
---------------------   ----------         ----      -------     ---------        -------
      $0.0625-$9.3800   14,405,714         6.37      $3.2452     8,067,276        $1.5572
=====================   ==========         ====      =======     =========        =======


    The Company has elected to account for employee stock-based compensation under APB 25 and has provided the following information as required by SFAS 123, "Accounting for Stock-Based Compensation."

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


19. STOCK OPTION PLANS: (CONTINUED)


    The following assumptions were used to calculate the fair value of the options granted:


                                                           1997          1998          1999
                                                         --------      --------      --------
Expected remaining term in years...................         2.8          3.51          2.41
Weight average risk-free interest rate.............        5.67%         4.91%         6.10%
Expected dividend rate.............................        0.00%         0.00%         0.00%


    Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of stock-based awards to employees.


    The weighted average fair value per share of those options granted in 1997, 1998 and 1999 was $0.22, $0.82 and $3.25, respectively.


    Using the above method and assumptions, the Company's net income (loss) applicable to common stock and earnings (loss) per share, on a pro forma basis, would have been:


                                                              EARNINGS    EARNINGS
                                                               (LOSS)      (LOSS)
                                                 NET INCOME   PER SHARE   PER SHARE
                                                   (LOSS)       BASIC      DILUTED
                                                 ----------   ---------   ---------
YEAR ENDED:
DECEMBER 31, 1997:
  Actual.......................................   $    30      $ 0.00      $ 0.00
                                                  =======      ======      ======
  Pro forma....................................   $  (317)     $(0.04)     $(0.04)
                                                  =======      ======      ======
DECEMBER 31, 1998:
  Actual.......................................   $  (300)     $(0.04)     $ 0.00
                                                  =======      ======      ======
  Pro forma....................................   $  (775)     $(0.10)     $(0.01)
                                                  =======      ======      ======
DECEMBER 31, 1999:
  Actual.......................................   $(3,558)     $(0.41)     $(0.41)
                                                  =======      ======      ======
  Pro forma....................................   $(5,506)     $(0.63)     $(0.63)
                                                  =======      ======      ======


    These pro forma results are not necessarily indicative of results which may be expected in the future as additional grants are made each year and options vest over several years.


    In addition, the Company granted 589,964 options to non-employees in 1999. The exercise price for all non-employee options ranges from $0.063 to $9.38. Using a volatility of 40% a compensation expense of $1,648 was calculated using the Black-Scholes model and was charged to selling, general and administrative expenses. Non-employees were granted a total of 909,880 options during the four years ended December 31, 1999 that are required to be remeasured at each balance sheet date and charged to sales, general, and administrative expense over the vesting period.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


20. COMMITMENTS AND CONTINGENCIES:


LEASES:


    The Company and its subsidiaries lease certain facilities under noncancelable operating leases, which expire at various dates through 2004. The minimum future lease payments under the leases are December 31, 1999 are as follows:



                                                              OPERATING LEASES
                                                              ----------------
Years ending:
  2000......................................................       $1,135
  2001......................................................        1,085
  2002......................................................          982
  2003......................................................          323
  2004......................................................          403
                                                                   ------
  Total minimum lease payments..............................       $3,928
                                                                   ======



    Rent expense for the years ended December 31, 1997, 1998 and 1999 is $1,376, $1,846, and $1,840, respectively.


LITIGATION:

    The Company and its subsidiaries may become involved in legal proceedings, claims and litigation from time to time arising in the ordinary course of business. In the opinion of management, the outcome of such current legal proceedings, claims and litigation will not have a material effect on the Company's consolidated operating results, cash flows or financial position.

GUARANTEE:


    In conjunction with a sale of equipment, HUTS has guaranteed a bank loan incurred by a UTSC customer. As of December 31, 1999, the total amount of debt guaranteed by the Company was $1,552. The debt carries an interest rate of 6.993% per annum and is payable in 3 installments with the final installment due December 30, 2001.



21. 401(k) PLAN:



    The Company sponsors a 401(k) plan in which all employees are eligible to participate immediately upon employment. Matching contributions are at the discretion of the Company. The Company made no matching contribution to the plan during 1997, 1998 or 1999.



22. OPERATING RISKS:


FINANCIAL RISKS:


    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and accounts receivable. The Company places its temporary cash investments with several financial institutions. Approximately $4,877, $11,444 and $43,635 of the Company's cash was on deposit in foreign accounts at December 31, 1997, 1998 and 1999, respectively. The Company invests excess cash in highly liquid investments with original maturity of three months or

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


22. OPERATING RISKS: (CONTINUED)


less, such as certificates of deposit and money market funds, which the Company believes have limited exposure to risk.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS:


    No customer in the continuing operations accounted for more than 10% of the Company's sales during 1997 and 1998. The company's first and second largest customers accounted for 30% and 11% of the Company's sales and 39% and 6% of the accounts receivable respectively, as of December 31, 1999. Over 90% of the Company's sales during 1999 were to entities affiliated with the government of China or state owned enterprises. Accounts receivable balances from these China government affiliated entities or state owned enterprises were $83,825 as of December 31, 1999. The Company extends credit to its customers generally without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for uncollectible accounts.



    No vendor accounted for more than 10% of the Company's cost of sales during 1997 and 1998. One vendor, a related party, accounted for 47% of the Company's cost of sales and 8% of accounts payable as of December 31, 1999.


COUNTRY RISKS:


    Over 99% of the Company's sales for 1999 were made in China. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China's economy. The Company's operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.



    Specifically, remittances from China which are of a capital nature, such as the repayment of bank loans denominated in foreign currencies, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency. Although the payment of cash dividends is permitted so long as the subsidiaries have sufficient reserves and adequate amounts of Renminbi to purchase foreign currency, regulations restrict the ability of the subsidiaries to transfer funds to the Company through intercompany loans and advances. The Company had net assets at December 31, 1999 of approximately $63,000 located in China compared to the Company's total net assets of $150,000.



23. SUBSEQUENT EVENTS:



    In December 1999, the Board of Directors authorized the management of the Company to file a Registration Statement with the Securities and Exchange Commission concerning the proposed sale of the shares of its common stock to the public. Upon completion of this proposed sale, all outstanding shares of the Company's convertible preferred stock will automatically convert into common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the convertible preferred stock upon the Company's initial public offering, is disclosed in the accompanying unaudited pro forma stockholders' equity balance sheet.

              PRO FORMA COMBINED FINANCIAL INFORMATION (UNAUDITED)



    The following unaudited pro forma information presents the combined results of operations as if the acquisition of the minority interest in Wacos had occurred at the beginning of 1999. The pro forma information is not necessarily indicative of what would have occurred had the acquisition taken place as of January 1, 1999, nor is it indicative of future results of operations.



    See notes to unaudited pro forma combined financial information for further detail on the accounting treatment.

                        UTSTARCOM, INC. AND SUBSIDIARIES
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                   FOR THE YEAR ENDED DECEMBER 31, 1999
                                                        -----------------------------------------------------------
                                                                                              PRO FORMA
                                                        UTSTARCOM    WACOS(A)    COMBINED    ADJUSTMENTS    TOTAL
                                                        ----------   ---------   ---------   -----------   --------
Net sales.............................................   $187,516                $187,516      $           $187,516
Cost of sales.........................................    111,587                 111,587                   111,587
                                                         --------    --------    --------      -------     --------
Gross profit..........................................     75,929                  75,929                    75,929
Operating expenses:
  Selling, general and administrative expenses........     32,513                  32,513                    32,513
  Research and development expenses...................     17,364                  17,364                    17,364
  Amortization of deferred stock compensation.........      4,491                   4,491                     4,491
  Amortization of intangible assets...................        273                     273        3,078(1)     3,351
  In-process research and development costs...........      3,992                   3,992       (3,992)(2)       --
                                                         --------    --------    --------      -------     --------
Total operating expenses..............................     58,633                  58,633         (914)      57,719
                                                         --------    --------    --------      -------     --------
Operating income (loss)...............................     17,296                  17,296          914       18,210
Interest income (expenses)............................     (1,047)                 (1,047)                   (1,047)
Other income (expenses)...............................     (1,165)                 (1,165)                   (1,165)
Equity in net income of affiliated companies..........      1,348                   1,348                     1,348
                                                         --------    --------    --------      -------     --------
Income (loss) before income taxes and minority
  interest............................................     16,432                  16,432          914       17,346
Income tax expense (benefit)..........................        157                     157                       157
                                                         --------    --------    --------      -------     --------
Income (loss) before minority interest................     16,275                  16,275          914       17,189
Minority interest in (earnings) loss of consolidated
  subsidiaries........................................     (2,110)                 (2,110)                   (2,110)
                                                         --------    --------    --------      -------     --------
Income (loss) from continuing operations..............   $ 14,165                $ 14,165      $   914     $ 15,079
                                                         ========    ========    ========      =======     ========
Loss from discontinued operations.....................     (1,656)                 (1,656)                   (1,656)
                                                         --------    --------    --------      -------     --------
Net income............................................     12,509                  12,509          914       13,426
Beneficial conversion feature of Series F convertible
  preferred stock.....................................    (16,067)                (16,067)                  (16,067)
                                                         --------    --------    --------      -------     --------
Net income (loss) applicable to common stockholders...     (3,558)                 (3,558)         914       (2,644)
                                                         ========    ========    ========      =======     ========

Earnings per common share--basic......................                                                     $  (0.30)
                                                                                                           ========
Earnings per common share--diluted....................                                                     $  (0.30)
                                                                                                           ========
  Shares used in pro forma per-share
    calculation--basic................................                                                        8,678
                                                                                                           ========
  Shares used in pro forma per-share
    calculation--diluted..............................                                                        8,678
                                                                                                           ========



(A) Wacos statement of operations are consolidated within UTStarcom's statement of operations and no further adjustment is required.


 See accompanying notes to unaudited pro forma combined financial information.

                        UTSTARCOM, INC. AND SUBSIDIARIES


          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


    Pro forma adjustments for the unaudited pro forma statement of operations for the year ended 1999 are as follows:



    (1) Represents the allocation of purchase price for Wacos to goodwill and other intangible assets, which will be amortized over a period of three to five years. The intangible assets acquired are assembled workforce and goodwill;



    (2) Represents the in-process research and development charge resulting from the acquisition of the minority interest in Wacos, Inc., removed from the pro forma statement of operations as a non-recurring charge; and



    The pro forma combined statement of operations data presents our consolidated results of operations as if our acquisition of Wacos had occurred as of January 1, 1999. The pro forma information is not necessarily indicative of what would have occurred had the acquisition been made as of such period, nor is it indicative of future results of operations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                               10,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                 --------------
                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC

                           U.S. BANCORP PIPER JAFFRAY

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
Securities and Exchange Commission registration fee.........  $   42,504
NASD filing fee.............................................      16,600
Nasdaq National Market listing fee..........................      95,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     850,000
Blue sky fees and expenses..................................      10,000
Transfer agent and registrar fees...........................       5,000
Miscellaneous expenses......................................     180,896
                                                              ----------
Total.......................................................   2,000,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 145 of the Delaware General Corporation Law, we can indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative other than action by us or on our behalf, by reason of the fact that such person is or was one of our officers or directors, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. Under Delaware law, we may also indemnify officers and directors in an action by us or on our behalf under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to us in the performance of his or her duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

    Our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director's liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

    Our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

    We have entered, or concurrently with this offering, will enter, into indemnification agreements with our directors and officers, a form of which is attached as Exhibit 10.1 and incorporated by reference to this registration statement. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance. We intend to obtain directors' and officers' liability insurance, which will insure against liabilities that our directors or officers may incur in such capacities.

    The purchase agreement, a form of which is attached as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since December 1996, we have issued and sold the following securities which were not registered under the Securities Act:

        (i) Between October 1995 and December 1996, we issued and sold 14,492,752 shares of our Series B preferred stock to one investor for an aggregate purchase price of $29,999,996.64.

        (ii) Between December 1996 and January 1997, we issued and sold 13,589,056 shares of our Series C preferred stock to six investors for an aggregate purchase price of $46,746,352.64.

       (iii) In October 1997, we issued and sold 8,032,128 shares of our Series D preferred stock to two investors for an aggregate purchase price of $49,999,996.80.

        (iv) In October 1997, we issued 13,686,000 shares of our common stock to an entity in connection with our acquisition of Talent Group
    (International), Limited.

        (v) In October 1997, we issued and sold 581,824 shares of common stock to an entity for an aggregate purchase price of $200,002 upon the entity's exercise of warrants.

        (vi) Between October 1997 and March 1998, we issued an aggregate of 30,269,318 shares of our Series E preferred stock in a one-to-one exchange of our common stock held by participating stockholders.

       (vii) In February 1998, we issued a warrant to purchase 32,000 shares of our common stock at an exercise price of $2.50 per share to one investor.

      (viii) In September 1999, we issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $6.25 per share to one investor.


        (ix) Between November 1999 and December 1999, we issued and sold an aggregate of 6,767,316 shares of our Series F preferred stock to three investors for an aggregate purchase price of $55,000,000.


        (x) In December 1999, we issued an aggregate of 4,523,700 shares of our Series G preferred stock in connection with the acquisition of our subsidiary, Wacos, Inc., through a merger.

    The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensations as provided under Rule 701. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


      EXHIBITS
---------------------
  1.1*                  Form of U.S. Purchase Agreement.

  1.2*                  Form of International Purchase Agreement.

  2.1**                 Distribution Agreement dated July 30, 1999 between
                        UTStarcom, Inc. and DirecTouch Communications Limited.

  2.2**                 Agreement and Plan of Merger dated December 14, 1999 between
                        UTStarcom, Inc. and Wacos, Inc.

  3.1**                 Twelfth Amended and Restated Certificate of Incorporation of
                        UTStarcom, Inc., as currently in effect.

  3.2**                 Form of Thirteenth Amended and Restated Certificate of
                        Incorporation of UTStarcom, Inc. to be filed following the closing of the offering pursuant to this registration statement.

  3.3**                 Bylaws of UTStarcom, Inc. as currently in effect.

  3.4**                 Form of Amended and Restated Bylaws of UTStarcom, Inc. to be
                        in effect immediately following the closing of the offering pursuant to this registration statement.

  4.1*                  Specimen Common Stock Certificate.

  4.2** Third Amended and Restated Registration Rights Agreement dated December 14, 1999.

  5.1*                  Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.

 10.1**                 Form of Indemnification Agreement.

 10.2** 1992 Omnibus Equity Incentive Plan and form of related agreement.

 10.3**                 1995 Stock Plan and forms of related agreements.

 10.4** 1997 Stock Plan, as amended, and forms of related agreements.

 10.5** 2000 Employee Stock Purchase Plan and forms of related agreements.

 10.6**                 Common Stock Purchase Warrant dated February 5, 1998 between
                        UTStarcom, Inc. and Lintech Limited.

 10.7**                 Common Stock Purchase Warrant dated September 20, 1999
                        between UTStarcom, Inc. and Talent Group International, Ltd.

 10.8**                 Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Hong Lu.

 10.9**                 Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Ying Wu.

 10.10**+ Product Manufacture & License Agreement dated May 13, 1997 between UTStarcom, Inc. and Tollgrade Communications, Inc.

 10.11**+               Sales Agreement dated February 12, 1999 between UTStarcom
                        (China) Ltd. and BaoDing Telecommunication Bureau, Hebei
                        Province.

 10.12**+               Sales Contract dated August 23, 1999 between UTStarcom
                        (China) Ltd. and Xi'an Telecommunication Bureau.

 10.13**+               Technical License and Assistance Agreement dated
                        November 2, 1999 between UTStarcom, Inc. and Mitsubishi
                        Electric Corporation.

      EXHIBITS
---------------------
 10.14**+               Technical Assistance Agreement dated October 1, 1999 between
                        Matsushita Communication Industrial Co. Ltd. and UTStarcom,
                        Inc.

 10.15**+               Joint Product Development and Marketing Memorandum and
                        Understanding dated September 2, 1999 between UTStarcom,
                        Inc. and Matsushita Communication Industrial Co., Ltd.

 10.16**+               Joint Patent Filing Agreement dated December 1, 1998 between
                        UTStarcom, Inc. and Matsushita Communication Industrial Co.,
                        Ltd.

 10.17**                Loan Agreement dated June 15, 1998 between UTStarcom, Inc.
                        and SOFTBANK Corp.

 10.18(a)**+            Loan Agreement dated March 9, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(b)**+            Loan Agreement dated June 7, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(c)**+            Loan Agreement dated June 29, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(d)**+            Loan Agreement dated July 7, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(e)**+            Loan Agreement dated July 14, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(f)**+            Loan Agreement dated July 21, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(g)**+            Loan Agreement dated August 5, 1999 between Bank of China
                        and UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(h)**+            Loan Agreement dated August 17, 1999 between Bank of China and UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(i)**+            Loan Agreement dated September 2, 1999 between Bank of China and UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.18(j)**+            Loan Agreement dated September 17, 1999 between Bank of
                        China and UTStarcom Hangzhou Telecommunications Co., Ltd.

 10.19**+               Joint Venture Agreement dated July 31, 1997 between
                        UTStarcom, Inc. and Zhejiang Telecommunication Equipment
                        Factory.

 10.20**+               Joint Venture Agreement dated December 8, 1995 between
                        UTStarcom, Inc. and Chinese Guangdong Nanfeng
                        Telecommunication Group Co. Ltd.

 10.21**+               Joint Venture Agreement dated September 12, 1997 between
                        UTStarcom, Inc. and Zhejiang Nantian Post and
                        Telecommunication Development Group Co. Ltd.

 10.22**                Lease dated December 23, 1997 between UTStarcom, Inc. and
                        Tech Center Partners.

 10.23**                Lease Agreement dated April 1995, as amended, between
                        UTStarcom, Inc. and Metro Park Associates.

 10.24**                Lease Agreements dated December 31, 1997 and May 14, 1998
                        between Guangdong UTStarcom Telecom Co., Ltd. and Guangdong
                        Southern Telecom Group Huizhou Company.

 10.25**                Lease Contract dated December 15, 1996 between UTStarcom
                        (Hangzhou) Telecommunications Co., Ltd. and Yile Village,
                        Gudang Township.

      EXHIBITS
---------------------
 10.26+                 Purchase Agreement for P.R. China Market dated April 1, 1999 between UTStarcom Inc., Matsushita Electric Industrial Co.,
                        Ltd. and Matsushita Communication Industrial Co., Ltd.

 10.27 Information Service Project Contract dated June 1, 1998 between UTStarcom (China) Ltd. and China Jitong
                        Communication Co. Ltd.

 10.28                  Payment Agent Contract dated June 11, 1998 among UTStarcom,
                        UTStarcom (China) Ltd, Softbank Corporation and Jitong
                        Communication Co., Ltd.

 10.29 Agreement on Termination of Contract dated August 30, 1999 among UTStarcom, Inc., UTStarcom (China) Ltd., Softbank
                        Corporation and Jitong Communication Co., Ltd.

 10.30                  Exchange Agreement dated October 15, 1997 between UTStarcom,
                        Inc. and certain investors.

 10.31                  Exchange Agreement dated October 15, 1997 between UTStarcom,
                        Inc. and certain investors.

 10.32                  Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Bill Huang.

 10.33 Lease contract on Housing and Vacant Land at Yunshan Post and Telecommunication Industrial Village dated January 3,
                        2000 between Guangdong UTStarcom Telecom Co., Ltd. and
                        Guangdong Nanfang Communication Group, Huizhou Co.

 10.34*                 Loan Agreement dated October 8, 1996 between UTStarcom
                        (China) Co., Inc. and Bill X. Huang.

 10.35*                 Promissory Note Secured by Deed of Trust dated February 13,
                        1999 issued to UTStarcom, Inc. by Bill X. Huang and Minnie
                        Huang.

 21.1**                 List of Subsidiaries of UTStarcom, Inc. (see Note 1 to Notes
                        to Consolidated Financial Statements).

 23.1                   Consent of PricewaterhouseCoopers LLP.

 23.2                   Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in Exhibit 5.1)

 24.1**                 Power of Attorney (see page II-6).

 27.1**                 Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Previously filed.

+ Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, UTStarcom, Inc. has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Alameda, State of California, on the 31st day of January, 2000.


                                                       UTSTARCOM, INC.

                                                       By:              /s/ MICHAEL SOPHIE
                                                            -----------------------------------------
                                                                          Michael Sophie
                                                              CHIEF FINANCIAL OFFICER AND ASSISTANT
                                                                            SECRETARY

                               POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:



                   NAME                                      TITLE                         DATE
                   ----                                      -----                         ----
                    *
    ---------------------------------       Chairman of the Board of Directors       January 31, 2000
              Masayoshi Son

                    *                       President, Chief Executive Officer and
    ---------------------------------         Director (Principal Executive          January 31, 2000
              Hong Liang Lu                   Officer)

            /s/ MICHAEL SOPHIE              Chief Financial Officer and Assistant
    ---------------------------------         Secretary (Principal Financial and     January 31, 2000
              Michael Sophie                  Accounting Officer)

                    *
    ---------------------------------       Director                                 January 31, 2000
                 Ying Wu

                    *
    ---------------------------------       Director                                 January 31, 2000
               Charles Xue

                    *
    ---------------------------------       Director                                 January 31, 2000
             Yoshitaka Kitao

                    *
    ---------------------------------       Director                                 January 31, 2000
              Chauncey Shey

                    *
    ---------------------------------       Director                                 January 31, 2000
                Thomas Toy


*By:                   /s/ MICHAEL SOPHIE
             --------------------------------------
                         Michael Sophie
                        ATTTORNEY-IN-FACT

                                                                      SCHEDULE I


    Condensed Financial Information at December 31, 1998 and 1999 and for each of the three years ended December 31, 1999. All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.


         INDEPENDENT ACCOUNTANTS REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of UTStarcom, Inc.:


    Our audits of the consolidated financial statements are referred to in our report dated January 29, 2000, included an audit of the financial statement schedule listed in Item F-1 of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements.



/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
San Francisco, California
January 29, 2000

                                                                      SCHEDULE I


                        UTSTARCOM, INC. (UNCONSOLIDATED)
                           REGISTRANT BALANCE SHEETS
                (in thousands, except share and per share data)



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  6,447   $ 43,729
  Accounts receivable.......................................    65,433     42,107
  Receivable from related parties...........................        --        339
  Inventories...............................................     1,213     11,479
  Other.....................................................       218      4,857
                                                              --------   --------
Total current assets........................................    73,312    102,511
Property, plant and equipment, net..........................     3,453      3,867
Investment in affiliated companies..........................    28,462     56,075
Intangible assets, net......................................        --     15,777
Other.......................................................     1,459      3,080
                                                              --------   --------
Total assets................................................  $106,686    181,310
                                                              ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  2,542      4,501
  Third party debt..........................................        22         15
  Debt to shareholder and related parties...................    27,561         --
  Income taxes payable......................................       884      1,255
  Customer deposit..........................................        --        500
  Other.....................................................     3,341     14,797
                                                              --------   --------
Total current liabilities...................................    34,350     21,068
                                                              --------   --------

Stockholders' equity:
Convertible preferred stock: $0.0125 par value; authorized:
  99,200,000 shares; issued and outstanding 59,635,754 at
  December 31, 1998, and 70,377,322 at December 31, 1999;
  liquidation value of $259,608 at December 31, 1999........        74         88
Common stock: $0.00125 par value; authorized:
  142,800,000 shares; issued and outstanding: 9,172,864 at
  December 31, 1998, and 8,929,837 December 31, 1999,
  including shares held in treasury.........................        12         13
Common stock warrant........................................     1,983        389
Additional paid-in capital..................................    89,901    187,805
Deferred stock compensation.................................        --     (7,728)
Accumulated deficit.........................................   (16,307)   (19,865)
Notes receivable from shareholders..........................      (369)      (555)
Cumulative translation adjustment...........................        95         95
                                                              --------   --------
                                                                75,389    160,242
Less cost of common stock held in treasury,
  1,340,694 shares at December 31, 1998, and 0 shares at
  December 31, 1999.........................................    (3,053)        --
                                                              --------   --------
Total stockholders' equity..................................    72,336    160,242
                                                              --------   --------
Total liabilities and stockholders' equity..................  $106,686   $181,310
                                                              ========   ========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                      SCHEDULE I

                        UTSTARCOM, INC. (UNCONSOLIDATED)
                        CONDENSED INFORMATION AS TO THE
                             RESULTS OF OPERATIONS
                               OF THE REGISTRANT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Net sales...................................................  $44,896    $48,458     109,091
Cost of sales...............................................   32,718     36,293      95,854
                                                              -------    -------    --------
Gross profit................................................   12,178     12,165      13,237

Operating expenses:
  Selling, general and administrative expenses..............    6,074      5,914       5,641
  Research and development expenses.........................    7,500      9,297      11,681
  Amortization of intangible assets.........................       --         --         129
  Amortization of deferred stock compensation...............       --         --       4,491
  In-process research and development costs.................       --         --       3,992
                                                              -------    -------    --------
Total operating expenses....................................   13,574     15,211      25,934
                                                              -------    -------    --------
Operating income (loss).....................................   (1,396)    (3,046)    (12,697)

Interest income.............................................    1,344      3,754       3,839
Interest expense............................................    1,587     (1,016)     (1,639)
Equity in net income (loss) of affiliated companies.........   (2,556)     2,220      23,058
Other income (expenses).....................................       (8)      (925)        360
                                                              -------    -------    --------
Income (loss) before income taxes...........................   (1,029)       987      12,867
Income tax expense (benefit)................................      354        394      (1,298)
Income (loss) from continued operations.....................   (1,383)       593      14,165
                                                              -------    -------    --------
Income (loss) from discontinued operations..................    1,413       (893)     (1,656)
                                                              -------    -------    --------
Net income (loss)...........................................       30       (300)     12,509
                                                              =======    =======    ========
Beneficial conversion feature of Series F convertible
  preferred stock...........................................       --         --     (16,067)
                                                              -------    -------    --------
Net income (loss) applicable to common stockholders.........       --         --    $ (3,558)
                                                              =======    =======    ========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                      SCHEDULE I


                        UTSTARCOM, INC. (UNCONSOLIDATED)
          CONDENSED INFORMATION AS TO THE CASH FLOWS OF THE REGISTRANT
                                 (IN THOUSANDS)



                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $     30   $   (300)    12,509
Adjustments to reconcile net income (loss) to net cash used
  in operating activities:
  Depreciation and amortization.............................       519        841      1,199
  (Income) loss from discontinued operations................    (1,413)       893      1,656
  Write-off of in-process research and development costs....        --         --      3,992
  Equity (income) loss of affiliated companies..............     2,556     (2,220)   (23,058)
  Gain (loss) on sale of assets.............................       (65)       107         --
  Amortization of deferred stock compensation...............        --         --      4,492
  Stock option expenses for non-employees...................        --        411      1,649
  Provision for doubtful accounts...........................        81         30        (26)
  Provision for inventory obsolescence......................        52          4      1,218
  Changes in operating assets and liabilities:
    Accounts receivable and receivable from related
     parties................................................   (20,965)   (35,268)     4,226
    Inventories.............................................      (432)      (384)   (11,280)
    Other current and non-current assets....................      (168)       496         13
    Deferred tax assets.....................................        --     (1,235)    (2,302)
    Accounts payable and payable to related parties.........       392     16,000    (24,359)
    Income taxes payable....................................        --        884        768
    Other current liabilities...............................     1,232      2,586     11,273
    Deferred revenue........................................       (88)        --        500
                                                              --------   --------   --------
Net cash (used in) provided by operating activities.........   (18,269)   (17,155)   (17,530)
                                                              --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment..................    (1,456)    (2,122)    (1,422)
Investment in affiliates, net of cash acquired..............   (13,392)      (803)       108
Proceeds from disposal of property..........................       125         --        652
                                                              --------   --------   --------
Net cash used in investing activities.......................   (14,723)    (2,925)      (662)
                                                              --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of stock, net of expense...........................    61,088        480     55,481
Reacquired common stock.....................................    (1,100)      (453)        --
Return of investment to shareholders........................   (50,820)        --         --
Proceeds (aggregate) from borrowing, net....................       (14)        13         (7)
Payment on shareholder note receivable......................    35,000         --         --
                                                              --------   --------   --------
Net cash provided by financing activities...................    44,154         40     55,474
                                                              --------   --------   --------

Effects of exchange rates on cash...........................       (11)        --         --
                                                              --------   --------   --------
Net increase (decrease) in cash.............................    11,151    (20,040)    37,282
Cash and cash equivalents at beginning of period............    15,336     26,487      6,447
                                                              --------   --------   --------
Cash and cash equivalents at end of period..................  $ 26,487   $  6,447   $ 43,729
                                                              ========   ========   ========


   The accompanying notes are an integral part of these financial statements.

                                                                      SCHEDULE I

                                UTSTARCOM, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION


    UTStarcom, Inc., a Delaware corporation, is the parent company of all UTStarcom, Inc. subsidiaries. The accompanying condensed financial statements reflect the financial position, results of operations and cash flows of UTStarcom, Inc. on a separate basis. All subsidiaries of UTStarcom, Inc. are reflected as investments accounted for using the equity method. Accordingly, intercompany transactions have not been eliminated. No cash dividends were paid to UTStarcom, Inc. by its subsidiaries during the three years ended
December 31, 1999. For accounting policies and other information, see the Notes to Consolidated Financial Statements included elsewhere herein.

                                                                     SCHEDULE II



                                UTSTARCOM, INC.



                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES



              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999



                                 (IN THOUSANDS)



                                                                    ADDITIONS
                                                      BALANCE AT    CHARGED TO                BALANCE AT
                                                     BEGINNING OF   COSTS AND                   END OF
DESCRIPTION                                             PERIOD       EXPENSES    DEDUCTIONS   THE PERIOD
-----------                                          ------------   ----------   ----------   ----------
YEAR ENDED DECEMBER 31, 1997
Allowance for doubtful accounts....................     $  372        $2,949       $    9       $3,312
Provision for obsolete inventory...................     $  785        $1,261       $  267       $1,779
Accrued product warranty costs.....................     $  152        $  574       $  178       $  548

YEAR ENDED DECEMBER 31, 1998
Allowance for doubtful accounts....................     $3,312        $  875       $  230       $3,957
Provision for obsolete inventory...................     $1,779        $1,048       $  382       $2,445
Accrued product warranty costs.....................     $  548        $  879       $  430       $  997

YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts....................     $3,957        $6,006       $3,174       $6,789
Provision for obsolete inventory...................     $2,445        $5,695       $1,725       $6,415
Accrued product warranty costs.....................     $  997        $  481       $  242       $1,236

                                 EXHIBIT INDEX


      EXHIBITS
---------------------
      1.1*              Form of U.S. Purchase Agreement.

      1.2*              Form of International Purchase Agreement.

      2.1**             Distribution Agreement dated July 30, 1999 between
                        UTStarcom, Inc. and DirecTouch Communications Limited.

      2.2**             Agreement and Plan of Merger dated December 14, 1999 between
                        UTStarcom, Inc. and Wacos, Inc.

      3.1**             Twelfth Amended and Restated Certificate of Incorporation of
                        UTStarcom, Inc., as currently in effect.

      3.2**             Form of Thirteenth Amended and Restated Certificate of
                        Incorporation of UTStarcom, Inc. to be filed following the closing of the offering pursuant to this registration statement.

      3.3**             Bylaws of UTStarcom, Inc. as currently in effect.

      3.4**             Form of Amended and Restated Bylaws of UTStarcom, Inc. to be
                        in effect immediately following the closing of the offering pursuant to this registration statement.

      4.1*              Specimen Common Stock Certificate.

      4.2** Third Amended and Restated Registration Rights Agreement dated December 14, 1999.

      5.1*              Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.

     10.1**             Form of Indemnification Agreement.

     10.2** 1992 Omnibus Equity Incentive Plan and form of related agreement.

     10.3**             1995 Stock Plan and forms of related agreements.

     10.4** 1997 Stock Plan, as amended, and forms of related agreements.

     10.5** 2000 Employee Stock Purchase Plan and forms of related agreements.

     10.6**             Common Stock Purchase Warrant dated February 5, 1998 between
                        UTStarcom, Inc. and Lintech Limited.

     10.7**             Common Stock Purchase Warrant dated September 20, 1999
                        between UTStarcom, Inc. and Talent Group International, Ltd.

     10.8**             Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Hong Lu.

     10.9**             Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Ying Wu.

     10.10**+ Product Manufacture & License Agreement dated May 13, 1997 between UTStarcom, Inc. and Tollgrade Communications, Inc.

     10.11**+           Sales Agreement dated February 12, 1999 between UTStarcom
                        (China) Ltd. and BaoDing Telecommunication Bureau, Hebei
                        Province.

     10.12**+           Sales Contract dated August 23, 1999 between UTStarcom
                        (China) Ltd. and Xi'an Telecommunication Bureau.

     10.13**+           Technical License and Assistance Agreement dated
                        November 2, 1999 between UTStarcom, Inc. and Mitsubishi
                        Electric Corporation.

     10.14**+           Technical Assistance Agreement dated October 1, 1999 between
                        Matsushita Communication Industrial Co. Ltd. and UTStarcom,
                        Inc.

      EXHIBITS
---------------------
     10.15**+           Joint Product Development and Marketing Memorandum and
                        Understanding dated September 2, 1999 between UTStarcom,
                        Inc. and Matsushita Communication Industrial Co., Ltd.

     10.16**+           Joint Patent Filing Agreement dated December 1, 1998 between
                        UTStarcom, Inc. and Matsushita Communication Industrial Co.,
                        Ltd.

     10.17**            Loan Agreement dated June 15, 1998 between UTStarcom, Inc.
                        and SOFTBANK Corp.

     10.18(a)**+        Loan Agreement dated March 9, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(b)**+        Loan Agreement dated June 7, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(c)**+        Loan Agreement dated June 29, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(d)**+        Loan Agreement dated July 7, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(e)**+        Loan Agreement dated July 14, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(f)**+        Loan Agreement dated July 21, 1999 between Bank of China and
                        UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(g)**+        Loan Agreement dated August 5, 1999 between Bank of China
                        and UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(h)**+        Loan Agreement dated August 17, 1999 between Bank of China and UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(i)**+        Loan Agreement dated September 2, 1999 between Bank of China and UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.18(j)**+        Loan Agreement dated September 17, 1999 between Bank of
                        China and UTStarcom Hangzhou Telecommunications Co., Ltd.

     10.19**+           Joint Venture Agreement dated July 31, 1997 between
                        UTStarcom, Inc. and Zhejiang Telecommunication Equipment
                        Factory.

     10.20**+           Joint Venture Agreement dated December 8, 1995 between
                        UTStarcom, Inc. and Chinese Guangdong Nanfeng
                        Telecommunication Group Co. Ltd.

     10.21**+           Joint Venture Agreement dated September 12, 1997 between
                        UTStarcom, Inc. and Zhejiang Nantian Post and
                        Telecommunication Development Group Co. Ltd.

     10.22**            Lease dated December 23, 1997 between UTStarcom, Inc. and
                        Tech Center Partners.

     10.23**            Lease Agreement dated April 1995, as amended, between
                        UTStarcom, Inc. and Metro Park Associates.

     10.24**            Lease Agreements dated December 31, 1997 and May 14, 1998
                        between Guangdong UTStarcom Telecom Co., Ltd. and Guangdong
                        Southern Telecom Group Huizhou Company.

     10.25**            Lease Contract dated December 15, 1996 between UTStarcom
                        (Hangzhou) Telecommunications Co., Ltd. and Yile Village,
                        Gudang Township.

     10.26+             Purchase Agreement for P.R. China Market dated April 1, 1999 between UTStarcom Inc., Matsushita Electric Industrial Co.,
                        Ltd. and Matsushita Communication Industrial Co., Ltd.

     10.27 Information Service Project Contract dated June 1, 1998 between UTStarcom (China) Ltd. and China Jitong
                        Communication Co. Ltd.

      EXHIBITS
---------------------
     10.28              Payment Agent Contract dated June 11, 1998 among UTStarcom,
                        UTStarcom (China) Ltd, Softbank Corporation and Jitong
                        Communication Co., Ltd.

     10.29 Agreement on Termination of Contract dated August 30, 1999 among UTStarcom, Inc., UTStarcom (China) Ltd., Softbank
                        Corporation and Jitong Communication Co., Ltd.

     10.30              Exchange Agreement dated October 15, 1997 between UTStarcom,
                        Inc. and certain investors.

     10.31              Exchange Agreement dated October 15, 1997 between UTStarcom,
                        Inc. and certain investors.

     10.32              Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Bill Huang.

     10.33 Lease contract on Housing and Vacant Land at Yunshan Post and Telecommunication Industrial Village dated January 3,
                        2000 between Guangdong UTStarcom Telecom Co., Ltd. and
                        Guangdong Nanfang Communication Group, Huizhou Co.

     10.34*             Loan Agreement dated October 8, 1996 between UTStarcom
                        (China) Co., Inc. and Bill X. Huang.

     10.35*             Promissory Note Secured by Deed of Trust dated February 13,
                        1999 issued to UTStarcom, Inc. by Bill X. Huang and Minnie
                        Huang.

     21.1**             List of Subsidiaries of UTStarcom, Inc. (see Note 1 to Notes
                        to Consolidated Financial Statements).

     23.1               Consent of PricewaterhouseCoopers LLP.

     23.2               Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in Exhibit 5.1)

     24.1**             Power of Attorney (see page II-6).

     27.1**             Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Previously filed.

+ Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.